SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

Taxpayer Identification Number (CNPJ/ME) 06.164.253/0001-87

STATE REGISTRATION (NIRE) 35.300.314.441

MANAGEMENT'S PROPOSAL

Annual General and Extraordinary Shareholders’ Meeting

to be held on April 29, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/ME 06.164.253/0001-87

NIRE 35.300.314.441

TABLE OF CONTENTS

1.	Preliminary comments			3

2.	Annual General Shareholders’ Meeting			3

	2.1	Documents and Information for Compliance with CVM Instructions 481/2009 and 552/2015		4
		2.1.1.	Proposal for the Compensation of Managers for the fiscal year 2022	4
		2.1.2.	Proposal for the Allocation of the Profit for the Fiscal year 2021	5
		2.1.3.	Management's comment on the Company's financial situation (item 10 of the Reference Form)	6
		2.1.4.	Information regarding the candidates appointed or supported by the management or controlling shareholders, pursuant to items 12.5 to 12.10 of the Reference Form (General Meeting and Management)	61
		2.1.5.	Managers' Compensation (item 13 of the Reference Form)	99

3.	Annual Report of the Statutory Audit Committee on the Company's Financial Statements			136

4.	Statement of the Managers that they have reviewed, discussed and agreed with the Company's Financial Statements			139

5.	Statement by the Managers that they have reviewed, discussed and agreed with the views expressed in the Independent Auditors' Report			140

6.	Opinion of the Audit Committee			141

7.	Extraordinary Shareholders’ Meeting			142

	7.1	Approval of the Company's capital increase - Information required by Article 11 of CVM Instruction 481/09		142

1.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/ME 06.164.253/0001-87

NIRE 35.300.314.441

1.       PRELIMINARY COMMENTS

Gol Linhas Aéreas Inteligentes S.A. ("Company") management hereby informs that the documents listed below, and attached to this document, are already available to the Shareholders at the Company's head office and disclosed on the websites of: Investor Relations (http://www.voegol.com.br/ri), the Brazilian Securities and Exchange Commission ("CVM") (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa e Balcão ("B3") (www.b3.com.br), in accordance with legal provisions, as well as in compliance with CVM Instructions 480/2009 and 481/2009, CVM Instruction 552/2014, and also Circular Letter 01/2022 issued by the CVM's Corporate Relations Superintendence.

  Annual Management Report;
  Copy of the Financial Statements;
  Opinion of the Independent Auditors;
  Statement by the Senior Managers that they reviewed, discussed and agreed with the Company's financial statements;
  Statement by the Managers that they reviewed, discussed and agreed with the views expressed in the Independent Auditors' Report;
  Annual Report and Opinion of the Company's Statutory Audit Committee;
  4th quarter 2020 results release; and
  Standard Financial Statement Form - DFP.
  Opinion of the Audit Committee

3

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/ME 06.164.253/0001-87

NIRE 35.300.314.441

2.	ANNUAL GENERAL SHAREHOLDERS’ MEETING

2.1. Documents and Information for Compliance with CVM Instructions 481/2009 and 552/2015

2.1.1.	Proposal for Overall Compensation of Managers for the Fiscal Year 2022

The Company's Management proposes a global and annual amount of R$ 28,173,890.20 (twenty-eight million, one hundred and seventy-three thousand, eight hundred and ninety BRL and twenty cents) for the compensation of the Company's Managers (Board of Directors and Executive Officers) for the Fiscal year 2022, in compliance with the provisions of the legislation in force and the Company's Bylaws. This amount includes the labor and tax charges on the amounts of salary. The net amount for the compensation of the Managers for the Fiscal year 2022, corresponding to R$ 25,158,064.15 (twenty-five million, one hundred and fifty-eight thousand, sixty-four BRL and fifteen cents), which represents an increase of 54% (fifty-four percent) compared to the global net compensation received by the Management in the fiscal year of 2021. The variation still reflects the impacts of the COVID-19 pandemic that were extended and had as a consequence the non-achievement of the trigger to the distribution of Bonuses for the fiscal year of 2021, as for the fiscal year of 2022 there is an expectation of resumption and with that the achievement of the Company’s corporate goals.

For the fiscal year of 2021, it was approved a proposal for net compensation of the management in the amount of R$ 24,064,422.84 (twenty-four million sixty-four thousand four hundred and twenty-two BRL and eighty-four cents). The amount actually perceived during the referred period was R$ 16,340,684.25 (sixteen million, three hundred and forty thousand, six hundred and eighty-four BRL and twenty-five cents), which represents a 32% (thirty-two percent) decrease in relation to the approved net amount.

Additional and detailed information, pursuant to Article 12, item II of CVM Instruction 481/2009, as per item 13 of the Reference Form, is available at Annex III, at the Company's headquarters and at the Investor Relations websites (http://www.voegol.com.br/ri), of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and of B3 S.A. - Brazil, Stock Exchange, OTC (www.b3.com.br).

São Paulo, March 29, 2022.

THE MANAGEMENT

4

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/ME 06.164.253/0001-87

NIRE 35.300.314.441

2.1.2.       MANAGEMENT'S PROPOSAL FOR ALLOCATION OF THE 2021 NET INCOME

The Company's Management, in compliance with item II of the Sole Paragraph of Article 9 of CVM Instruction 481/2009, provides below the proposal for allocation of the results for the year ended December 31, 2021.

Not applicable, since the Company determined a loss for the year ended December 31, 2022.

São Paulo, March 29, 2022.

THE MANAGEMENT

5

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/ME 06.164.253/0001-87

NIRE 35.300.314.441

2.1.3.       MANAGERS' COMMENTS ON THE COMPANY'S FINANCIAL SITUATION (ITEM 10 OF THE REFERENCE FORM)

10.1 MANAGERS' COMMENTS ON:

The financial data referred to below have been taken from our consolidated financial statements for the fiscal years ended December 31, 2021, 2020 and 2019. These financial statements have been prepared under management's responsibility in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil. Accounting practices adopted in Brazil correspond to those included in Brazilian corporate law and to Pronouncements, Guidelines and Interpretations issued by Brazil's Accounting Pronouncements Committee (CPC) and approved by Brazil's Securities and Exchange Commission (CVM).

Finally, this item contains data relating to our business sector, financial indicators and market share estimates that have been sourced from internal surveys, publicly available information and industry publications. We have included data from reports compiled by official public sources such as Brazil’s Central Bank (BACEN), Geography and Statistics Institute (IBGE), Civil Aviation Agency (ANAC), and Airport Infrastructure Company (INFRAERO). Data posted in these publications are taken from sources considered trustworthy, however we are unable to guarantee that they are accurate and complete. The abovementioned internal surveys and estimates have not been independently verified.

a.       Overall financial and equity conditions

Covid-19 significantly impacted the world economy in 2020 and 2021. In response to growing numbers of cases and deaths, many governments ordered travel bans that affected millions of people, moreover traffic in many places was subject to quarantine measures. The Covid-19 pandemic has also led to significantly volatile financial and commodity markets worldwide.

Throughout this period, Management has shown disciplined management of our capacity and balanced working capital in order to guarantee sustainability for the business, considering its positioning in the domestic market and its financial position.

According to the IBGE (Brazilian Institute of Geography and Statistics), GDP was back to a growth path in 2021 to post 4.6% year on year, against 2020, reflecting the economy's gradual recovery. Inflation measured by the Broad Consumer Price Index (IPCA) reached 10.1% in 2021. During 2021, the Brazilian Real (BRL) depreciated 6.88% against the US dollar (USD), comparing its December 31, 2021 and 2020 exchange rates. In addition, after several rate hikes, Brazil's Selic base rate ended the year at 9.25%.

We believe that our liquidity and cash position have been crucial factors for our success. Total liquidity (cash, cash equivalents, short and long-term financial investments and accounts receivable) totaled R$1,710.6 million at December 31, 2021 (R$2,576.5 million as of December 31, 2020 and R$4,273.0 million as of December 31, 2019) and at the end of 2021 accounted for 23.0% of our net operating revenues from the previous twelve months (40.4% in 2020 and 30.8% in 2019). Given the challenging and uncertain scenario, Management has been committed to honoring our financial commitments on a daily basis and preserving our cash and liquidity position.

In the year ended December 31, 2021, we concluded important initiatives to strengthen our capital structure, such as:

•	acquiring equity interest from Smiles' non-controlling shareholders;
•	issuing complementary Senior Secured Notes for an additional US$450 million;
•	a R$423 million capital increase led by our controlling shareholders with minority shareholders taking part in the subscription too;
•	fully paying off the remaining balance of our principal amortizable debt, guaranteed financing, in the amount of R$410 million of principal and interest, with the release of collateral;
6

•	concluding short-term debt refinancing with local banks.

In addition, we signed into an exclusive codeshare agreement with American Airlines for a planned contribution to our capital of US$200 million, the effects of which should be reflected in the financial information for the first half of 2022 with the conclusion of the transaction.

In the year ended December 31, 2021, we had a negative EBITDA (which we define as operating income before interest, taxes, depreciation and amortization) of R$(2,498.8) million and a (33. 6)% EBITDA margin against R$918.7 million and 14.4% margin in 2020 and R$3,860.7 million with a 27.8% a margin in 2019.

EBITDA fell by R$3,417.6 million between 2021 and 2020 due mainly to non-recurring transactions related to provisioning for returns recognized in the context of accelerated fleet renewals, contingency provisioning related to the additional 1% COFINS rate recognized in the year ended December 31, 2021, and material gains obtained from sale-leaseback transactions in the year ended December 31, 2020. In addition, oil prices per barrel spiked in 2021 and the average USD/BRL exchange rate compared to 2020 impacted our typically recurring operating costs. EBITDA's R$2,942.0 million fall between 2020 and 2019 was due to the COVID-19 pandemic, which significantly affected our operations due to social distancing recommendations, travel restrictions and recommendations and borders being closed to curb the spread of the disease.

We believe that EBITDA is a useful operational performance metric for airlines since it shows ability to cover expenses while also facilitating comparison with others from the same industry.

As of December 31, 2021, our current liquidity ratio (reckoned as current assets divided by current liabilities) was 0.24 against 0.31 in 2020 and 0.48 in 2019.

Our gross debt at December 31, 2021 was R$22,663.0 million, considering R$765 million debt repayment (consisting of R$240 million financial debt and R$525 million debt incurred to lease aircraft during the year) against R$17,544.9 at December 31, 2020 and R$ 14,462.6 in 2019. Gross debt consists of loans and borrowings as well as leases /lease-purchase agreements. Our adjusted gross debt excludes amounts due on perpetual bonds, which have no due date.

We are subject to restrictive covenants through our Debentures and Senior Secured Notes 2026.

After renegotiating these debentures' terms, the indicators stipulated in the deeds for our 7th and 8th issues will have to be measured as of December 2022.

In the context of our Senior Secured Notes 2026, we have to fulfill guarantee conditions related to parts held in stock and intellectual property. As of December 31, 2021, our GLA parts and equipment under warranty related to this contract complied with contractual conditions.

The following summary shows consolidated balance sheet accounts for the years ended December 31, 2021, 2020 and 2019:

Consolidated Balance In millions of Brazilian Reais (BRL)	2021	2020	2019(1)
Cash and cash equivalents	486,258	662,830	1,645,425
Short-term financial investments	291,363	984,112	1,258,682
Accounts receivable	850,683	739,699	1,229,530
Short-term deposits	191,184	-	-
Long-term financial investments	82,326	189,830	139,386
Long-term deposits	1,757,842	2,058,455	1,968,355
Property, plant and equipment	7,675,170	4,960,288	6,058,101
Total assets	14,402,343	12,814,136	15,298,446

Short-term borrowings	634,614	2,353,279	2,543,039
Short-term lease payables	2,057,687	1,317,008	1,404,712
Long-term borrowings	11,265,416	7,623,687	5,866,802
Long-term lease payables	8,705,297	6,267,184	4,648,068
Total Liabilities	35,456,021	26,581,195	22,403,863
7

Shareholders' equity	(21,053,678)	(13,767,059)	(7,105,417)
(1)	Our 'financial investments' amount for 2019 includes restricted cash reclassified on December 31, 2021. Our 2021 and 2020 balances are in conformity with our financial statements for the year ended December 31, 2021.

At December 31, 2021, our consolidated property, plant and equipment totaled R$7,675.2 million, consisting mainly of: (i) R$5,168.9 million referring to 135 aircraft without purchase option at the end of their contract; (ii) R$1,098.7 million related to purchases of own replacement parts (rotables); (iii) R$66.3 million related to right to use spare parts (rotables) under lease agreements; (iv) R$772.7 million for reconfiguring and refurbishing aircraft; (v) R$24.5 million for tools related to aviation-related fixed assets; (vi) R$71.9 million for other fixed assets in use (vehicles, machinery and equipment, furniture and fixtures, computers and peripherals, building work in progress and other items); (vii) R$499.0 million referring mainly to prepayments for purchases of fixed assets; and (viii) negative R$26.9 million for impairment losses.

Our total fleet numbers for December 31, 2021, 2020 and 2019 are shown in the table below:

Total fleet at end of period	2021	2020	2019
B737-700 NG	23	23	24
B737-800 NG	89	97	106
MAX 8	23	7	7
Total (Boeing 737)	135	127	137

All our aircraft are leased. As of December 31, 2021, our total fleet numbered of 135 aircraft, all of which were leased without purchase option.

In addition to the abovementioned assets, we also have concessions to use buildings in airports and hangars in Brazil, including part of a hangar at Congonhas airport, where we do aircraft maintenance work. We also have a state-of-the-art Aircraft Maintenance Center (GOL Aerotech) in the city of Confins, State of Minas Gerais. Our Maintenance Center's certification shows that we provided authorized maintenance services for Boeing 737-300s, 737-700s, next generation 800s and the new 737 MAX 8. We use the new facility for heavy duty fuselage maintenance, preventive maintenance, painting aircraft and restructuring their internal configurations.

b.       Capital structure and possibility of redemption of shares or quotas, indicating (i) redemption conditions and (ii) formula for calculating redemption value:

Capital structure

Own Capital

On December 31, 2021, our shareholders' equity showed a deficit of R$21,053.7 million, while on December 31, 2020, the corresponding deficit was R$13,767.1 million, this variation was mainly due to loss incurred in the year ended December 31, 2021 due to pandemic related issues affecting operations as well as the Brazilian Real's depreciation against the USD.

On December 31, 2021, capital stock was represented by 3,178,043,923 shares, of which 2,863,682,710 common and 314,361,213 preferred shares. Mobi investment fund (“MOBI”) owns 100.0% of our common and 32.8% of our preferred shares, while PATH-Brazil LLC (“PATH-Brazil”) owns 3.5% of our preferred shares. Both funds are owned by the same holders and together hold 49.4% of our total share capital. As of December 31, 2021, 48.3% of our preferred shares were outstanding.

During the year ended December 31, 2021, the Volluto fund, controlled by the same holders, transferred all of our common shares held by it to MOBI.

The percentage holdings of each shareholder shown in the table below are based on the total numbers of 2,863,682,710 common and 314,361,213 preferred shares as of December 31, 2021.

8

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%(1)
MOBI(2)	2,863,682,150	100.00%	103,139,776	32.81%	2,966,821,926	46.69%
Air France – KLM	-	0.00%	4,246,620	1.35%	4,246,620	1.07%
PATH-Brazil(2)	-	0.00%	10,846,688	3.45%	10,844,688	2.74%
Others(3)	560	0.00%	4,833,426	1.54%	4,833,986	1.22%
Market	-	0.00%	191,294,703	60.85%	191,294,703	48.28%
Total	2,863,682,710	100.00%	314,361,213	100.00%	3,178,043,923	100.00%
(1)	Considering economic potential, given that preferred shares are entitled to a dividend of 35 x the dividend paid per common share.
(2)	MOBI and PATH-Brazil are directly controlled by Constantino de Oliveira Junior, the president of our board of directors, and his brothers Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.
(3)	Including 140 shares owned by a member of our controlling family. Not counting shares held indirectly by Constantino de Oliveira Junior, president of our board of directors, through MOBI and PATH-Brazil.

During the year ended December 31, 2021, we approved capital increases due to: (i) corporate reorganization to absorb Smiles with our June 4, 2021 issue of 22,433,975 new preferred shares, 25,707,301 class B preferred shares and 33,113,683 class C preferred shares. Our Class B and C shares were redeemed in June as part of the absorption proposal as approved; (ii) R$422.6 million capital increase proposed by the controlling shareholders by issuing 171,136,137 common and 12,581,185 preferred shares, incurring R$1,877 costs. In this same measure, the 171,136,137 common shares were converted into 4,889,603 preferred shares at the ratio of 35 common to 1 preferred share; and (iii) subscription of preferred shares by exercising the stock option plan on July 28 and November 8, 2021, in the amount of R$2.1 million and R$15 by issuing 430,333 and 1,860 nominative no-par-value preferred shares.

During the year ended December 31, 2020, we approved capital increases through the subscription of preferred shares through stock option plan exercise as follows: (i) on April 30, 2020, in the amount of R $0.7 million, referring to the exercise of 197,109 preferred shares; (ii) on July 30, 2020 in the amount of R$0.2 million referring to the exercise of 29,018 preferred share options and (iii) October 29, 2020, in the amount of R$0.3 million referring to the exercise of 116,116 preferred share options.

During the year ended December 31, 2019, we approved capital increases in the form of preferred shares subscribed/exercised under our stock option plan on: (i) February 27, 2019, in the amount of R $4,589 through subscription of 521,528 preferred shares; (ii) April 26, 2019, in the amount of R$512 due to subscription of 140,896 preferred shares; (iii) July 31, 2019, in the amount of R$300 due to subscription of 84,477 preferred shares; and (iv) October 30, 2019, in the amount of R$60,165, due to the subscription of 5,391,373 preferred shares.

Outside Capital

At December 31, 2021, total short- and long-term loans and borrowings amounted to R$11,900.0 million. The average maturity of our long-term debt, excluding debts without due dates, was 3.4 years with an average rate of 14.0% for BRL-denominated bonds and 6.6% for USD-denominated bonds. At December 31, 2021, we are subject to restrictive covenants in Debentures and Senior Secured Notes 2026. After renegotiating debentures, we will have to report the metrics stipulated in the 7th and 8th issues' deeds as of December 2022. In the context of the Senior Secured Notes 2026, we are fulfilling guarantee conditions related to parts in stock and intellectual property. At December 31, 2021, our GLA parts and equipment under warranty related to this contract were in compliance with contractual conditions.

At December 31, 2020, total short- and long-term loans and borrowings amounted to R$9,977.0 million. The average maturity of our long-term debt, excluding debts without due dates, was 3.1 years with an average 5.48% interest rate charged on BRL-denominated bonds and 5.26% on USD-denominated bonds.

9

At December 31, 2019, total short-term and long-term loans and financing amounted to R$8,409.8 million. The average maturity of our long-term debt, excluding debts without due dates, was 3.2 years with an average 5.28% rate on BRL-denominated bonds and 6.02% on USD-denominated bonds.

Capital structure

The following table shows our capital structure in terms of outside capital in proportion to our total capital at December 31, 2021, 2020 and 2019:

	31/12/2021	31/12/2020	31/12/2019(1)
Total loans and borrowings	(11,900,030)	(9,976,966)	(8,409,841)
Total lease agreement payables	(10,762,984)	(7,584,192)	(6,052,780)
(-) Cash and cash equivalents	486,250	662,830	1,645,425
(-) Financial investments	373,689	1,173,942	1,398,068
A - Net Debt	(21,803,067)	(15,724,386)	(11,419,128)
B – Total shareholder equity - negative	21,053,678	13,767,059	7,105,417
C = (B + A) – Total Capital	(749,389)	(1,957,327)	(4,313,711)
(a)	Net debt = total debt (short- and long-term) minus total cash (cash and cash equivalents + financial investments);
(b)	Total capital = net debt + shareholder equity;
(1)	The amount of financial investments as of December 31, 2019 includes restricted cash, as reclassified on December 31, 2021. Our 2021 and 2020 balances are in conformity with our financial statements for the year ended December 31, 2021.

Possibility of Redeeming Shares

Our shares cannot be redeemed other than for legal reasons.

c.       Ability to pay in relation to financial commitments

Liquidity

To manage our liquidity, our total cash is considered as well as our balances of accounts receivable. Our receivables are affected by terms for receipt of our credit-card receivables. Our customers may purchase tickets against payment by installment using their credit cards, normally causing one- to two-month interval between paying our suppliers and expenses and effectively being paid revenues from our services. When necessary, we obtain loans to fund working capital, which may be secured by our receivables in order to finance the sales-revenues cycle. We have a strong liquidity position consisting of cash and cash equivalents, financial investments, and restricted cash and accounts receivable which accounted for 23.0% of our net operating revenues in the last twelve months at the end of 2021.

The table below shows consolidated financial data used for liquidity analyses (R$ million):

	2021	2020	2019(1)	Difference (21/20) %
Total cash(a)	859.9	1,836.8	3,043.5	-53.2%
Receivables	850.7	739.8	1,229.5	15.1%
Total Immediate Liquidity	1,710.6	2,576.6	4,273.0	-33.6%

(a) Corresponds to the sum of cash balances, cash equivalents and short- and long-term financial investments disclosed in financial statements.

(1) The amount of financial investments as of December 31, 2019 includes restricted cash as reclassified on December 31, 2021. Our balances for 2021 and 2020 are in accordance with financial statements for the year ended December 31, 2021. December 2021.

As of December 31, 2021, “total cash” (cash, cash equivalents, short- and long-term financial investments) reached R$859.9 million, consisting of R$486.2 million cash and cash equivalents, R$291.4 million short-term financial investments and R$82.3 million long-term financial investments.

At December 31, 2021, our dry liquidity ratio - calculated by dividing total cash and cash equivalents, financial investments and accounts receivable recognized in current assets by current liabilities - was 0.15, 0.25 in 2020 and 0.41 in 2019.

10

We expect to make payments for acquisition of aircraft using proceeds from our operating revenues, borrowings contracted through short-term credit facilities and/or supplier finance. We expect to finance the balance of the purchase price of the Boeing 737-MAX aircraft from a combination of sources such as cash from our operations, low-interest bank financing agreements, sale and lease transactions with the purchaser itself - (sale-leaseback), offerings of debt or equity securities and/or financing from the supplier. As of December 31, 2021, we had R$451.3 million in advances for aircraft purchases.

In the year ended December 31, 2021, we posted a negative EBITDA of R$2,498.8 million against R$918.7 million in 2020 and R$3,860.7 million in 2019. Our debt consisting of loans and borrowings and leases as of December 31, 2021, 2020 and 2019 was R$22,663.0 million, R$17,561.2 million and R$14,462.6 million, respectively. Our adjusted gross debt excluding perpetual bonds was R$21,804.2 million as of December 31, 2021, R$16,755.5 million as of December 31, 2020 and R$13,915.9 million as of December 31, 2019. Perpetual bonds are excluded from the debt calculation because they do not have a maturity date. We have no significant debt falling due until 2024.

Our loans and borrowings as of December 31, 2021, 2020 and 2019 were broken down as follows:

11

			Consolidated
			2020										2021
	Maturity	Effective annual interest rate	Current	Noncurrent	Total	Funding	Unrealized income - ESN (*)	Repaid principal	Interest charges incurred	Interest charges paid	Exchange rate variation	Costs amortized	Total	Current	Noncurrent
R$:
Debentures (a)	Oct/24	14.06%	440,918	146,170	587,088	574,572	-	(28,333)	60,174	(36,048)	-	7,315	1,164,768	109,519	1,055,249
Working capital (b)	Oct/25	15.47%	239,615	17,275	256,890	40,000	-	(237,588)	17,964	(19,270)	-	-	57,996	48,239	9,757

US$:
Secured finance (c)	Jun/21	9.50%	484,113	-	484,113	-	-	(499,663)	17,000	(17,745)	16,295	-	-	-	-
Import finance (d)	Jul/22	7.77%	783,659	-	783,659	-	-	(699,899)	27,701	(32,451)	59,024	-	138,034	138,034	-
Ex-lm Bank secured finance (e)	Dec/22	2.73%	194,786	49,958	244,744	-	-	(157,641)	2,653	(2,904)	8,132	4,412	99,396	99,396	-
ESN 2024 (1) (f)	Jul/24	3.75%	37,960	1,896,854	1,934,814	-	(186,804)	-	200,401	(84,449)	123,690	575	1,988,227	40,764	1,947,463
Spare Engine Facility (g)	Sep/24	2.44%	22,771	197,009	219,780	-	-	(86,020)	5,447	(5,374)	15,642	282	149,757	24,651	125,106
Senior Notes 2025 (h)	Jan/25	7.00%	98,521	3,340,316	3,438,837	-	-	-	245,419	(241,093)	252,421	9,194	3,704,778	105,797	3,598,981
Senior Secured Notes 2026 (i)	Jun/26	8.00%	1,848	953,802	955,650	2,267,646	-	-	184,034	(184,906)	201,439	28,114	3,451,977	-	3,451,977
Loan Facility (j)	Mar/28	4.11%	32,566	233,135	265,701	-	-	(22,701)	12,559	(7,584)	20,281	255	268,511	50,471	218,040
Perpetual Bonds (k)	-	8.75%	16,522	789,168	805,690	10,952	-	-	72,592	(72,585)	59,937	-	876,586	17,743	858,843
Total			2,353,279	7,623,687	9,976,966	2,893,170	(186,804)	(1,731,845)	845,944	(704,409)	756,861	50,147	11,900,030	634,614	11,265,416

12

			Consolidated
			2019										2020
	Maturity	Effective annual interest rate	Current	Noncurrent	Total	Funding	Unrealized income - ESN (*)	Repaid principal	Interest charges incurred	Interest charges paid	Exchange rate variation	Costs amortized	Total	Current	Noncurrent
R$:
Working capital (a)	Oct/25	6.48%	-	-	-	704,172	-	(450,532)	20,261	(17,011)	-	-	256,890	239,615	17,275
Debentures VII (b)	Mar/22	3.41%	289,423	289,302	578,725	-	-	-	25,936	(23,638)	-	6,065	587,088	440,918	146,170

US$:
Term Loan B (c)	Aug/20	6.50%	1,229,600	-	1,229,600	-	-	(1,641,390)	65,382	(97,632)	437,942	6,098	-	-	-
Import finance (d)	Jan/21	5.63%	663,979	-	663,979	25,974	-	(103,238)	41,326	(45,856)	201,474	-	783,659	783,659	-
Secured finance (e)	Dec/21	9.50%	-	-	-	1,367,825	-	(833,171)	36,749	(36,366)	(50,924)	-	484,113	484,113	-
Senior Notes 2022 (f)	Jan/22	8.88%	12,102	313,267	325,369	-	-	(405,878)	7,052	(20,695)	92,730	1,422	-	-	-
Ex-lm Bank secured finance (g)	Dec/22	0.92%	180,812	76,395	257,207	124,074	-	(216,829)	5,488	(4,469)	71,877	7,396	244,744	194,786	49,958
ESN (h)	Jul/24	3.75%	29,443	1,753,526	1,782,969	-	(374,994)	-	178,414	(75,486)	424,327	(416)	1,934,814	37,960	1,896,854
Spare Engine Facility (i)	Sep/24	2.56%	17,551	201,084	218,635	-	-	(63,482)	8,957	(9,282)	64,670	282	219,780	22,771	197,009
Senior Notes 2025 (j)	Jan/25	7.00%	75,587	2,548,472	2,624,059	37,322	-	-	235,588	(215,506)	751,423	5,951	3,438,837	98,521	3,340,316
Senior Notes 2026 (k)	Jun/26	8.00%	-	-	-	952,509	-	-	1,828	-	20	1,293	955,650	1,848	953,802
Loan Facility (l)	Mar/28	4.73%	31,727	150,821	182,548	59,949	-	(33,719)	11,974	(8,969)	53,681	237	265,701	32,566	233,135
Perpetual Bonds (i)	-	8.75%	12,815	533,935	546,750	99,135	-	-	60,035	(60,117)	159,887	-	805,690	16,522	789,168
Total			2,543,039	5,866,802	8,409,841	3,370,960	(374,994)	(3,748,239)	698,990	(615,027)	2,207,107	28,328	9,976,966	2,353,279	7,623,687

13

d.       Sources of funding working capital and investments in non-current assets used

Our strategy is to mainly rely on cash flows from our operations to get working capital for current and future operations. Our operating cash flows are affected by certain aircraft operating lease agreements that require maintenance reserve deposits accounts for these aircraft, with funds at specific levels. Funds will be withdrawn from maintenance reserve accounts to reimburse certain structural maintenance expenses when incurred. We believe that the amounts currently deposited and that will be deposited, plus our own cash, are sufficient to cover our future aircraft maintenance costs for the duration of the respective operating leases.

We finance the outstanding balance on the purchase price of Boeing MAX aircraft through a combination of sources such as cash flow from our operations, low-interest bank loans, sale and leaseback transactions, debt or equity offerings and/or supplier finance.

In January 2022, we signed a financing agreement with Castlelake LP for up to US$600 million to finance purchases of new 737 MAX 8 aircraft. The transaction will comprise 10 leases with option to purchase bearing approximately 6% annual interest charges, and 2 sale-leaseback transactions. The proceeds from the transaction will cover 100% of new aircraft purchase costs plus additional funds to cover obligations and costs of returning Gol’s 737 NG aircraft. To date, GOL has received two aircraft under this contract.

e.       Sources of funding for working capital and investments in non-current assets that we intend to use to cover liquidity shortfalls

When necessary, we obtain loans to finance our working capital, which may be secured by our receivables, in order to finance the sales-revenues cycle. Our liquidity position (cash, cash equivalents, short- and long-term financial investments and accounts receivable) amounted to 23.0% of our net operating revenues for the last twelve months. We are also committed to avoiding the pressure of material amounts of financial debt falling due within a two-year horizon, thus ensuring healthy levels of liquidity.

f.       Levels of debt and characteristics of debts, also describing:

(i) material loans and borrowings

Type	Due	Interest rate(*)	Currency
Debentures	Oct/24	4.5% + CDI	BRL
Working capital	Oct/25	14.06% p.a.	BRL
Term Loan	Aug/20	(**)	USD
Secured finance	Dec/21	(**)	USD
Senior Bond 2022	Jan/22	(**)	USD
Import finance	Jul/22	7.77% p.a.	USD
Ex-lm Bank secured finance (g)	Dec/22	2.73% p.a.	USD
ESN	Jul/24	3.75% p.a.	USD
Spare Engine Facility	Sep/24	2.44% p.a.	USD
Senior Bond 2025	Jan/25	7.00% p.a.	USD
Senior Bond 2026	Jun/26	8.00% p.a.	USD
Loan Facility	Mar/28	4.11% p.a.	USD
Perpetual Bonds	-	8.75% p.a.	USD

(*) Refers to the contracts' average interest rate at December 31, 2021.

(**) On December 31, 2021, this transaction was posted as settled.

The tables below show scheduled due dates of our long-term obligations arising from current loans and borrowings at December 31, 2021, 2020 and 2019:

Financial Debt Schedule at 12/31/21 (R$MM)	2023	2024	2025	2026	After 2026	No due date	Total

In R$:
Working capital	4,752	2,500	2,505	-	-	-	9,757
Debentures	575,591	479,658	-	-	-	-	1,055,249

In US$:
ESN 2024	-	1,947,463	-	-	-	-	1,947,463
14

Spare Engine Facility	24,595	100,511	-	-	-	-	125,106
Senior Notes 2025	-	-	3,598,981	-	-	-	3,598,981
Senior Secured Notes 2026	-	-	-	3,451,977	-	-	3,451,977
Loan Facility	34,312	35,476	36,727	78,469	33,056	-	218,040
Perpetual Bonds	-	-	-	-	-	858,843	858,843
Total	639,250	2,565,608	3,638,213	3,530,446	33,056	858,843	11,265,416

Financial Debt Schedule on 12/31/20 (R$MM)	2022	2023	2024	2025	After 2025	No due date	Total

R$:
Working capital	7,543	4,752	2,500	2,480	-	-	17,275
Debentures VII	146,170	-	-	-	-	-	146,170

US$:
Ex-lm Bank secured finance	49,958	-	-	-	-	-	49,958
ESN	-	-	1,896,854	-	-	-	1,896,854
Spare Engine Facility	23,075	23,075	150,859	-	-	-	197,009
Senior Notes 2025	-	-	-	3,340,316	-	-	3,340,316
Senior Notes 2026	-	-	-	-	953,802	-	953,802
Loan Facility	30,936	31,961	33,039	34,197	103,002	-	233,135
Perpetual Bonds	-	-	-	-	-	789,168	789,168
Total	257,682	59,788	2,083,252	3,376,993	1,056,804	789,168	7,623,687

15

Financial Debt Schedule at 12/31/19 (R$MM)	2021	2022	2023	2024	After 2024	No due date	Total

R$:
Debentures VII	289,302	-	-	-	-	-	289,302

US$:
Credit facility - engine maintenance	95,574	17,747	17,747	146,411	-	-	277,479
Senior IV Bond	-	313,267	-	-	-	-	313,267
ESN	-	-		1,753,526	-	-	1,753,526
Senior Bond VIII	-	-	-	-	2,548,472	-	2,548,472
Loans secured by engines	18,377	19,052	19,769	20,522	73,101	-	150,821
Perpetual Bonds	-		-	-	-	533,935	533,935
Total	403,253	350,066	37,516	1,920,459	2,621,573	533,935	5,866,802

Our material financial contracts in effect at December 31, 2021, 2020 and 2019:

Exchangeable Senior Notes (“ESN”)

In 2019, acting through GOL Equity Finance (“Issuer”), a special purpose company incorporated under the laws of Luxembourg, we issued Exchangeable Senior Notes (“ESN”) due in 2024, which will be bear 3.75% p.a. nominal interest charges to be paid semiannually. This transaction was guaranteed by our own company and our GLA subsidiary.

Our noteholders will be entitled to exchange them for American Depositary Shares ("ADSs") at the ratio of one ADS per two of Gol’s preferred shares. The initial exchange rate for the notes is 49.3827 ADSs per US$1,000 of the notes' principal which is equivalent to an initial exchange price of approximately US$20.25 per ADS and represents a premium for exchanging of approximately 35% above the initial public offering price of the ADSs sold in the simultaneous offering of ADSs described below, which was US$15.00 per ADS. The notes' exchange rate may be adjusted if and when certain events take place.

Notes may be settled in cash, ADSs or a combination of both.

Funds obtained in the context of this transaction during the year ended December 31, 2019, are shown below:

Amounts in US$ thousand
Date	Nominal issue	Premium	Cost attributed to debt component	Cost attributed to derivatives component	Capped Call:	Net funding
03/26/2019	300,000	-	(12,179)	(6,533)	(26,190)	255,098
04/17/2019	45,000	-	(3,862)	(1,463)	(3,929)	35,746
07/17/2019	80,000	16,000	(2,123)	(2,247)	(9,680)	81,950
	425,000	16,000	(18,164)	(10,243)	(39,799)	372,794

Amounts in R$ thousand
Date	Nominal issue	Premium	Cost attributed to debt component	Cost attributed to derivatives component	Capped Call:	Net funding
03/26/2019	1,169,010	-	(47,067)	(25,248)	(101,214)	995,481
16

04/17/2019	177,539	-	(14,870)	(5,760)	(15,499)	141,410
07/17/2019	301,192	60,194	(7,987)	(8,453)	(36,444)	308,502
	1,647,741	60,194	(69,924)	(39,461)	(153,157)	1,445,393

Additionally, the issuer's private derivative trades (aka “capped calls”) with some of the bonds' subscribers and/or other financial institutions (“counterparts”), with which we generally expect to reduce potential dilution of preferred shares and GOL ADSs when converting/exchanging any notes and/or offsetting any cash payments required of the issuer exceeding the principal amount of the notes exchanged/converted, as applicable, so that said reduction or offsetting will be subject to a limit/cap based on highest price. The capped calls' highest price will be approximately US$27.75 per ADS (a premium of approximately 85% over initial public offering price of the ADSs sold in the simultaneous offering of ADSs).

As of December 31, 2021, the portion corresponding to the option to convert securities into shares at market price corresponds to R$162.6 million.

Ex-lm Bank secured finance

On February 14, 2014, through our GLA subsidiary we issued the third series of Guarantee Notes to finance engine maintenance, with a financial guarantee from Ex-Im Bank at an interest rate of 0.90% pa in the amount of R$92.2 million (US$40.5 million on funding date), with quarterly amortization of principal and monthly interest charges, with US$2.2 thousand issuing costs (R$5,2 thousand on funding date). This series had a 2-year tenor expiring February 14, 2016.

On March 13, 2015, our GLA obtained subsidiary a loan facility for engine maintenance in the amount of R$130,795 (US$40,539 on funding date) at 0.983% p.a. an interest rate with quarterly amortization and interest payments, and R$4,198 issuing costs (US$1,334 on funding date) and financial guarantee from Export-Import Bank of the United States (“Ex-Im Bank”). This series was issued with a 3-year tenor through August 2019.

In June 2020, our GLA subsidiary opened a new credit facility to pay for engine maintenance services, with restricted cash assigned as Ex-Im Bank's financial security. Details of the above loans are shown below:

Transaction Date	Principal		Costs		Interest Rate (p.a.)	Date due
	(US$ thousand)	(R$ thousand)	(US$ thousand)	(R$ thousand)
06/19/2020	25,000	129,263	1,003	5,189	Libor 6M + 0.6%	12/23/2022

The total outstanding balance of the series relating to financing that we recognized in current liabilities on December 31, 2021 was R$99.4 million.

17

Secured finance

In August 2020, we obtained bilateral financing from Delta Airlines secured by Smiles shares and other assets in the amount of US$250 million, corresponding to R$1,367.8 million on funding date.

Transaction Date	Principal		Interest	Original Date
	(US$ thousand)	(R$ thousand)	Rate (p.a.)
08/31/2020	250,000	1,367,825	9.50%	12/30/2021

During the year ended December 31, 2021, we paid off all amounts due on this transaction.

Spare Engine Facility

In 2018, through our GLA subsidiary, we obtained funding for engine maintenance services by issuing Guaranteed Notes. Details of the above loans are shown below:

Transaction Date	Principal		Costs		Interest Rate (p.a.)	Original Due Date
	(US$ thousand)	(R$ thousand)	(US$ thousand)	(R$ thousand)
03/27/2018	10,503	34,928	603	2,005	Libor 3M + 0.75%	01/24/2020
05/04/2018	10,463	36,951	567	2,001	Libor 3M + 0.75%	03/24/2020
06/29/2018	10,299	39,710	399	1,538	Libor 3M + 0.75%	04/29/2020
08/29/2018	10,301	42,597	401	1,658	Libor 3M + 0.75%	30/06/2020
11/30/2018	10,203	39,417	303	1,170	Libor 3M + 0.75%	09/30/2020

During the years ended December 31, 2021, 2020 and 2019, through our GLA subsidiary, we renegotiated to postpone repayments due on contracts of this type and altered interest rate and guarantees held for the transactions.

As of December 31, 2021, the amounts recognized in current and non-current liabilities were R$24.7 million and R$125.1 million, respectively.

Import finance (locally Finimp)

Import finance refers to private bank credit facilities used to finance imported spare parts and aeronautical equipment.

Details of the above loans are shown below:

Transaction Date: New funding	Amount		Interest rate (p.a.)
	(US$ thousand)	(R$ thousand)
01/24/2019	6,454	24,409	6.57%
02/04/2019	5,924	21,777	6.52%
02/21/2019	7,069	26,576	6.46%
04/18/2019	7,045	27,737	4.98%
07/05/2019	4,334	16,560	5.93%
08/20/2019	3,396	13,729	4.37%
11/19/2019	7,172	30,446	4.46%
12/18/2019	735	2,980	5.74%
02/19/2020	5,920	25,974	4.07%

During the years ended December 31, 2021, 2020 and 2019, our GLA subsidiary renegotiated in order to postpone amounts due on contracts of this type and alter interest rates and guarantees held for them.

The total outstanding balance from these transactions recognized in current liabilities at December 31, 2021 was R$138.0 million.

Loan Facility

18

On August 31, 2017, we obtained a loan secured by 4 of our own engines in the amount of R$84.3 million (US$26.8 million on funding date) and incurred issuing costs of R$512 thousand (US$161 thousand on funding date). On June 28, 2018, through our GLA subsidiary, we obtained a loan secured by 1 of our own engines in the amount of R$43,913 (US$11,400 on funding date) and incurred issuing costs of R$578 (US$150 on funding date). This type of loan monthly payments of interest charges and amortization.

During the year ended December 31, 2020, through our GLA subsidiary, we obtained loans secured by our own engines. Details of the above loans are shown below:

Date Transaction	Principal		Costs		Interest rate (p.a.)
	(US$ thousand)	(R$ thousand)	(US$ thousand)	(R$ thousand)
03/20/2020	12,000	60,847	177	898	Libor 1M + 3.33%

During the years ended December 31, 2021, 2020 and 2019, acting through our GLA subsidiary, we renegotiated payment flows from contracts of this type with additional cost for postponed installments.

As of December 31, 2021, the amounts recognized in current and non-current liabilities were R$50.5 million and R$218.0 million, respectively.

Debentures

On October 29, 2018, through our GLA subsidiary, we issued our 7th series of 88,750 non-convertible ordinary debentures in the total amount of R$887.5 million and incurred R$28,739 issuing costs amortized over the repayment period. The funds raised were used exclusively for early settlement at face value of the 6th series of debentures which therefore had their costs fully written off from income.

During the years ended December 31, 2021 and 2020, we renegotiated to alter these debenture series' due dates, acceleration clauses and remuneration. On October 26, 2021, we bought back 4,250 debentures for a total of R$28,333.

On October 25, 2021, we issued our 8th series of debentures and used all proceeds to refinance short-term debt on credit facilities for import finance and working capital, in the amount of R$620,217 and remuneration of CDI + 4.50% p.a. This issue will be due on October 27, 2024 with monthly payments of principal and interest after a grace period of one (1) year for principal and six (6) months for interest.

Transaction Date	R$ thousand		Interest Rate (p.a.)	Due Date
	Principal	Costs and discount
10/25/2021	610,217	35,645	CDI + 4.50%	10/27/2024

At December 31, 2021, amounts recognized in current and non-current liabilities were R$109.5 million and R$1,055.2 million, respectively.

Senior Bond

On September 24, 2014, through our Gol Finance subsidiary (formerly known as GOL LuxCo S.A.), we issued senior bonds in the amount of R$796.6 million (US$325.0 million on funding date) with our own surety. These senior bonds will be due in 2022 and bear 8.875% p.a. interest charges to be paid semi-annually. The funds raised were used primarily for part buyback of debt securities issued abroad with due dates in 2017, 2020 and 2023. The amount of R$776.7 million corresponds to funds raised less R$19.9 million costs. These costs correspond to R$9.6 million expenses incurred drafting prospectuses and reports and R$10.3 million in fees. Senior bonds may be redeemed at face value as of 4 years from issue date. During the year ended December 31, 2020, the amount due on this transaction was fully settled.

During the year ended December 31, 2016, we made private exchange offers for Senior Notes due in 2017, 2020, 2022, 2023 and Perpetual Bonds in order to restructure our debt. Therefore, acting through our Gol

19

Finance subsidiary (formerly GOL LuxCo S.A.), we issued new debt with discounts stipulated in the context of the offer, thus lowering our level of debt.

On December 11, 2017, acting through our Gol Finance subsidiary (formerly GOL LuxCo S.A.), we issued a series of senior bonds due in 2025 for the amount of R$1,642,000 (US$500,000 on funding date), with R$45,172 issuing costs (US$17,283 on funding date). On February 2, 2018, acting through our Gol Finance subsidiary, we issued additional Senior VIII bonds maturing in 2025 in the amount of R$486,735 (US$150 million on funding date), with R$8,578 issuing costs (US$2,873 on funding date). Senior Bonds are secured by our accommodation with 7.00% p.a. interest charges to be paid semiannually We intend to use the proceeds for other bond buybacks and for corporate purposes in general. At December 31, 2021, R$3,599.0 million was recognized in non-current liabilities in addition to R$105.8 million interest payables recognized in current liabilities.

In December 2020, we issued Senior Secured Notes due June 2026 and secured by secured fiduciary sales of certain assets: (i) substantially all of our intellectual property, including patents, trademarks, brand names and domains; and (ii) GLA aircraft spares. In May and September 2021, we issued two new Senior Secured Notes as additional consolidated issues of the Senior Secured Notes issued in December 2020. Funding in the context of this transaction is shown below:

Date	Principal		Costs		Interest Rate (p.a.)	Due Date
of transaction	(US$ thousand)	(R$ thousand)	(US$ thousand)	(R$ thousand)
12/23/2020	200,000	1,039,340	16,750	86,831	8.00%	06/30/2026
05/11/2021	300,000	1,569,660	11,997	62,784	8.00%	06/30/2026
09/28/2021	150,000	815,910	10,210	55,140	8.00%	06/30/2026

As of December 31, 2021, the amount recognized in non-current liabilities for Senior Secured Notes 2026 was R$3,452.0 million.

20

Perpetual Bonds

On April 5, 2006, through our GOL Finance subsidiary (formerly known as GOL LuxCo S.A.), we issued USD-denominated perpetual bonds for a nominal amount of US$200 million with Gol's and its GLA subsidiary's accommodation. The perpetual bonds have no fixed due date and may be redeemed at face value as of five years past issue date bearing 8.75% p.a. interest. Proceeds will be used to purchase aircraft and bank loans secured by U.S. Ex-Im Bank. At December 31, 2021, amounts recognized in current liabilities for interest and non-current liabilities were R$17.7 million and R$858.8 million, respectively.

Credit issued with accommodation (Term Loan):

On August 31, 2015, through our Gol Finance subsidiary (formerly GOL LuxCo S.A.), we issued debt in the amount of R$1,191.9 million (US$300 million on funding date) that incurred issuing costs R$48.7 million (US$12.3 million on funding date) through Morgan Stanley, due in 5 years with 6.5% p.a. contractual interest rate. We also had an additional backstop guaranty from Delta. In exchange, apart from the instrument, we granted Delta a pledge on common shares issued by Smiles that we owned. During the year ended December 31, 2020, this debt was fully settled with release of guarantees.

Working Capital

In 2020 and 2021, through our GLA subsidiary, we obtained funding of this type in order to maintain and manage our company's working capital. Details of the above loans are shown below:

Transaction Date	R$ thousand	Interest Rate	Due Date
	Principal	(p.a.)
04/20/2020	21,195	8.52%	07/20/2020
04/20/2020	72,000	10.03%	07/20/2020
04/20/2020	94,830	8.99%	08/18/2020
05/08/2020	147,871	CDI + 6.90%	08/07/2020
05/11/2020	10,013	8.60%	08/10/2020
05/13/2020	24,000	CDI + 8.00%	03/12/2021
05/15/2020	254,468	CDI + 2.50%	11/09/2020
10/07/2020	59,795	8.58%	12/07/2020
10/23/2020	10,000	6.90%	10/23/2025
11/26/2020	10,000	10.69%	05/19/2023
10/15/2021	40,000	CDI + 6.80%	04/13/2022

During the years ended December 31, 2021 and 2020, through our GLA subsidiary, we renegotiated contracts of this type and retained their guarantees; the main alterations obtained from these renegotiations were due dates and interest rates.

As of December 31, 2021, the amounts recognized in current and non-current liabilities were R$48.2 million and R$9.8 million, respectively.

(ii) Other long-term relationships with financial institutions

As of December 31, 2021, we had no long-term transactions with financial institutions, other than those mentioned in the previous item.

(iii)        subordination between debts

In the event of a universal contest of creditors, subordination between obligations recognized in liabilities will apply as per Law 11,101 of 2005:

•	Social security and labor/employment obligations;
•	Taxes to collect;
•	Lease (charge on asset);
21

•	Loans and borrowings;
•	Unsecured credits;
•	Subordinated credits;
•	Dividends and interest on own capital (shareholders equity).

Our financial lease agreements afford lessors priority over other creditors to repossess aircraft per the applicable contract.

There is no level of subordination between our debts.

(iv)       any restrictions imposed on the issuer, in particular, those relating to levels of debt and new debt, dividend payouts, transfer or sale of assets, issues of new securities and transfer or sale of corporate control, and whether the issuer has been complying with these restrictions.

Our debentures and Senior Secured Notes 2026 include restrictive covenants.

After renegotiating debentures, we will be required to report the metrics stipulated in the 7th and 8th issues' deeds as of December 2022.

In the context of the Senior Secured Notes 2026, we are required to fulfill guarantee conditions related to parts in stock and intellectual property. As of December 31, 2021, we had GLA's parts and equipment in guarantee related to this contract that fulfilled contractual conditions.

22

(v) lease payables

At December 31, 2021, the outstanding balance of lease payables consisted of: (i) R$28,440 referring to variable payments and short-term leases covered by the exemption stipulated in CPC 06 (R2) - Leases, corresponding to IFRS 16 (R$16,252 at December 31, 2020); and (ii) R$10,734,544 referring to present value on this date of future lease payments (R$7,567,940 at December 31, 2020).

The breakdown and changes in present value of future lease payments are shown below:

		2020									2021
	Weighted average (p.a.)	Current	Noncurrent	Total	Additions	Contractual amendment	Payments	Payment (guarantee deposit)	Interest charges incurred	Exchange rate variation	Total	Current	Noncurrent

Contracts in R$:
Leases with option to purchase	11.56%	32,530	14,985	47,515	1,218	1,512	(17,596)	-	5,359	-	38,008	29,456	8,552

Contracts in US$:
Leases with option to purchase	10.00%	1,268,226	6,252,199	7,520,425	2,503,750	749,166	(1,431,689)	(37,565)	875,267	517,182	10,696,536	1,999,791	8,696,745

Total leases		1,300,756	6,267,181	7,567,940	2,504,968	750,678	(1,449,285)	(37,565)	880,626	517,182	10,734,544	2,029,247	8,705,297

23

		Consolidated
		2019											2020
	Weighted average (p.a.)	Current	Noncurrent	Total	Additions	Write-offs	Contractual amendment	Payments	Payment (guarantee deposit)	Interest charges incurred	Payment of Interest:	Exchange rate variation	Total	Current	Noncurrent

R$:
Leases with option to purchase	12.92%	21,781	23,026	44,807	5,189	-	399	(15,044)	-	12,164	-	-	47,515	32,530	14,985
Total		21,781	23,026	44,807	5,189	-	399	- (15,044)	-	12,164	-	-	47,515	32,530	14,985

US$:
Leases with option to purchase	3.75%	128,936	419,894	548,830	-	(618,486)	-	(26,049)	-	4,592	(4,530)	95,643	-	-	-
Leases with option to purchase	8.55%	1,253,995	4,205,148	5,459,143	449,059	(85,678)	220,849	(1,017,599)	(44,736)	798,202	-	1,737,614	7,520,425	1,268,226	6,252,199
Total		1,382,931	4,625,042	6,007,973	449,059	(704,164)	220,849	(1,043,648)	(44,736)	802,794	(4,530)	1,833,257	7,520,425	1,268,226	6,252,199

Total leases		1,404,712	4,648,068	6,052,780	454,248	(704,164)	221,248	(1,058,692)	(44,736)	814,958	(4,530)	1,833,257	7,567,940	1,300,756	6,267,181

24

g.       limits on use of current funding

We may arrange credit facilities from financial institutions and banks to finance working capital and invest in our business.

h.       significant alterations in each item of the financial statements

The financial information shown was taken from our consolidated financial statements and their respective notes prepared for the fiscal years ended December 31, 2021, 2020 and 2019, prepared in accordance with accounting practices adopted in Brazil and IFRS, which adequately reflect the results from our operations and our financial and equity situation in the respective periods.

The information included in this item 10 relating to our sector of activity, its financial indicators, and market share estimates, were obtained through internal surveys, publicly available information and industry publications. Information was included from reports prepared by official public sources such as Brazil’s Central Bank (BACEN), Geography and Statistics Institute (IBGE), Civil Aviation Agency (ANAC), and Airport Infrastructure Company (INFRAERO). The information in these publications comes from reputedly reliable sources, however we cannot guarantee that is accurate and complete. These internal surveys and estimates have not been independently verified.

Brazilian Economic Scenario

As a Brazilian airline operating basically in our domestic market, we are affected by the country's macroeconomic conditions. Brazil's economic growth rate is a key indicator determining our growth and results from operations.

The COVID-19 pandemic's evolution in 2020 and 2021 had a severe adverse impact on the global economy and Brazil's macroeconomic environment, which led to an accentuated depreciation of the BRL and a major fall in demand for air travel globally and locally.

We are materially affected by currency fluctuations, particularly the USD/BRL exchange rate. In 2020 and 2021, 36.5% and 46.7%, respectively, of our operating costs and expenses were denominated in USD and therefore subject to fluctuating exchange rates.

Inflation also affects us and will likely continue to do so. In 2020 and 2021, 63.5% and 53.3% respectively of our operating costs and expenses were BRL denominated, and many of our suppliers and service providers usually raise their prices to reflect local inflation.

25

Economic indicators	2021	2020	2019
GDP growth	4.6%	(4.1%)	1.1%
Inflation (IGP-M)(1)	17.8%	23.1%	7.32%
Inflation (IPCA)(2)	10.1%	4.5%	4.3%
CDI rate(3)	9.2%	1.9%	4.40%
LIBOR(4)	0.2%	0.2%	1.9%
Exchange rate at end of period	R$5,581	R$5,197	R$4,031
BRL's depreciation vs. USD	(7.4%)	(28.9%)	(4.00%)
Av. exchange rate(5)	R$5,396	R$5,158	R$3,945
Oil price per barrel (WTI) at end of period	US$75.21	US$48.40	US$61.06
Increase (decrease) in final oil price per barrel (WTI)	55.4%	(20.7%)	34.5%
Period’s average price per barrel (WTI)	U$$67.34	U$$39.13	US$57.03
Increase (decrease) in average price per barrel (WTI)	72.1%	-31.4%	-12.1%

Sources: Central Bank of Brazil, FGV, IBGE and Bloomberg.

(1) Inflation expressed by the IGP-M is the general market price index measured by Fundação Getúlio Vargas;

(2) Inflation expressed by the IPCA is the broad national consumer price index measured by the Brazilian Institute of Geography and Statistics (IBGE);

(3) The CDI is the interbank deposit certificate (annualized and accumulated for the periods ended);

(4) three-month LIBOR expressed in US dollars at the end-of-period rate;

(5) Shows the average of each month's period-end exchange rates.

The following table shows our key financial and operating indicators for 2021, 2020 and 2019.

Operational data	2021	2020	2019
Revenue Passenger Kilometers (RPK): passenger-kilometers transported (thousands)	22,237	20,128	41,863
Available Seat-Kilometers (ASK) (thousands)	27,132	25,144	51,065
Load Factor (%)	82.0%	80.1%	82.0%
Aircraft Usage (block-hours per day)	10.0	9.6	12.3
Net Yield per Passenger/Km (cents)	30.9	28.7	31.2
Operating Revenue per Available Seat-Kilometer, Net (cents)	27.4	25.3	27.2
Operating Cost per Available Seat-Kilometer (in cents)	41.5	29.1	23.0
Net Operating Revenue (in millions)	7,433.4	6,371.8	13,864.7
Operating Cost and Expense (millions)	(11,268.0)	(7,323.2)	(11,732.0)
Operating margin (%)	(51.5)%	(14.9)%	15.4%
Net Profit (Loss) (millions)	(7,183.8)	(5,988.1)	(117.3)

The table below shows a breakdown of our operating expenses based on available seat kilometers in 2021, 2020 and 2019.

Cost per ASK (R$/cents)	2021	2020	2019
Personnel	(7.50)	(6.38)	(4.62)
Fuels and lubricants	(9.70)	(8.06)	(7.93)
Landing and take-off fees	(1.68)	(1.63)	(1.49)
Services rendered	(3.37)	(2.88)	(1.39)
Passenger expenses	(2.03)	(1.55)	(1.13)
Commercials and advertising	(1.50)	(1.29)	(1.31)
Maintenance and repairs	(8.11)	(1.34)	(1.11)
Depreciation and amortization	(4.92)	(4.40)	(3.38)
Others	(2.72)	(1.61)	(0.61)
Cost per ASK (CASK)	(41.53)	(29.13)	(22.97)
Cost per ASK excluding fuels (CASK ex-fuel.)	(31.85)	(17.36)	(15.05)

26

Comparison of operating and financial results for the fiscal years ended December 31, 2021, 2020 and 2019:

Our operating loss was R$3,834.6 million in 2021 against operating profits of R$951.8 and R$2,132.7 million in 2019 and 2018 respectively. Our 2021 operating margin was negative 51.6% showing a reversal from 2020s 14.9% margin and advance against 2019's the 15.4% margin. In 2021, 2020 and 2019, we recognized net losses of R$7,183.8 million, R$5,895.2 million and R$179.3 million, respectively.

Net Operating Revenues

Net operating revenues for 2021 rose 16.7% to reach R$7,433.4 million. 2020's R$6,371.8 million was up 46.0% from 2019.

Our 2021 operating revenue per available seat kilometer (“RASK”) rose 8.1%, from R$25.34 in 2020 to R$27.40 in 2021, due to higher demand in the domestic leisure travel market and higher yield.

Our 2020 RASK was down 8.3% from R$27.40 in 2019 to R$25.3 in 2020.

Our revenue per passenger per available seat kilometer (“PRASK”) totaled R$25.40 to show an increase of 10.4% against 2020's R$23.00.

Operating costs and expenses

2021 operating costs and expenses totaled R$11,268.0 million to show an increase of 53.9% on the previous year, mainly due to: (i) fuel's higher average price per liter, (ii) significantly higher maintenance costs and expenses related to our accelerated fleet renewal and return of Boeing 737-700/800 Next Generation aircraft; and (iii) the BRL's depreciation against the USD, which adversely affects us by increasing our operating costs and expenses denominated in or linked to USD (including fuel). In addition, in 2020, we recognized a gain of R$551.9 million from sale-leaseback transactions for 11 aircraft.

Our 2020 operating costs and expenses totaled R$7,323.2 million to show a fall of 37.6% against the previous year's, mainly: (i) 32% lower personnel expenses; (ii) 37% lower depreciation and amortization expenses; (iii) the USD's appreciation against the BRL averaging 7.9%; and (iv) income from sales of 25 aircraft in 2018, compared to the sale of 1 aircraft in 2019.

Personnel expenses for salaries and benefits in 2021 totaled R$2,034.1 million, an increase of 15.2% against the previous year, mainly due to the end of the temporary employment renegotiations that we introduced in the context of the COVID-19 pandemic, subsequently return to full-time hours and salaries as well as employee salary hikes to offset inflation. Salaries per ASK rose 6.8%. At December 31, 2021, our 15,002 headcount was up 1.3% from December 31, 2020.

Salaries and employee benefits in 2020 were down to R$1,765.6 million from R$2,361.3 million in 2019, mainly due to our adherence to Law 14.020/20, which allowed salaries to be reduced in the same proportion as hours worked, as well as temporary suspension (furlough) of employment contracts.

27

Our 2021 fuel costs totaling R$2,631.9 million were up 29.9% from the previous year, mainly due to the 37.6% higher average price per liter of aviation kerosene (QAV) and 3.8% higher fuel consumption than 2020. Fuel costs per ASK were up 20.4% due to the higher average price of QAV, which was partly offset by a 3.8% fall in fuel consumption per ASK.

2020's fuel and lubricant costs totaled R$2,025.7 million against 2019's R$4,047.3 million to show a 50% decrease mainly due to lower fuel consumption and an 8.6% fall in its average price per liter from R$2.79 in 2019 to R$2.55 in 2020.

Expenses incurred for take-off and landing fees in 2021 reached R$456.1 million to show an increase of 10.9% against 2020, mainly due to higher demand and more take-offs. Landing rates per available seat kilometer were up 2.8%, due to the domestic market's higher average landing, navigation and stay-over charges.

Expenses incurred for takeoff and landing fees in 2020 reached R$411.1 million, 45.9% less than 2019 (R$759.8 million in 2019), basically due to resizing our routes to adapt to lower demand during the pandemic.

Expenses incurred for provision of services reached R$915.4 million in 2021 to show an increase of 26.6% against 2020, due to assistance and advisory services that were suspended in 2020 and restarted in 2021, in addition to new investments in technology. Expenses incurred for aircraft maintenance, traffic and kilometers flown (mileage) per available seat kilometer were up 17.3% for the same reasons.

Expenses incurred for services totaled R$723.2 million in 2020 to show an increase of 2.2% against 2019 (R$707.4 million in 2019), mainly due to investments in technology, both locally and internationally, partly offset by a reduction in advisory and consultancy services.

Passenger expenses rose 40.9% against 2029 (sic), totaling R$549.5 million in 2021, mainly due to higher accommodation costs and numbers of flights operated under our agreement with VoePass Linhas Aéreas and MAP Linhas Aéreas to boost our market share on regional routes. Passenger service expenses per available seat kilometer rose 30.6% for the same reasons.

Passenger-related expenses were R$390.0 million in 2020 against R$578.7 million in 2019, this showing a decrease of 32.6% due mainly to operations being cut when we resized our route network.

Commercial and advertising expenses in 2021 were up 25.4% in the year to a total of R$406.6 million, due to more marketing campaigns and credit card chargebacks. Sales and marketing expenses per available seat kilometer rose 16.2% for the same reasons.

Commercial and advertising expenses in 2020 were down 51.6% against 2019, totaling R$324.2 million in the year (R$670.4 million in 2019), mainly due to our ongoing efforts to place our cost structure on more efficient levels than during the pre-pandemic period.

Expenses incurred for maintenance, materials and repairs totaled R$2,200.6 million in 2021, thus showing a 555.1% increase against 2020, when these expenses totaled R$335.9 million, mainly due to provisioning recognized in relation to the accelerated renewal of our fleet and amounts estimated for returning Boeing 737 Next Generation aircraft per contractual conditions. Expenses for maintenance, materials and repairs per available seat kilometer rose from R$1.34 in 2020 to R$8.11 in 2021 for the same reasons.

Expenses incurred for maintenance, materials and repairs totaled R$335.9 million in 2020, showing a decrease of 41.0% against 2019, when these expenses totaled R$569.2 million, due to provisions for aircraft returned in 2020 and reversion of provisioning for maintenance in 2019 that was not made in 2020.

Depreciation and amortization expenses totaled R$1.335.8 million in 2021, thus showing a 28.6% decrease year on year, due to lower aircraft utilization and subsequent reduction in maintenance services given the context of lower levels of operation. Depreciation and amortization expenses per available seat kilometer were down 33.8% for the same reasons and due to a higher available kilometers number.

Depreciation and amortization expenses amounted to R$1,870.6 million in 2020 against R$1,728.0 in 2019, basically due to longer average terms of lease agreements and changes in aircraft fleet numbers.

28

Other net operating revenues (expenses) rose from R$523.0 million revenues in 2020 to R$738.1 million expenses in 2021, mainly due to (i) gains on sale leaseback transactions for 11 aircraft in 2020; (ii) reimbursement of expenses incurred due to the Boeing 737-MAX aircraft being grounded; and (iii) 2021's higher expenses related to labor/employment and tax claims. Other net operating revenues (expenses) per available seat kilometer switched from R$2.08 revenues in 2020 to R$2.72 expense in 2021 for the same reasons.

Other operating expenses (consisting mainly of per diem, crew travel and accommodation expenses, equipment lease and general and administrative expenses) totaled R$317.8 million in 2019.

Financial result

2021's net financial result recognized negative R$3,541.6 million against 2020's negative R$4,865.4 million. GOL recognized R$1,561.5 million exchange-rate losses for 2021 against 2020's R$3,056.2 million.

Our 2020 net financial result recognized negative R$4,865.4 million (negative R$1,743.8 million in 2019) against negative R$1,743.8 million in 2019. GOL recognized R$3,056.2 million currency exchange-rate losses for 2020 against 2019's R$385.1 million

Income tax

2021's income tax and social security contributions were positive R$192.4 million against the R$78.0 million expense recognized in 2020. Mainly due to the R$219.2 million reduction of deferred tax liabilities related to temporary differences, of which R$119.1 million was provisioning for legal actions and R$120.0 million provisioning for returned aircraft and engines. Our effective rate fell from 2.6% in 2020 to (1.3)% in 2021, due to temporary differences in the abovementioned deferred tax liability and a R$46.7 million reduction in current income tax and social contribution arising from our Smiles merger.

2020's R$78.0 million income tax expense was R$131.6 million less than 2019's R$209.6 million. The result was mainly due to recognition of tax losses and social security contribution charges on temporary differences in 2019.

10.2 COMMENTS FROM MANAGERS ON:

a.       Results of the Company's Operations in 2021, 2020 and 2019

i.       description of any important components of the revenue

Our total net revenue is derived from passenger transportation revenue, our On Board Sale, rebook fees, refunds and ticket cancellations, as well as revenue from "GOL+ Conforto" in the domestic market and "GOL+ Conforto" seat sales on international flights, and auxiliary revenue which includes revenue from cargo, from our Smiles mileage program (former-GOL).

ii.       factors that materially affected the operating results

Our operating results in 2021 were affected by the following key factors:

Increase in operating revenue: GOL posted total net revenue for the year of R$7,433.4 million, 16.7% higher than 2020. This is due to increased demand in the domestic market for leisure air travel and the income increase.

29

Structural increase in our operating cost totaling R$11,268.0 million, an increase of 53.9% compared to the previous year, mainly due to (i) an increase in the average price per liter of fuel, (ii) an increase in significant increase in maintenance costs and expenses related to our accelerated fleet transformation and our return of Boeing 737-700/800 Next Generation aircraft and (iii) the depreciation of the real against the US dollar, that adversely affects us by increasing our operating costs and expenses denominated in or linked to US dollars (including fuel). In addition, in 2020, we recorded a gain of R$551.9 million with sale-leaseback operations for 11 aircrafts.

Our operating results in 2020 were affected by the following key factors:

Decrease in operating revenue: GOL has total net revenue in the year of R$6,371.8 million, 46.0% lower than 2019. This negative variation reflects the significant reduction in demand from the airline industry, due to the adoption of the behavior of social distancing by Clients and the closing of borders as a way of containing worldwide contamination by COVID-19.

Structural decrease in our operating cost, which totaled R$7,323.2 million, a reduction of 37.6% in relation to the previous year, mainly due to the Company's continuous efforts to readjust its cost structure to more efficient levels when compared to the pre-pandemic period.

Our operating results in 2019 were affected by the following key factors:

Increase in operating revenue: GOL presents a total net revenue of R$11,411.4 million in the year, 10.5% higher than in 2018. This positive variation reflects the Company's operating efficiency.

Structural increase in our operating cost which totaled R$10,011.8 million, an increase of 7.2% as compared to the previous year, mainly: (i) increase in the price of kerosene in Brazil by 35.2% (ii) appreciation of the average quotation of the U.S. dollar against the BRL of 14.5% (iii) partially offset by the operating result with the sale of aircraft.

b.       Changes in revenue attributable to changes in prices, exchange rates, inflation, changes in volumes and the introduction of new products and services

Change in Net Revenue in 2021

Net revenue increased by 16.7% compared to 2020. This increase is due to the resumption in demand from the air sector, with the advance in the immunization program and the drop in the number of cases and deaths caused by Covid-19.

Change in Net Revenue in 2020

30

Net revenue decreased by 54.0% compared to 2019. This reduction is due to the reduction in demand from the airline industry, due to the adoption of social distancing behavior by Customers and the closing of borders as a way of containing contamination worldwide by Covid-19.

Change in Net Revenue in 2019

Net revenues grew 21.5% in 2019 compared to 2018. The increase in net revenue comes from increased passenger transport activity. In addition, our PRASK totaled R$25.61 cents, representing a growth of 15.7% compared to R$22.13 cents in 2018. Also, net RASK grew to R$27.15 cents in 2018, an increase of 14.3% compared to the same period in 2018. In 2019, 86.3% of our net income was expressed in BRL.

c.       Impact of inflation, price variation of major inputs and outputs, foreign exchange and interest rates on the Company's operating and financial results.

Fuel price: The price of aviation kerosene varies, both in the short and long term, in line with variations in the price of crude oil and its derivatives, in addition to the exchange rate variation, bearing in mind that such disbursements are priced in American currency.

As of December 31, 2021, fuel costs for the year represented 23.4% of costs, with an average price per liter of aviation kerosene (QAV) reaching R$3.50, an increase of 37.2% compared to the previous year. During this period, fuel costs totaled R$2,631.9 million

As of December 31, 2020, fuel costs in the year represented 27.9% of costs, with an average price per liter of aviation kerosene (QAV) reaching R$2.55, down 8.6% compared to the previous year. last year. During this period, fuel costs decreased by R$2,021.6 million, compared to 2018.

On December 31, 2019, fuel expenses for the year represented 34.5% of costs, with an average price per liter of aviation kerosene (QAV) reaching R$2.79, down 4.1% compared to the previous year. In this period, the cost with fuel presented an increase of R$179.7 million, compared to 2018.

Fees: We are allowed to set our own domestic fees without prior government approval and offer discounts on their prices or follow other promotional activities. In 2021, the yield, main fare indicator used by the sector, which represents the average amount paid to fly a kilometer, showed an increase of 7.6% compared to the previous year. In 2020, the yield, the main tariff indicator used by the sector, which represents the average amount paid to fly one kilometer, showed a reduction of 8% compared to the previous year. In 2019, the yield, the main tariff indicator used by the sector, which represents the average value paid to fly one kilometer, showed an increase of 12.9% compared to 2018.

Exchange rate: The exchange rate risk arises from the possibility of unfavourable variation in the foreign currencies to which the liability or our cash flow is exposed. The exposure of our equity items to foreign currency risk arises mainly from foreign currency leases and financing.

31

Interest rate: Our result is exposed to fluctuations in domestic and international interest rates, substantially to CDI and Libor, respectively.

32

10.3 MANAGERS' COMMENTS ON THE MATERIAL EFFECTS THAT THE EVENTS BELOW HAVE CAUSED OR ARE EXPECTED TO CAUSE ON THE COMPANY'S FINANCIAL STATEMENTS AND RESULTS

a.	Introduction or disposal of operating segment

Does not apply

b.       Incorporation, acquisition or disposal of ownership interest

Does not apply

c.       Unusual events or operations

None

10.4 COMMENTS FROM MANAGERS ON

a.       Significant changes in accounting practices

In the preparation of our financial statements, we have adopted all pronouncements and respective technical interpretations and guidelines issued by the CPC and approved by the CVM (The Brazilian Exchanges Commission), which along with the accounting practices included in the Brazilian Corporate Law are referred to as accounting practices adopted in Brazil (BR GAAP).

As permitted by the SEC and CVM and in order to meet the information needs of the markets in which we operate, we present our financial statements in the international accounting standard issued by the International Accounting Standards Board - IASB in IFRS, as well as under Brazilian Corporate Law, simultaneously, through CVM Instruction 457/07 amended by CVM Instruction 485/10.

b. New accounting standards and pronouncements adopted in the current fiscal year

The standards listed below are effective for annual periods beginning on or after January 1, 2021. The Company has decided not to early adopt any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to CPC 06 (R2), CPC 11, CPC 38, CPC 40 (R1) and CPC 48: Reform of the Reference Interest Rate

Amendments to CPC Pronouncements 38 and 48 provide temporary exceptions that address the financial statement effects when an interbank certificate of deposit rate is replaced with an alternative to an almost risk-free rate. The changes include the following practical expedients:

33

•	A practical expedient that requires contractual changes, or changes in cash flows that are directly required by the reform, to be treated as changes in a floating interest rate, equivalent to a movement in a market rate.
•	Allows reform-required changes to be made to hedging designations and documentation, without the hedging relationship being discontinued.
•	Provides a temporary exception for entities to comply with the separately identifiable requirement when a risk-free rate instrument is designated as a hedge of a risk component.

These changes did not impact the Company's individual and consolidated financial statements. The Company intends to adopt the practical expedients in future periods if they become applicable.

Amendments to CPC 06 (R2): Covid-19-related benefits granted to lessees in lease agreements

The amendments provide for granting to lessees in the application of the guidelines of CPC 06 (R2), equivalent to IFRS 16, on the modification of the lease agreement, when accounting for the related benefits as a direct consequence of the Covid-19 pandemic.

As a practical expedient, a lessee may choose not to assess whether a Covid-19-related benefit provided by the lessor is a modification of the lease. A lessee making this choice must account for any change in the lease payment resulting from the benefit granted in the lease agreement related to Covid-19 in the same way that it would account for the change applying CPC 06 (R2) if the change were not a contract modification. lease.

The change was intended to be applied until June 30, 2021, but with the continued impact of the Covid-19 pandemic, on March 31, 2021, the CPC extended the period of application of this practical file to June 30, 2022. The Company chose to evaluate the changes in the contracts as a modification of the lease agreement and did not apply such expedient.

c. Significant effects of changes in accounting practices

There were no significant effects of the changes in accounting practices or material impacts in the fiscal years 2021, 2021 and 2019.

d.       Highlights and emphases present in the auditor's opinion

There is no emphasis paragraph in the independent auditor's report on the 2021, 2020 and 2019 individual and consolidated financial statements.

The independent auditors inserted an emphasis paragraph related to the Company's operational continuity concern. Below we transcribe the paragraph referring to the audit for the year ended December 31, 2021.

34

We draw attention to Note 2, which mentions that the individual and consolidated financial statements were prepared under the assumption of going concern. Additionally, as described in Note 1, the Company has adopted actions aimed at fighting the Covid-19 pandemic (such as the readjustment of its air network and the strengthening of its capital structure). As of December 31, 2021, the Company's loss for the year was R$7,222 million (parent company) and R$7,184 million (consolidated), together with the deficiency in net working capital and negative shareholders' equity on that date, which, together with other events and conditions, indicate the existence of material uncertainty that may raise significant doubt as to its ability to continue as a going concern. The plans and actions being developed by management to reestablish the Company's economic and financial balance and equity position are described in Note 1. The individual and consolidated financial statements do not include any adjustments that may arise as a result of this uncertainty. Our opinion is not qualified in this matter.

10.5 Critical accounting policies that we have adopted, exploring, in particular, accounting estimates made by management on uncertain issues relevant to the description of the financial situation and results, that require subjective or complex judgments, such as: provisions, expectations on legal proceedings, revenue recognition, tax credits, service life of fixed assets, pension plans, foreign currency translation adjustments, criteria for testing recovery of assets and financial instruments

Main Accounting Policies

We have sought to maintain a procedure to review our accounting policies and to evaluate the adequacy of the estimates necessary to produce our consolidated financial statements. We believe that our estimates and judgments are reasonable, however, the actual results and timing of recognition of such amounts may differ from our estimates. In addition, estimates usually require adjustments based on new circumstances and the receipt of new or better information. Some accounting policies require the use of estimates that reflect significant judgments and uncertainties, taking into consideration past and current event experiences, assumptions regarding future events, and other objective and subjective factors. The settlement of transactions involving these estimates may result in amounts significantly different from those recorded in the financial statements due to the inherent inaccuracies in the process of their determination. For a discussion of this and other accounting policies, please refer to Note 4 to our consolidated financial statements.

Main accounting estimates and assumptions used

The process of preparing the Company's financial statements often requires management to make assumptions, judgments and estimates that may affect the application of policies and disclosed amounts of assets and liabilities, revenues and expenses. Actual results may differ from the estimates made, as they cover historical experiences and various factors that are assumed to be appropriate under the circumstances. Revisions to accounting estimates are recognized in the same year in which the assumptions are revised on a prospective basis.

Estimates and assumptions that have significant material adjustment risks to the carrying amounts of assets and liabilities are discussed below. The Management has made judgments that have a significant effect on the amounts recognized in the financial statements, namely:

35

•	evenue from breakage of tickets and miles;
•	estimated losses on doubtful accounts;
•	annual analysis of the recoverable amount of deferred taxes;
•	analysis of recoverability of deposits for maintenance;
•	useful life of property, plant and equipment and intangible assets with a defined useful life;
•	analysis of the recoverable amount of goodwill and slots;
•	provision for the return of aircraft and engines;
•	provisions for post-employment benefit;
•	provision for tax, civil and labor risks;
•	transactions with share-based compensation;
•	rights and obligations with derivative transactions; and
•	fair value of financial instruments.

Recoverability of financial assets: the Company assesses whether there is any indicator of impairment of all its financial assets at each balance sheet date, or when there are indications that the carrying amounts may not be recoverable. Any difficulties and/or restrictions on the use of financial assets belonging to the Company are indicative for the recoverability test.

Recoverability of non-financial assets: at the end of each year, the Company analyzes whether there are indications of non-recoverability for non-financial assets, mainly fixed assets and intangible assets. The recoverable amounts are determined by calculating their value in use over a five-year period using discounted cash flow assumptions. Any reconsiderations below in the carrying amount of the asset should be recognized as a non-recoverable loss and recognized in the income statement in the year in which they occurred.

Fixed Assets

The assets comprising property, plant and equipment, including the spare parts, are recorded at acquisition and/or construction cost. Interest and other financial charges directly related to the acquisition, construction or production of a good that necessarily requires a significant amount of time to be completed are capitalized as part of the cost of the corresponding asset.

Each asset component that has a significant cost as compared to the total asset is depreciated separately. The estimated economic service life of property, plant and equipment for depreciation purposes is shown in note 14 to our financial statements.

The estimated market value at the end of its service life is the premise for determining the residual value of the Company's fixed assets. The residual value and service life of assets are reviewed annually by the Company. Any changes in the expected use of such items result in prospective changes.

The carrying amount of an asset is analyzed for possible impairment when events or changes in circumstances indicate that the carrying amount is greater than the estimated recoverable amount. The book value of aircraft is tested for impairment annually, even if there are no circumstances indicating the existence of losses.

36

An asset item is disposed of after disposal or when there are no future economic benefits resulting from the continued use of the asset. Any gain or loss on the sale or write-off of an item is determined by the difference between the amount received on sale and the carrying amount of the asset and is recognized in income.

Furthermore, the Company adopts the following treatment for the groups below:

I.	Advances for aircraft purchase

These refer to prepayments in U.S. dollars made with Boeing for the acquisition of 737-MAX aircraft. Advances are converted at the historical rate.

II.	Lease contracts

Lease contracts are recognized, measured, presented and disclosed in accordance with the current standard, CPC 06 (R2) - “Leases”, equivalent to IFRS 16. The Company applies the recognition exemptions for lessees, provided for in the standard, for short-term and “low-value” asset leases.

III. Right-of-use asset

The Company recognizes right-of-use assets on the commencement date of the lease (ie the date on which the underlying asset is available for use). The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred and lease payments made to the commencement date, less any lease incentives received. The initial measurement of a right-of-use asset also includes an estimate of the costs to be incurred by the Company in returning the underlying asset, restoring the underlying asset to the condition required by the terms and conditions of the lease. The Company incurs the obligation for these costs, either on the commencement date or as a consequence of having used the underlying asset during the term of the contract.

After the starting date, right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. Right-of-use assets are depreciated on a straight-line basis, over the shortest period between the lease term and the estimated useful life of the assets. In certain cases, if ownership of the leased asset is transferred to the Company at the end of the lease term or if the cost represents the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

IV. Lease liabilities

At the starting date of the lease, the Company recognizes at present value the payments to be made during the lease term in accordance with the scheduled flow. Lease payments include: (i) fixed payments (including fixed payments in substance) less any lease incentives receivable; (ii) variable lease payments that depend on an index or rate; and (iii) amounts expected to be paid under residual value guarantees. Lease payments also include the exercise price of a purchase option reasonably certain to be

37

exercised by the Company and payments of fines for terminating the lease, if the lease term reflects the Company's exercise of the option to terminate the lease.

When calculating the present value of lease payments, the Company uses its incremental borrowing rate at the commencement date, when the interest rate implicit in the lease cannot be determined immediately.

Variable lease payments that do not depend on an index or rate are recognized as expenses in the period in which the event or condition giving rise to such payments occurs.

After the starting date, the value of the lease liability is increased to reflect the passage of time and, consequently, accrued interest and reduced for lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a change in the lease, taking into account a change in the lease term, a change in lease payments (for example, changes in future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the valuation of an option to purchase the underlying asset.

The Company reassesses the lease liability whenever certain events occur and recognizes the remeasurement value of this liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Company recognizes any remaining amount of the remeasurement in profit or loss.

V.	Sale-leaseback Transactions

The determination of the result recognition of sale-leaseback transactions uses as reference the fair value of the traded good. The source of information for obtaining fair value are market quotations for items of a similar nature, considering the conditions of the good.

Once fair value is determined, gains or losses are initially calculated based on the difference between the fair value and the carrying amount of the assets and then adjusted in accordance with the proportionality of the right of use transferred to the lessor (the latter being the actual value recognized as gain or loss in the statement of comprehensive income).

The proportionality calculation is performed considering the present value of lease payments adjusted by prepayments or additional financing.

VI.	Capitalization of large engine, aircraft, landing gear and APU (Auxiliary Power Unit) maintenance expenses

Expenses for major maintenance, which include replacement of parts and labor, are capitalized only when the estimated service life of the corresponding asset is extended. Such costs are capitalized and depreciated over the estimated period to be incurred until the next major maintenance date or the return of

38

the good, what occurs first. Expenses incurred that do not extend the service life of the assets are recognized directly in income.

Deposits

I.	Aircraft and engine maintenance deposits

They refer to payments made in U.S. dollars to lessors for future maintenance of aircraft and engines. The realization of these assets takes place, substantially, in the use of the deposit for payment to the workshop when the maintenance is performed or by means of receipts of financial resources, according to the negotiations carried out with the lessors. The exchange variation of these payments is recognized as expense or revenue in the financial result. Management regularly reviews the recovery of these deposits based on the eligibility of applying such amounts in future maintenance events and believes the amounts reflected in the balance sheet are realizable.

Some of the contracts provide that, if there are no maintenance events with the possibility of using the deposits, the amounts deposited for this operation are not refundable. Such amounts are retained by the lessor and represent payments made depending on the use of the components up to the return date. Thus, these values falling into this category, are recognized directly in the income for the year under the item “Maintenance and repair material”, considering the regular recoverability analyzes or in the time of return of the good.

In addition, the Company has agreements with some lessors to replace deposits with letters of credit, which may be executed by lessors if aircraft and engine maintenance does not occur according to the review schedule. Several aircraft lease agreements do not require maintenance deposits, and rely on letters of credit to guarantee the execution of the maintenance in the scheduled periods (see note 14 of our financial statements). As of December 31, 2021, no letter of credit had been executed against the Company.

II. Legal deposits

In the course of the actions filed against the Company and over which the Company questions the legitimacy of the claims, the Company may be required to make appeal and/or judicial deposits in order to continue its defense strategy. These amounts are mostly monetarily restated by inflation rates and are characterized as resources not immediately available to the Company, pending a court decision.

II.	Deposits for guarantees and sureties on lease agreements

Deposits and bonds are expressed in U.S. dollars and restated monthly at the exchange rate, without interest income, and are repayable to the Company upon termination of the lease agreements.

Revenue Recognition

I.	Revenue from passengers, cargo and auxiliary services

39

Passenger revenue is recognized when air transportation is actually provided. Tickets sold, but not yet used, are recorded under the heading of transportation to be performed, representing deferred revenue from tickets sold to be transported at a future date, net of estimated breakage revenue.

The breakage revenue consists of the calculation, on a historical basis, of tickets issued that will expire due to non-use, i.e. passengers who have purchased tickets and are highly likely not to use them. At least annually the calculations are reviewed to reflect and capture changes in customer behavior concerning the expiry of tickets.

From the perspective of the consolidated financial statements, the revenue recognition cycle regarding the exchange of Smiles Program miles for air tickets is only completed when passengers are actually transported.

Revenues originated from shipment of cargo are recognized when the performance obligations will be met.

Other revenue including charter services, on-board sales services, flight rebooking fees, baggage handling and other additional services are recognized along with the main passenger transportation obligation.

II. Miles revenue

The Smiles Program aims to retain its customers by granting mileage credits to participants. The obligation generated by issuing miles is measured based on the price at which the miles were sold to Smiles' airline and non-airline partners, considered as the fair value of the transaction.

Until August 31, 2021, Smiles acted as an agent and complied with its performance obligation at the time of miles redemption by Smiles program participants in the exchange of awards with their partners with the recognition of revenue in the individual financial information. From the perspective of the consolidated financial statements, the revenue recognition cycle in relation to the exchange of Smiles Program miles for airline tickets was only completed when passengers were actually transported, so that unrealized profits were properly eliminated, as provided for in the ICPC 09 (R2) – Individual Financial Statements, Separate Financial Statements, Consolidated Statements and Application of the Equity Method.

As of the incorporation of Smiles Fidelidade into GOL Linhas Aéreas (GLA) on September 1, 2021, revenue from the mileage program with airline products and services, which are offered by the entity itself, started to be recognized only at the time of transport, as the entity's performance obligation becomes solely air transport and related services, with the GLA being the entity that controls the specified service before it is transferred to the customer. For the exchange of rewards with services and products not linked to an entity of the same economic group, GLA, as the entity responsible for the loyalty program, remained as an agent and the performance obligation is fulfilled at the time of redemption of miles by program participants smiles.

40

As a result of its characteristics, the miles program also provides the possibility of recognizing breakage revenue. The Company calculates the breakage estimate through the probability of miles that have a significant chance of expiry due to non-use, considering the behavioral history of the Smiles Program participants.

It should be noted that future events may significantly change the profile of customers and their historical pattern of mileage redemption. Such changes may result in significant changes in the balance of deferred revenue, as well as in the recognition of breakage revenue, reviewed annually.

III.	Adoption of hedge accounting for passenger revenue protection and future ancillary services

In the regular course of its operations, the Company carries out recurring sales in U.S. dollars ("US$") mainly due to international routes in South, Central and North America. On August 1, 2019, the Management adopted hedge accounting, a cash flow method, as a way to reduce the volatility of these future revenues in foreign currency (object of hedge), considered highly probable, as provided for and expressed in paragraph 6.3.1 of CPC 48- “Financial Instruments”, using as hedge instruments, easing contracts registered as debt due to the adoption of CPC 06 (R2) – “Leases”.

With the adoption of hedge accounting, the foreign exchange gains and losses arising from the lease agreements (hedge instrument) will be accrued in a shareholders' equity account, "Equity valuation adjustment", and will be appropriated to the Company's income upon the realization of sales revenues in US$.

Hedge accounting is derived from the natural hedge of the Company's operations, portrayed by the cash flow (revenues and amortization of debt in US$) and does not represent an increase in financial costs, allowing for the partial elimination of exchange volatility from the Company's results. The final equity position is not affected by the adoption of this accounting practice. The elements of hedge accounting are: (1) hedge object: highly probable revenue from sales in US$; (2) hedge instrument: lease contracts linked to the US$;(3) designated amount: 60 months of revenues considered highly, making a notional at the time of initial adoption in the amount of US$903,1; (4) nature of the hedged risk: foreign exchange; (5) specification of the hedged risk: spot USD/BRL exchange; (6) type of hedge relationship: cash flow.

Provisions

Provisions are recognized when the Company has a present obligation, formalized or not, as a result of a past event and it is probable that economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

I. Provision for returning aircraft and engine

The leases instrument provide for contractual obligations establishing conditions for return. the Company provides for the costs of return, since they are present obligations, arising from past events and

41

that will generate future disbursements, at the time the measurement can be made with reasonable assurance.

These expenses predicted at the initial moment basically refer to aircraft reconfiguration (interior and exterior), obtaining licenses and technical certifications, return checks, painting, among others, as established in contract. The estimated cost is recorded at present value in property. After initial recording, the liability is restated according to the Company's estimated rate of return on capital, with an offsetting entry in the financial statement. Any changes in the estimate of expenses to be incurred are recorded on a prospective basis.

In addition to the estimated expenses for reconfiguration of the aircraft, the lease agreements provide for the conditions of preservation and useful life of the aircraft components to be observed at the time of return. This provision depends on factors that involve the effective use of aircraft and engines, maintenance events during the contractual period, among other variables, therefore, it is recorded from the moment the Company has the necessary elements to reliably estimate the amount of expenses to be incurred, considering the period in which it becomes a present obligation for the condition of the engines and components. The Company estimates the provision for the return of aircraft and engines at present value when the effect of the time value of money is relevant, based on the end of the lease agreement, at which time the disbursement will be necessary.

II. Provision for tax, fiscal and labor risks

The Company is part of several judicial and administrative proceedings, mainly in Brazil, whose assessments of the likelihood of losses include analysis of available evidence, the hierarchy of laws, available case law, the most recent court decisions and their relevance to the legal system, as well as the assessment of external lawyers.

The Company classifies the risks of loss in legal proceedings as probable, possible or remote. The provision recorded in connection with such proceedings reasonably reflects the estimated probable losses. If the Company has legal claims whose amounts are not known or reasonably estimable, but the probability of loss is probable, these claims have their nature disclosed.

The provisions are reviewed and adjusted to reflect changes in circumstances, such as applicable statute of limitations, tax inspection findings or additional exposures identified based on new matters or court decisions.

Rights and obligations regarding derivative financial instruments

Variations in interest rates, exchange rates and aviation fuel prices expose the Company and its subsidiaries to risks that may affect their financial performance. In order to mitigate such risks, the Company, through its subsidiaries, contracts derivative financial instruments that may or may not be designated for hedge accounting and, if designated, are classified as cash flow hedges.

Derivative financial instruments are measured at fair value at recognition and in subsequent periods.

42

I. Derivative financial instruments not designated as hedge accounting

The Company may contract derivative financial instruments that are not designated for hedge accounting when the Risk Management objectives do not require such classification. Transactions not designated as hedge accounting present changes in their fair value directly accounted for in the financial result.

II. Derivative instruments classified as cash flow hedges

The instruments designated as cash flow hedges aim to protect future results arising from changes in interest rates, fuel prices and exchange rates. The effectiveness of the variations is estimated based on statistical methods of correlation and by the proportion between the gains and losses of the hedge and the variation of the hedged costs and expenses. Effective changes in fair value are recorded in equity under “Other comprehensive income”, until the recognition of the result of the hedged item. Inefficiencies verified in each reporting period are recognized in the financial result. Hedge transactions recorded in “Other comprehensive income” are presented net of tax effects.

III. Derecognition and write-off of derivative financial instruments

Hedge accounting is discontinued prospectively when the Company and its subsidiaries (i) cancel the hedging relationship; (ii) the derivative instrument expires or is sold, terminated or executed, (iii) when there is low predictability of realization of the hedged item, or (iv) when it no longer qualifies as hedge accounting. If the operation is discontinued, any gains or losses previously recognized in “Other comprehensive income” and accumulated in shareholders' equity up to that date are immediately recognized in income for the year.

Stock-based compensation

I.	Stock options

The Company offers its executives stock option plans. The Company recognizes as an expense, on a straight-line basis, the fair value of options or shares, calculated by the Black-Scholes method, determined on the date of grant during the period of service required by the plan against shareholders' equity. The accrued expense recognized reflects the Company's best estimate of the number of shares to be acquired. The expense or revenue from movements in the year is recognized in the income statement.

The effect of the open options is reflected as additional dilution in the calculation of diluted earnings per share, when applicable.

II.	Restricted shares

The Company may also offer its executives a plan for the transfer of restricted shares that takes place at the end of the stipulated period from the date of grant, as defined in each program plan, on

43

condition that the beneficiary has maintained his employment relationship during this period. Such transfer is preferably made through shares held in treasury.

The impact of revising the number of restricted shares that will not be acquired as compared to the original estimates, if any, is recognized in income for the year so that the accrued expense reflects the revised estimates with the corresponding adjustment to equity.

The plans have been carried out with the delivery of shares.

Deferred Taxes

Deferred taxes represent the credits and debits on IRPJ (Corporate Tax Return) tax losses and CSLL (Social Contribution on Profit) negative basis, as well as temporary differences between the tax and accounting basis. Deferred tax and contribution assets and liabilities are classified as non-current.

A loss to realize these assets is recognized when internal studies of the Company indicate that the future use of these credits is not probable.

Deferred tax assets and liabilities are presented net if there is a legally enforceable right to offset tax liabilities against tax assets, and if they relate to taxes levied by the same tax authority under the same taxable entity, therefore, for presentation purposes, the balances of tax assets and tax liabilities, which do not meet the legal criteria for realization, are being disclosed separately. Deferred tax assets and liabilities shall be measured at rates expected to be applicable in the period the asset is realized, or the liability settled, based on tax rates and tax laws in effect at the date of the financial statements.

The projections of future taxable profits on tax losses and negative social contribution base are prepared based on the business plans and are reviewed and approved annually by the Company's Board of Directors.

44

10.6. DESCRIPTION BY THE MANAGERS OF THE RELEVANT ITEMS NOT EVIDENCED IN THE COMPANY'S FINANCIAL STATEMENTS

a.       The assets and liabilities held by the Company, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items)

As of December 31, 2021, the Company has 103 firm orders (95 as of December 31, 2021) with Boeing for aircraft. These aircraft purchase commitments include estimates for contractual price increases during the construction phase. The present amount of firm orders as of December 31, 2021, considering an estimate of contractual discounts, corresponds to approximately R$21,947,804 (R$16,636,198 as of December 31, 2020), equivalent to US$3,932,946 (US$3,201,301 as of December 31, 2020), and are segregated as follows:

	2021	2020
2022	2.805.899	-
2023	3.384.587	2.707.544
2024	6.101.396	5.110.707
2025	6.428.138	5.801.193
2026	3.227.784	3.016.754
Total	21.947.804	16.636.198

The total of the aforementioned commitments, the Company shall disburse the amount of R$6,989,381 million (corresponding to US$1,252,465 on December 31, 2021)) as advances for the acquisition of aircraft, according to the cash flow below:

	2021	2020
2021	-	171.935
2022	248.109	1.130.099
2023	1.174.768	2.159.742
2024	2.145.764	2.183.366
2025	2.279.227	837.921
2026	1.141.513	56.283
Total	6.989.381	6.359.346

As of December 31, 2021, the Company still had commitments related to the acquisition of MAP Transportes Aéreos. On June 8, 2021, GOL entered into an agreement for the acquisition of MAP Transportes Aéreos Ltda., a Brazilian domestic airline with routes to regional destinations from Congonhas Airport in São Paulo, considering the Company's commitment to expand the Brazilian demand for air transport and to consolidate itself in a rational way in the local market, as the country's economy recovers from Covid-19. MAP will be acquired for R$28 million, to be paid only after all conditions precedent are fulfilled, through 100,000 preferred shares (GOLL4) at R$28.00 per share and R$25 million in cash in 24 monthly installments. At closing, the Company will assume up to R$100 million of MAP's financial commitments.

b.       Other items not shown in the financial statements

Item not applicable.

45

10.7 MANAGERS' COMMENTS ON EACH OF THE ITEMS NOT EVIDENCED IN THE FINANCIAL STATEMENTS INDICATED IN ITEM 10.6

As of December 31, 2021, the Company had 103 firm orders for the acquisition of Boeing 737 MAX..

10.8 MAIN ELEMENTS OF THE COMPANY'S BUSINESS PLAN:

a.       Investments, including:

i. quantitative and qualitative description of ongoing and planned investments

During the year ended December 31, 2021, the Company began implementing the fleet transformation acceleration plan, which aims to replace Boeing 737 NG aircraft with Boeing 737-MAX aircraft.

The Boeing 737-MAX consumes approximately 15% less fuel and produces approximately 16% less carbon emissions and 40% less noise, in addition to having a longer flight range when compared to Boeing 737-NG aircraft.

In addition, the Company had the opportunity to obtain agreements for the acquisition of new 737 MAX aircraft with more favorable conditions compared to the pre-pandemic period, in combination with new alternatives of credit lines for financing these aircraft, in order to allow the balance of the Company's financing portfolio.

As a result of the fleet transformation acceleration, the Company expects to return 737-NG aircraft, for which relevant future disbursements are estimated, as disclosed in Note 23.2, which may be offset against deposits disclosed in Note 12 to our financial statements.

ii. sources of investment financing

Our strategy is to rely primarily on cash flows from operations to raise working capital for current and future operations. Our operating cash flows are affected by the requirement of some aircraft operating lease agreements, which establish maintenance deposit reserve accounts for our aircraft, with funds at specific levels. Funds shall be taken from the maintenance reserve accounts for the reimbursement of certain structural maintenance expenditure incurred. We believe that the amounts already deposited, and to be deposited, plus our own cash resources, will be enough to cover our future aircraft and maintenance costs for the duration of the respective operating leases.

In January 2022, the Company entered into a financing agreement of up to US$600 million with Castlelake LP to finance the acquisition of new 737 MAX 8 aircraft. And 2 sale-leaseback transactions. The proceeds from the transaction will cover 100% of the acquisition cost of the new aircraft and will provide

46

additional funds that will be directed towards obligations and costs of returning GOL’s 737 NG aircraft. So far, GOL has already received two aircraft under this contract.

When necessary, we obtain loans to finance our investments, which are guaranteed by our receivables, to finance the sale-receipt cycle.

iii. relevant ongoing disinvestments and planned divestments

We had no divestments during 2021, 2020 and 2019.

b.       already disclosed acquisitions of plants, equipment, patents or other assets that should materially influence the Company's production capacity

During the year ended December 31, 2021, the Company returned 8 aircraft with a lease agreement without purchase option and received 16 MAX aircraft.

During the year ended December 31, 2020, the Company made a net reduction of 10 aircraft under lease.

During the year ended December 31, 2019, the Company returned 3 aircraft under an operating lease.

c.       New products and services, indicating: (i) a description of ongoing research already disclosed; (ii) the total amounts spent by the Company on research to develop new products or services; (iii) projects already disclosed; and (iv) the total amounts spent by the Company on the development of new products or services

Routes and Timetables

We have carried out an optimization work of our domestic routes, and have re-accessed on a recurring basis growth opportunities in terms of the number of flights and international destinations, especially in Latin America and nationals on regional routes. The end of 2021 marked the resumption of international operations with destination to Cancún, Punta Cana, Montevideo and Buenos Aires, as well as the opening of a new domestic destination, Bonito (MS)..

Our operational model allows us to build our flight routes to add destinations to cities that would not be viable to serve in the traditional point-to-point model individually, but that are viable to serve when simply added as additional points on our multi-stop flights. We focus on the Brazilian and South American markets and carefully assess opportunities for continued growth. We seek to increase the frequency of our flights to existing high-demand markets and add new routes to our network to destinations that can be reached with our current fleet. Our Boeing 737 MAX aircraft allows us to offer reduced flight times for passengers currently connecting at South American hubs en route to the United States, Europe and Africa.

47

As a low-cost carrier operating a single type of fleet, we work through alliances and codeshare agreements with major international carriers and regional carriers in order to serve destinations that cannot be served by our Boeing aircraft due to airport infrastructure or conditions. of the local market.

Together with our regional partners, including VoePass Linhas Aéreas and MAP Linhas Aéreas, we serve the largest regional network in Brazil. As regional carriers feed traffic to our hubs and routes from low-density markets that we do not directly serve, they are an integral part of our operational network.

Connecting flights using our market dominance in our major hubs has supported traffic during the global pandemic and we're taking advantage of that connectivity to a greater extent in 2021 than in 2020.

Under our business model and route network, we have the flexibility to increase direct flights during peak season because we have a dominant position in major high-density airports, and increase connecting flights during off-season travel to increase the factors load.

In 2020 and 2021, we transported more than 16.6 million and 19.2 million passengers, respectively, in the domestic market and had a market share of 38.0% and 31.7%, respectively, as measured by RPKs. Our performance in 2020 and 2021, despite the operational challenges we face due to developments related to the COVID-19 pandemic, demonstrates our resilience and operational excellence, as well as our flexibility to adapt our network and operations in response to demand trends.

Ancillary Revenue

We are constantly evaluating opportunities to generate additional supplemental revenue, such as from travel insurance sales, marketing activities and other services that allow us to capitalize on the large number of passengers on our flights and the high volumes of customers using our website. As of December 31, 2021, all of our aircraft have Wi-Fi installed, which is an additional and growing source of revenue..

Mileage, Cargo and Other Income Program

Mileage, load and other revenues include revenues from our GOLLOG services, as well as our Smiles loyalty program.

We make efficient use of the extra capacity on our aircraft by transporting cargo through GOLLOG. Our 100 flight destinations across Brazil, South America, the Caribbean and the United States give us access to multiple locations in each region. With our capacity of approximately 750 daily flights, we can guarantee fast and reliable cargo delivery to our customers.

GOLLOG has developed a broad portfolio of express services to meet the growing demand for door-to-door deliveries, fixed deadlines and additional optional services. We intend to increase our efforts in express delivery services, further strengthening our logistics capacity, mainly by expanding our inland distribution network, increasing our commercial efforts and using innovation and technology to facilitate

48

shipment and cargo tracking and provide automatic updates for the status of the request. The following is an overview of GOLLOG's service portfolio:

•	A GOLLOG Animais fornece o que acreditamos ser a melhor solução para o transporte de animais vivos, incluindo todos os cuidados necessários pelos animais vivos no transporte e informações em tempo real sobre a jornada do animal para os clientes monitorarem. A receita líquida gerada pela GOLLOG Animais cresceu mais de 260% em 2021, em comparação com 2020.
•	A GOLLOG Saúde foi projetada para atender o setor de saúde. Para aprimorar os serviços da GOLLOG Saúde, investimos em um armazém a frio no aeroporto de Guarulhos para manter a carga controlada pela temperatura antes do embarque.
•	A GOLLOG Urgente oferece o que acreditamos ser a opção de entrega mais rápida dentro do Brasil, oferecendo entregas no mesmo dia para rotas curtas, e tem sido um componente importante na GOLLOG mantendo seu rendimento de receita.
•	GOLLOG Rápido, CHEGOL e CHEGOL Mini oferecem uma gama de soluções de entrega expressa econômicas para os clientes.

As of December 31, 2021, our Smiles loyalty program has 19.3 million members, providing us with significant revenue from the redemption and expiration of miles. In addition, our Smiles loyalty program provides an incentive for customers to book air travel, thereby increasing ticket sales and our number of frequent customers.

10.9 COMMENTS ON OTHER FACTORS THAT HAVE MATERIALLY INFLUENCED OPERATING PERFORMANCE AND THAT HAVE NOT BEEN IDENTIFIED OR COMMENTED IN THE OTHER ITEMS IN THIS SECTION

There are no other items not disclosed in this section that have materially influenced our operating performance.

49

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/ME 06.164.253/0001-87

NIRE 35.300.314.441

2.1.4.       INFORMATION REGARDING THE CANDIDATES APPOINTED OR SUPPORTED BY MANAGEMENT OR CONTROLLING SHAREHOLDERS, PURSUANT TO ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

Pursuant to article 10 of CVM Instruction 481/2009, the Company provides information regarding the candidates appointed or supported by management or controlling shareholders, corresponding to items 12.5 to 12.10 of the Reference Form.

50

12.5/6 COMPOSITION AND PROFESSIONAL EXPERIENCE OF THE MANAGEMENT AND AUDIT COMMITTEE

Name	Date of birth	Management body	Date of election(1)	Term of office	Number of Consecutive Mandates
CPF	Profession	Elective position held	Inauguration date(1)	Elected by the controller	Percentage of participation in meetings
Other positions and roles held in the issuer		Description of another position / role
PAULO SERGIO KAKINOFF	09/06/1974	Belongs only to the Board	10/03/2022	1 year	11
194.344.518-41	Business Manager	10 - President Manager / Superintendent	10/03/2021	Yes	0%
Member of the Corporate Governance and Personnel Committee, Risk Policies Committee, Financial Policy Committee and the Alliances Committee.
RICHARD FREEMAN LARK, JR.	10/15/1966	Belongs only to the Board	10/03/2022	1 year	6
214.996.428-73	Manager	11 - Manager Vice President/ Superintendent Member of the Financial Policy Committee and the Risk Policies Committee.	10/03/2021	Yes	0%
EDUARDO JOSÉ BERNARDES NETO	03/26/1974	Belongs only to the Board	10/03/2022	1 year	8
165.610.978-66	Business Manager	11 - Manager Vice President/ Superintendent	10/03/2021	Yes	0%
CELSO GUIMARÃES FERRER JUNIOR	12/05/1982	Belongs only to the Board	10/03/2022	1 year	8
309.459.748-33	Economist	11 - Manager Vice President/ Superintendent	10/03/2021	Yes	0%
CONSTANTINO DE OLIVEIRA JUNIOR	08/12/1968	Belongs only to the Board of Directors	29/04/2022	1 year	9
417.942.901-25	Businessman	20 - Chairman of the Board of Directors Member of the Corporate Governance and Personnel Committee, member of the Financial Policy Committee and of the Risk Policies Committee and the Alliances Committee.	29/04/2022	Yes	100%
JOAQUIM CONSTANTINO NETO	10/01/1965	Belongs only to the Board of Directors	29/04/2022	1 year	19
084.864.028-40	Businessman	21 - Vice President Board of Directors	29/04/2022	Yes	100%
RICARDO CONSTANTINO	02/27/1963	Belongs only to the Board of Directors	29/04/2022	1 year	19
546.988.806-10	Businessman	22 - Board of Directors (Effective)	29/04/2022	Yes	100%

Name	Date of birth	Management body	Date of election	Term of office	Number of Consecutive Mandates
CPF	Profession	Elective position held	Inauguration date	Elected by the controller	Percentage of participation in meetings
Other positions and roles held in the issuer		Description of another position / role
ANDRÉ BÉLA JÁNSZKY	11/24/1951	Belongs only to the Board of Directors	29/04/2022	1 year	6
51

346.695.188-79	Attorney	27 - Board of Directors Independent (Effective) Member of the Corporate Governance and Personnel Committee.	29/04/2022	Yes	100%
MARCELA DE PAIVA BOMFIM TEIXEIRA	10/10/1980	Belongs only to the Board of Directors	29/04/2022		2
012.640.496-84	Economista	27 - Board of Directors Independent (Effective) Member of the Statutory Audit Committee.	29/04/2022	Yes	100%
GERMÁN PASQUALE QUIROGA VILARDO	10/25/1967	Belongs only to the Board of Directors	29/04/2022	1 year	6
009.943.227-71	Engineer	27 - Board of Directors Independent (Effective) Member of the Statutory Audit Committee	29/04/2022	Yes	100%
PHILIPP SCHIEMER	06/09/1964	Belongs only to the Board of Directors	29/04/2022	1 year	3
172.372.968-09	Manager	27 - Board of Directors Independent (Effective)	29/04/2022	Yes	100%
CARLA ANDREA COELHO	13/07/1969 Attorney at Law	Audit committee	29/04/2022	1 year	2
006.502.017-01		44 - C.F.(Effective) Elected by preference holders	29/04/2022	No	100%
MARCELO AMARAL MORAES	10/07/1967 Economist	Audit committee	29/04/2022	1 year	4
929.390.077-72		44 - C.F.(Effective) Elected by preference holders	29/04/2022	No	100%
RENATO CHIODARO	21/10/1977 Attorney at Law	Audit committee	29/04/2022	1 year	5
256.611.098-06		44 - C.F.(Effective) Elected by preference holders	29/04/2022	No	100%

(1) Considers the approval, by the Company's shareholders, of the election of the members of the Board of Directors and Fiscal Council, if installed, at the Annual General Shareholders’ Meeting to be held on April 29, 2022.

52

PROFESSIONAL EXPERIENCE / DECLARATION OF ANY CONVICTIONS / CRITERIA OF INDEPENDENCE

Board of Directors

CONSTANTINO DE OLIVEIRA JUNIOR

Chairman of the Company's Board of Directors since 2004, having been both Chief Executive Officer and member of the Company's Board of Directors from March 2004 to July 2012. Mr. Constantino Jr. has also been a member of Gol Linhas Aéreas S.A.'s Board of Directors since 2001, having been CEO of Gol Linhas Aéreas S.A. from 2001 to July 2, 2012. He introduced the concept of "low cost, low fare" in Brazilian civil aviation and was chosen as " Executivo de Valor (a Valuable Executive)" in 2002 and 2001 by the newspaper Valor Econômico, and as "Leading Executive" in the logistics sector in 2003 by the newspaper Gazeta Mercantil, and in 2008 he was named "Illustrious Executive" in the Air Transport category at the GALA (Galería Aeronáutica Latinoamericana) award, sponsored by IATA. From 1994 to 2000 he held the position of Manager at Comporte Participações, a company that controls several land passenger transport companies. He studied Business Administration at the University of the Federal District and participated in the Executive Program of Corporate Management of the Association for Overseas Technical Scholarships. He is a member of the Risk Policies, Financial Policies, Corporate Governance and Personnel Committee, and the Company's Alliances Committee.

JOAQUIM CONSTANTINO NETO

Mr. Joaquim is a Vice-Chairman of the Company's Board of Managers. Mr. Joaquim has been a member of the Company's Board of Managers since 2004. Furthermore, he has held the position of Operations Manager of Grupo Comporte since 1994. From 1984 to 1990, Mr. Joaquim Constantino Neto was in charge of the operations of Reunidas Paulista. From 1990 to the present day, he is the Genral Manager of Breda Serviços, a road passenger transportation company. He participates in the Board of Managers of CMP Participações, which manages more than 2 thousand buses in the region of Paraná and São Paulo.

RICARDO CONSTANTINO

Mr. Ricardo has been a member of the Company's Board of Managers since March 2004. Additionally, he has held the position of Technical and Maintenance Manager of Grupo Comporte since 1994. He is also a member of the Board of Managers of BR Vias S.A.

MARCELA DE PAIVA BOMFIM TEIXEIRA

Mrs. Marcela de Paiva Bomfim Teixeira holds a degree in Business Administration from Pontifícia Universidade Católica de Minas Gerais. She has a specialization in Management and Information Technology from the Institute of Technological Education, a specialization in Finance from Fundação Dom Cabral and an MBA in Project Management from Fundação Getúlio Vargas (Belo Horizonte/MG). She was a member of the Fiscal Council at Transnorte Energia S/A from 2012 to 2016. Currently, Ms. Marcela is studying the Executive MBA at Fundação Dom Cabral and recently held an extension at HEC Paris Module Shanghai China. In her 17 years of experience, Ms. Marcela went through companies such as Usiminas and Alupar Investimento and served as an effective member of the Fiscal Council of Gol Linhas Aéreas Inteligentes S/A for 2 years.

PHILIPP SCHIEMER

Mr. Philipp is the President of Mercedes-Benz Brazil and Latin America and currently is at a course at the Brazilian Institute of Corporate Governance (no Instituto Brasileiro de Governança Corporativa "IBGC") for Senior Advisor. He took over the Vice Presidency of Product Marketing at Mercedes-Benz in Stuttgart, Germany. From 2004 to 2009 he served as Vice President of Sales at Mercedes-Benz do Brasil. Philipp was also president of the SAE Brazil congress, and served as Vice-President of the German-Brazilian Chamber of Commerce from January 2018 to December 2018, and in January 2019 took the presidency of such Chamber. Philipp Schiemer studied business administration with a specialization in marketing and finance at Corporate University Mercedes-Benz AG in Stuttgart.

GERMÁN PASQUALE QUIROGA VILARDO

Mr. Germán has been an independent member of the Company's Board of Managers since 2016. He was founder and CEO of TV1.com, CIO and CMO of Americanas.comCIO and CMO of Cyrela Brasil Realty, and founder, CEO and member of the Board of Managers of Pontofrio.comNova Pontocom, Vice-Chairman of the Board of Managers of Totvs and Camara-E.net and member of the Board of Managers of Abrarec and Fecomércio, and several other e-commerce companies. He is currently founder and member of the Board of Managers of Cobasi Digital, and founder of OMNI55 Consulting. He has a degree in Electronic Engineering from the Military Institute of Engineering (IME) and a Masters in Digital Systems from the Polytechnic School of the University of São Paulo.

ANDRÉ BÉLA JÁNSZKY

Mr. André Jánszky has been an independent member of the Company's Board of Managers since 2016. Mr. André has decades of experience as a lawyer in the areas of corporate finance and mergers and acquisitions. Until November 2016, he was the partner in charge of the Latin American Department of Milbank, Tweed, Hadley & McCloy LLP, and managing partner of its São Paulo office. Mr. André is also a member of the Board of Managers of Netshoes Limited, a company listed on the NYSE. Mr. André is a member of the Company's Statutory Audit Committee, the Corporate Governance and Personnel Committee, and the Financial Policy Committee.

Audit Committee

CARLA ANDREA FURTADO COELHO

Mrs. Carla Andrea Furtado Coelho graduated in law from Pontifícia Universidade Católica do Rio de Janeiro in 1993. She is a member of the International Aviation Women Association – IAWA and was the Company’s Legal Director for 20 years.

53

MARCELO AMARAL MORAES

Mr. Marcelo Amaral Moraes graduated in economics in the University of Rio de Janeiro - FEA in 1990. He has a post-graduation in Corporate Law and Arbitration from Fundação Getúlio Vargas and a Master in Business Administration from Universidade Federal do Rio de Janeiro. He has been Chairman of the Audit Committee of Vale S/A since 2004 and member of the Audit Committee of CPFL Energia S/A and Linx S/A. He has over 25 years of experience in private equity and corporate finance. Currently, Mr. Marcelo Amaral Moraes is an effective member of the Company's Audit Committee.

RENATO CHIADARO

He has built his professional career with solid performance in mergers and acquisitions (M&A), corporate restructuring, foreign investments and corporate governance. Lawyer graduated from PUC-SP, with specialization in Business Planning and Control by FAAP. Certified by IBGC to act as a Board Member. MBA in Collaborative Leadership and Business Teaching and Post-MBA in Corporate Governance and Valuation from B.I. International, with emphasis on entrepreneurship and innovation from the University of California-Berkeley. He started his career at Pinheiro Neto Advogados and was a partner at De Vivo, Whitaker e Castro Advogados for 13 years. He was a member of the Fiscal Committee of Gol Linhas Aéreas Inteligentes S/A between 2007 and 2008. He participated in the structuring and implementation of several outstanding transactions on the national scenario. M&A Award in 2014 and recognized by BestLawyers® publication in 2014 and 2015. He is a professor in MBA courses of B.I. International and UBS/IBEVAR - Retail Academy, in which he deals with finance and taxes, entrepreneurship and business law. He is a guest teacher in the Legislative Assembly of the State of São Paulo

Executive Board

PAULO SERGIO KAKINOFF

Mr. Paulo Sergio Kakinoff assumed the position of Chief Executive Officer of the Company in July 2012, having been an independent member of the Board of Managers from January 2010 to July 02, 2012. Mr. Paulo Kakinoff was the President of Audi Brazil until June 2012 and worked in the automotive industry for 18 years, having previously held the positions of Sales & Marketing Manager for Volkswagen Brazil and Executive Manager for South America at the Volkswagen Group headquarters in Germany. He also held the position of Vice-President of the Brazilian Association of Motor Vehicle Importing Companies (ABEIVA), and was a member of the Board of Managers of Volkswagen Participações. Mr. Paulo Kakinoff serves as a member of the Governance Council and the Political-Strategic Council of the non-profit organizations "All for Education" (focused on education), and "Athletes for Brazil" (focused on sports), respectively. He has a degree in Business Administration from Mackenzie University. Mr. Paulo Kakinoff is a member of the Company's People Management and Corporate Governance, Risk Policies, Financial Policy, and Alliances Committees.

RICHARD FREEMAN LARK, JR.

Richard F. Lark, Jr. has been the Company's Vice President, Chief Financial Officer and Investor Relations Officer since July 2016. Mr. Lark's been working at Gol for 17 years. He was Financial Manager from 2003 to 2008, and member of the Board of Managers from 2008 to 2016. From 2000 to 2003, he served as Chief Financial Officer of Americanas.com, one of Brazil's leading e-commerce companies. Before joining Americanas.com, Mr. Lark has worked in the investment banking divisions of Morgan Stanley & Co., Citicorp and The First Boston Corporation. Mr. Lark was a member of the Advisory Boards of the Kellogg Institute for International Studies at the University of Notre Dame and Associação Vida Jovem, and president of the American Society of São Paulo. He has participated in the Yale School of Management's global executive leadership program, holds a Masters in Business Administration from UCLA Anderson School of Management, and a Bachelor's degree in Finance and Business Economics and Philosophy from the University of Notre Dame. Mr. Lark is a member of the Company's Financial Policy and Risk Policy Committees.

EDUARDO JOSÉ BERNARDES NETO

Mr. Eduardo Bernardes has been the Company's Vice President of Sales and Marketing since February 2015, being responsible for the sales strategy for all the Company's channels, as well as the marketing strategy. Mr. Eduardo joined the Company 18 years ago and joined our commercial area as account manager in February 2001. Mr. Eduardo coordinated the opening of several of our national and international branches. Mr. Eduardo was a member of the Board of Managers of UATP from 2009 to 2016, and holds a degree in Business Administration from Faculdade Ibero-Americana, with specialization in Foreign Trade.

CELSO GUIMARÃES FERRER JUNIOR

Mr. Celso Ferrer has been our Vice President and Chief Operating Officer since March 2019. He has been with the Company for 16 years and served as Vice President and Planning Manager from February 2015 to March 2019. Mr. Celso is responsible for our operations, maintenance and airports, operational security, network and fleet planning. He is also a pilot for the Boeing 737-700, Boeing 737-800 Next Generation, and Boeing 737-8 Max aircraft. Mr. Celso holds a Master's degree in Business Administration from Insead, a degree in Economics from the University of São Paulo, and a degree in International Relations from the Pontifical Catholic University of São Paulo.

54

12.7/8 COMPOSITION OF COMMITTEES

Name	Committee type	Position held	Profession	Election date	Term of office	Percentage of participation in meetings
CPF	Description other committees	Description other positions held	Date of birth	Inauguration date	Number of Consecutive Mandates
Other positions/functions held at the issuer
MARCELA DE PAIVA BOMFIM TEIXEIRA	Statutory Auditing Committee	Committee Member (Effective)	Economist	04/26/2022	1 year	0%
012.640.496-84			10/10/1980	04/26/2022	0
Independent Manager.
PHILIPP SCHIEMER	Statutory Auditing Committee	Committee Member (Effective)	Businessman	04/26/2022	1 year	0%
172.372.968-09			09/06/1964	04/26/2022	0
Independent manager.
GERMÁN PASQUALE QUIROGA VILARDO	Statutory Auditing Committee	Committee Member (Effective)	Engineer	04/26/2022	1 year	100%
009.943.227-71			25/10/1967	04/26/2022	1
Independent Manager.
CONSTANTINO DE OLIVEIRA JUNIOR	Finance Committee	Committee Member (Effective)	Businessman	04/26/2022	1 year	100%
417.942.901-25			12/08/1968	04/26/2022	12
Member of the Corporate Governance and Personnel Committee, Financial Policy Committee, Risk Policies Committee and Alliances Committee.
RICHARD FREEMAN LARK, JR.	Finance Committee	Committee Member (Effective)	Manager	04/26/2022	1 year	100%
214.996.428-73			15/10/1966	04/26/2022	12
Chief Financial and Investor Relations Officer; Member of the Financial Policy Committee and the Risk Policies Committee.
BETANIA TANURE DE BARROS	Other Committees	Committee Member (Effective)	Psychologist	04/26/2022	1 year	100%
385.001.086-49	Corporate Governance and People		03/26/1974	04/26/2022	12
Member of the Corporate Governance and Personnel Committee.
ANDRÉ BÉLA JÁNSZKY	Other Committees	Committee Member (Effective)	Attorney at Law	04/26/2022	1 year	100%
346.695.188-79	Corporate Governance and People	24/11/1951	04/26/2022	7
ANTONIO KANDIR	Finance Committee	Committee Member (Effective)	Economist	1 year	100%
146.229.631-91		02/05/1953		13
Member of the Financial Policy Committee and the Risk Policies Committee and the Corporate Governance and Personnel Committee
MARCOS DA CUNHA CARNEIRO	Other Committees	Committee Member (Effective)	Economist	04/22/2021	1 year	100%

55

663.964.337-53	Sub-Committee on Accounting, Taxation and Financial Statements	01/15/1961	04/22/2021	12
Member of the Subcommittee on Accounting, Tax Policies and Financial Statements.
56

Name	Committee type	Position held	Profession	Election date	Term of office	Percentage of participation in meetings
CPF	Description other committees	Description other positions held	Date of birth	Inauguration date	Number of Consecutive Mandates
Other positions/functions held at the issuer

NATAN SZUSTER Other Committees Committee Member (Effective)

388.585.417-15	Sub-Committee on Accounting, Tax and Financial Statements Policies

Member of the Subcommittee on Accounting, Tax Policies and Financial Statements.

Counter 04/22/2021 1 year 100%

10/06/1953 04/22/2021 8

PAULO SERGIO KAKINOFF Other Committees Committee Member (Effective) Manager of

194.344.518-41	Corporate Governance Companies and People

Finance Committee

09/06/1974

04/22/2021 1 year 100%

04/22/2021 9

Chief Executive Officer and Member of the Corporate Governance and Personnel Committee, Risk Policies Committee, Financial Policy Committee and Alliances Committee.

VALDENISE OF THE HOLY MENEZES	Other Committees	Committee Member (Effective)	Accountant	04/22/2021	1 year	100%
836.229.937-15	Subcommittee on Accounting, Taxation and Financial Statements		21/04/1964	04/22/2021	4
Member of the Subcommittee on Accounting, Taxation and Financial Reporting Policies

57

PROFESSIONAL EXPERIENCE / DECLARATION OF ANY CONVICTIONS / CRITERIA OF INDEPENDENCE

ANDRÉ BÉLA JÁNSZKY - 346.695.188-79

Mr. André Jánszky is an independent member of the Company's Board of Managers. Mr. André is also a member of the Company's Statutory Audit Committee, the Corporate Governance and Personnel Committee, and the Financial Policy Committee. Mr. André was the partner in charge of Milbank's Latin America Department and managing partner of its São Paulo office. His focus was on providing legal advice in U.S. law in the areas of capital markets, mergers and acquisitions, financing transactions, restructuring and corporate governance. Mr. André Jánszky’s clients included Brazilian, Latin American and North American companies and financial institutions. Mr. André has extensive experience in a wide variety of industries, including oil and gas, energy, infrastructure, developers, financial services, transportation, education and retail. André Jánszky has been consistently named one of the leading capital markets lawyers by several publications, including The Legal 500 and Chambers Latin America, which recognizes him as Band #1. Mr. André is the financial expert of the CAE, as defined in the current rules of the Securities Exchange Commission (SEC), and is the member that meets the requirements of article 31-C, §5 and §6 of INCVM 308/99.

ANTONIO KANDIR - 146.229.631-91

He has been an independent member of the Company's Board of Managers since August 2004. Over the past ten years, he has served on boards of managers and managed several investment funds. Currently Mr. Kandir serves on the boards of managers of AEGEA, CSU, CPFL and COIMEX. Mr. Kandir was Federal Deputy for two terms, Minister of Planning and Budget and Secretary of Economic Policy, as well as President of the National Council of Destatization. He graduated in production engineering from the Polytechnic School of the University of São Paulo, and obtained Master's and PhD degrees in Economics from the State University of Campinas. Mr. Kandir is an independent member of our Board of Managers in accordance with the criteria of the Securities Exchange Commission (SEC) and the listing standards of the New York Stock Exchange (NYSE) and is a member of our Statutory Audit Committee ("CAE"), the Corporate Governance and Personnel Committee, the Financial Policy Committee and the Risk Policies Committee.

CONSTANTINO DE OLIVEIRA JUNIOR - 417.942.901-25

Chairman of the Company's Board of Managers since July 6, 2012, having been both Chief Executive Officer and member of the Company's Board of Managers, from March 2004 to July 2012. Mr. Constantino Jr. has also been a member of Gol Linhas Aéreas S.A.'s Board of Managers since 2001, having been CEO of Gol Linhas Aéreas S.A. from 2001 to July 2, 2012. He introduced the concept of "low cost, low fare" in Brazilian civil aviation and was chosen as "Executivo de Valor" (A valuable executive) in 2002 and 2001 by the newspaper Valor Econômico, and as "Leading Executive" in the logistics sector in 2003 by the newspaper Gazeta Mercantil, and in 2008 he was named "Illustrious Executive" in the Air Transport category at the GALA (Galería Aeronáutica Latinoamericana) award, sponsored by IATA. From 1994 to 2000 he held the position of Manager at Comporte Participações, a company that controls several land passenger transport companies. He studied Business Administration at the University of the Federal District and participated in the Executive Program of Corporate Management of the Association for Overseas Technical Scholarships. He is a member of the Risk Policies, Financial Policies, Corporate Governance and Personnel Committee, and the Company's Alliances Committee.

RICHARD FREEMAN LARK, JR. - 214,996,428-73

Mr. Richard Lark has been the Company's Vice President, Finance and Investor Relations Officer since July 2016. Mr. Lark served as a member of the Company's Board of Managers from June 2008 to July 2016. Mr. Lark was a member of GOL's Statutory Audit Committee from March 2015 to July 2016. Mr. Lark also served as the Company's Chief Financial Officer and Investor Relations Officer from April 2003 to June 2008. He is a managing partner of Endurance Capital Partners (ABVCAP member and Anbima associate). Between 2000 and 2003, Mr. Lark served as Chief Financial Officer of Americanas.com Comércio Eletrônico S.A. Previously, between 1988 and 1999, Mr. Lark was an executive at Morgan Stanley and First Boston investment banks. He served on the board of managers of the American Society of São Paulo from 2003 to 2011, was its president for the biennium 2005-2007, and is a board member of the Kellogg Institute of International Studies. Sir. Lark holds a Master of Business Administration from UCLA Anderson School of Management, 1994 class, and a degree in Finance and Business Economics and Philosophy from the University of Notre Dame, 1988 class, is also an Authorized Securities Portfolio Manager (CVM), and is an associate of the Brazilian Institute of Corporate Governance (IBGC). Mr. Lark is a member of the Company's Financial Policy Committee and Risk Policies Committee.

BETANIA TANURE DE BARROS - 385.001.086-49

Ms. Betânia is a consultant of Betania Tanure Associados team. PhD from Brunel University (England), Post graduate Diploma in Management Consulting at Henley Management College (England), psychologist by PUC-MG. Ms. Betania is also a Professor at PUC-MG, where she teaches for the Doctorate and Master's courses that are held in partnership with Fundação Dom Cabral. Invited Professor at INSEAD (France), TRIUM (New York University, London School of Economics, HEC) and London Business School (England). She was FDC's manager responsible for the entire area of executive development, companies and business partnerships for 15 years. Member of the Board of Managers of Vigor and Marisol. Member of the Corporate Governance and Personnel Committee, of the Board of Managers of GOL Linhas Aéreas Inteligentes S.A. He was a member of the Board of Managers of RBS Group and Medial Saúde, and of the People and Governance Committee of the Board of Managers of Duratex.

MARCOS DA CUNHA CARNEIRO - 663.964.337-53

Mr. Marcos da Cunha Carneiro has served as Executive Manager of Globopar since October 2002. Mr. Carneiro has served as Manager of Corporate Relations and Tax Planning Manager at Globopar since 1991. He also worked as Arthur Andersen's Tax Division Manager. Mr. Carneiro has been an Executive Manager of Globo Comunicações e Participações SA since October 2002 and Globopar since 1991. He has served as Manager of Net Serviços de Comunicação since April 19, 2004. He graduated with a degree in Economics at Sociedade Unificada de Ensino e Superior Cultura.

NATAN SZUSTER - 388.585.417-15

58

Mr. Natan Szuster studied Accounting at Fundação Getúlio Varga in Rio de Janeiro, and holds a Master's and a PhD in Accounting from the University of São Paulo. He was a visiting student at the University of Illinois at Urbana Champaign. He has been a Full Professor of Accounting at the Federal University of Rio de Janeiro since 1988 and an Assistant Professor at the State University of Rio de Janeiro since 1992. Mr. Natan Szuster was awarded the "Orlando Martins Pinto" award by the Regional Accounting Council of Rio de Janeiro in 2004. He is the author of the book General Accounting published by Atlas Publishing. He has been a member of the WWF-Brazil's Audit Committee since 1999 and a member of the Sub-Committee on Accounting, Tax Policy and Financial Statements of Gol Linhas Aéreas Inteligentes. In the last five years, in addition to being a member of the Smiles Audit Committee, he has acted as 1) Accounting Standards Manager for Grupo Globo, currently working as an accounting consultant. He also served as professor of Accounting at the Federal University of Rio de Janeiro- UFRJ and professor of Accounting at the State University of Rio de Janeiro- UERJ. He is also a member of the WWF's Audit committee.

PAULO SERGIO KAKINOFF - 194.344.518-41

Mr. Paulo Sergio Kakinoff assumed the position of Chief Executive Officer of the Company in July 2012, having been an independent member of the Board of Managers from January 2010 to July 02, 2012. Mr. Paulo Kakinoff was President of Audi Brazil until June 2012 and worked in the automotive industry for 18 years, having previously held the positions of Sales & Marketing Manager for Volkswagen Brazil and Executive Manager for South America at the Volkswagen Group headquarters in Germany. He also held the position of Vice-President of the Brazilian Association of Motor Vehicle Importing Companies (ABEIVA), and was a member of the Board of Managers of Volkswagen Participações. Mr. Paulo Kakinoff serves as a member of the Governance Council and the Political-Strategic Council of the non-profit organizations "All for Education" (focused on education), and "Athletes for Brazil" (focused on sports), respectively. He has a degree in Business Administration from Mackenzie University. Mr. Paulo Kakinoff is a member of the Company's People Management and Corporate Governance, Risk Policies, Financial Policy, and Alliances Committees.

VALDENISE DOS SANTOS MENEZES - 836.229.937-15

Ms. Valdenise Menezes has been our Controllership Director since August 2009 and is responsible for our accounting, tax and internal control areas of the head office and international branches of Grupo Gol companies, as well as the coordination of our documentation centre. She is also responsible for attending our Subcommittee on Accounting, Taxation and Financial Reporting ("Subcommittee") and Statutory Audit Committee, being elected in 2017 as a member of the Subcommittee. Mr. Valdenise joined the Company in 2009 and is also responsible for the Budget and Costs area. In 2012, after internal restructuring, the Budget and Costs area was transferred to another executive board and Ms. Valdenise has taken over the Processes area. Between 2014 and 2016 he was responsible, along with the IT Board, for the implementation and migration of the SAP system. Ms. Valdenise holds a degree in Accounting from the University of Amazonas and an MBA in Business Management from IBMEC and Risk Management and Compliance from KPMG.

MARCELA DE PAIVA BOMFIM TEIXEIRA

Mrs. Marcela de Paiva Bomfim Teixeira holds a degree in Business Administration from Pontifícia Universidade Católica de Minas Gerais. She has a specialization in Management and Information Technology from the Institute of Technological Education, a specialization in Finance from Fundação Dom Cabral and an MBA in Project Management from Fundação Getúlio Vargas (Belo Horizonte/MG). She was a member of the Fiscal Council at Transnorte Energia S/A from 2012 to 2016. Currently, Ms. Marcela is studying the Executive MBA at Fundação Dom Cabral and recently held an extension at HEC Paris Module Shanghai China. In her 17 years of experience, Ms. Marcela went through companies such as Usiminas and Alupar Investimento and served as an effective member of the Fiscal Council of Gol Linhas Aéreas Inteligentes S/A for 2 years.

PHILIPP SCHIEMER

Mr. Philipp is the President of Mercedes-Benz Brazil and Latin America and currently is at a course at the Brazilian Institute of Corporate Governance (no Instituto Brasileiro de Governança Corporativa "IBGC") for Senior Advisor. He took over the Vice Presidency of Product Marketing at Mercedes-Benz in Stuttgart, Germany. From 2004 to 2009 he served as Vice President of Sales at Mercedes-Benz do Brasil. Philipp was also president of the SAE Brazil congress, and served as Vice-President of the German-Brazilian Chamber of Commerce from January 2018 to December 2018, and in January 2019 took the presidency of such Chamber. Philipp Schiemer studied business administration with a specialization in marketing and finance at Corporate University Mercedes-Benz AG in Stuttgart.

GERMÁN PASQUALE QUIROGA VILARDO

Mr. Germán has been an independent member of the Company's Board of Directors since 2016. He was founder and CEO of TV1.com, CIO and CMO of Americanas.com, CIO and CMO of Cyrela Brasil Realty, and founder, CEO and member of the Board of Directors of Pontofrio.com, Nova Pontocom, Vice-Chairman of the Board of Directors of Totvs and Camara-E.net and member of the Board of Directors of Abrarec and Fecomércio, and several other e-commerce companies. He is currently founder and member of the Board of Directors of Cobasi Digital, and founder of OMNI55 Consulting. He holds a degree in Electronic Engineering from the Instituto Militar de Engenharia (IME) and holds a master's degree in digital systems from the Polytechnic School of the University of São Paulo.

59

12.9 EXISTENCE OF MARITAL RELATIONSHIP, COMMON LAW MARRIAGE OR KINSHIP UP TO THE 2ND DEGREE RELATED TO MANAGERS OF THE ISSUER, CONTROLLED AND CONTROLLING OWNERS

Name	CPF (Tax Identification Number)	Corporate name of issuer, controlled company or controller	CNPJ (Tax Identification Number)	Type of kinship with the manager of the issuer or controlled company
Position				

RICARDO CONSTANTINO | 546.988.806-10 | Gol Linhas Aéreas Inteligentes S.A. | 06.164.253/0001-87 | Brother or Sister (1st degree by consanguinity)

Effective Member of the Board of Managers

Related person

JOAQUIM CONSTANTINO NETO | 084.864.028-40 | GOL Linhas Aéreas S.A. | 07.575.651/0001-59

Effective Member of the Board of Managers

Note:

Mr. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are the sole shareholders and control MOBI FIA, in equal proportions.

Manager of the issuer or subsidiary

RICARDO CONSTANTINO | 546.988.806-10 | Gol Linhas Aéreas Inteligentes S.A. | 06.164.253/0001-87 | Brother or Sister (1st degree by consanguinity)

Manager of the issuer or subsidiary

Effective Member of the Board of Managers

Manager of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A.

Related person

JOAQUIM CONSTANTINO NETO | 084.864.028-40 | Gol Linhas Aéreas Inteligentes S.A. | 06.164.253/0001-87

Effective Member of the Board of Managers

Manager of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A.

Note

Mr. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are the sole shareholders and control MOBI FIA, in equal proportions.

Manager of the issuer or subsidiary

CONSTANTINO DE OLIVEIRA JUNIOR | 417.942.901-25 | Gol Linhas Aéreas Inteligentes S.A. | 06.164.253/0001-87 | Brother or Sister (1st degree by consanguinity)

Chairman of the Board of Directors

Manager of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A., GAC Inc., GOL Finance (Luxembourg), Gol Finance (Cayman)

Related person

RICARDO CONSTANTINO | 546.988.806-10 | MOBI FIA | 21.409.035/0001-59 | Shareholder

Effective member of the Board of Managers

Manager of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A. and Smiles Fidelidade S.A.

Manager of the issuer or subsidiary

RICARDO CONSTANTINO | 546.988,806-10 | Gol Linhas Aéreas Inteligentes S.A. | 06.164.253/0001-87 | Brother or Sister (1st degree by consanguinity)

Effective Member of the Board of Managers

Related person

JOAQUIM CONSTANTINO NETO | 084.864.028-40 | GOL Linhas Aéreas S.A. | 07.575.651/0001-59

Effective Member of the Board of Managers

Note:

Mr. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are the sole shareholders and control MOBI FIA, in equal proportions.

60

61

62

Name	CPF (Tax Identification Number)	Corporate name of issuer, controlled company or controller	CNPJ	Type of kinship with the manager of the issuer or controlled company
Position				

Manager of the issuer or subsidiary

CONSTANTINO DE OLIVEIRA JUNIOR 417.942.901-25 Gol Linhas Aéreas Inteligentes S.A. 06.164.253/0001-87 Brother or Sister (1st degree by consanguinity)

Chairman of the Board of Managers

Manager of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A., GAC Inc., GOL Finance (Luxembourg), Gol Finance (Cayman)

Related person:

JOAQUIM CONSTANTINO NETO 084.864.028-40 GOL Linhas Aéreas S.A. 07.575.651/0001-59

Effective Member of the Board of ManagersManager of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A.

Note

Mr. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are the only shareholders and control MOBI FIA, in equal proportions.

Manager of the issuer or subsidiary

CONSTANTINO DE OLIVEIRA JUNIOR 417.942.901-25 Gol Linhas Aéreas Inteligentes S.A. 06.164.253/0001-87 Brother or Sister (1st degree by consanguinity)

Chairman of the Board of Managers

Manager of GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A., GAC Inc., GOL Finance (Luxembourg), Gol Finance (Cayman) and Smiles Fidelidade S.A.

Related person

HENRIQUE CONSTANTINO 443.609.911-34 MOBI FIA 21.409.035/0001-59 Shareholder

Note

Mr. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are the sole shareholders and control MOBI FIA, in equal proportions.

Manager of the issuer or subsidiary

JOAQUIM CONSTANTINO NETO 084.864.028-40 Gol Linhas Aéreas Inteligentes S.A. 06.164.253/0001-87 Brother or Sister (1st degree by consanguinity)

Vice-Chairman of the Board of Managers

Related person

RICARDO CONSTANTINO 546.988.806-10 MOBI FIA 21.409.035/0001-59

Effective Member of the Board of Managers

Note

Mr. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are the sole shareholders and control MOBI FIA, in equal proportions.

Manager of the issuer or subsidiary

JOAQUIM CONSTANTINO NETO 084.864,028-40 Gol Linhas Aéreas Inteligentes S.A. 06.164.253/0001-87 Brother or Sister (1st degree by consanguinity)

Vice-Chairman of the Board of Managers

Related person

RICARDO CONSTANTINO 546.988.806-10 GOL Linhas Aéreas S.A. 07.575.651/0001-59

Effective Member of the Board of Managers

Note

Mr. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are the sole shareholders and control MOBI FIA, in equal proportions.

63

64

12.10 RELATIONSHIPS OF SUBORDINATION, SERVICE PROVISION OR CONTROL BETWEEN MANAGERS AND CONTROLLED COMPANIES, CONTROLLERS AND OTHERS

65

Note

Our Managers are also the managers of the subsidiaries.

Issuer Manager
PAULO SERGIO KAKINOFF | 194.344.518-41 | Services Provision | Directly controlled company
Chief Executive Officer
Related Person
GOL Linhas Aéreas S.A. | 07.575.651/0001-59
Chief Executive Officer
Note
Mr. Paulo Sergio Kakinoff has a service provision relationship with GOL Linhas Aéreas S.A., a subsidiary of the Company, where he is the Company's Chief Executive Officer.

Issuer Manager

EDUARDO JOSÉ BERNARDES NETO | 165.610.978-66 | Services Provision | Directly controlled company
Vice-Chairman Managers

Related Person

GOL Linhas Aéreas S.A. | 07.575.651/0001-59
Vice-Chairman Managers
Note
Mr. Eduardo José Bernardes Neto has a service provision relationship with GOL Linhas Aéreas S.A., a subsidiary of the Company, where he is the Company's Vice President.

Issuer Manager
PAULO SERGIO KAKINOFF | 194.344.518-41 | Subordination | Directly controlled company
President Manager
Related Person

GOL Finance S.A.
Manager
Note

Issuer Manager
CONSTANTINO DE OLIVEIRA JUNIOR | 417.942.901-25 | Control | Debtor
Chairman of the Board of Managers
Related Person
GOL Finance S.A.
Manager
Note

Mr. Constantino de Oliveira Junior has an indirect control and service provision relationship with GOL Finance S.A.

Issuer Manager

CONSTANTINO DE OLIVEIRA JUNIOR | 417.942.901-25 | Control | Directly controlled company
Chairman of the Board of Managers

Related Person

66

GAC Inc. Manager	09.098.779/0001-02		

Note

Mr. Constantino de Oliveira Junior has an indirect control and service provision relationship with GAC Inc.

Issuer Manager

CONSTANTINO DE OLIVEIRA JUNIOR Chairman of the Board of Managers	417.942.901-25	Control	Directly controlled company

Related Person

GOL Finance Manager	12.255.721/0001-21		

Note
Mr. Constantino de Oliveira Junior has an indirect control and service provision relationship with GOL Finance.

Issuer Manager

PAULO SERGIO KAKINOFF President Manager	194.344.518-41	Services Provision	Directly controlled company

Related Person

GAC Inc. Manager	09.098.779/0001-02		

Note

Issuer Manager

PAULO SERGIO KAKINOFF President Manager	194.344.518-41	Services Provision	Directly controlled company

Related Person

GOL Finance Manager	12.255.721/0001-21		

Note

Issuer Manager

CELSO GUIMARÃES FERRER JUNIOR Vice-President Manager	309.459.748-33	Services Provision	Directly controlled company

67

68

CELSO GUIMARÃES FERRER JUNIOR	309.459.748-33	Services Provision	Directly controlled company

Vice-President Manager

Related Person

GOL Finance Manager	12.255.721/0001-21

Note

Issuer Manager

EDUARDO JOSÉ BERNARDES NETO Vice-President Manager	165.610.978-66	Services Provision	Directly controlled company

Related Person

GOL Finance Manager	12.255.721/0001-21

Note

Issuer Manager

EDUARDO JOSÉ BERNARDES NETO Vice-President Manager	165.610.978-66	Services Provision	Directly controlled company

Related Person

GAC Inc. Manager	09.098.779/0001-02

Note

Issuer Manager

RICHARD FREEMAN LARK, JR. Vice-Chairman Managers	214.996.428-73	Services Provision	Directly controlled company

Related Person

GOL Linhas Aéreas S.A.	07.575.651/0001-59

69

Manager

Note

Issuer Manager

RICHARD FREEMAN LARK, JR. Vice-President Manager	214.996.428-73	Services Provision	Directly controlled company

Related Person

GAC Inc. Manager	09.098.779/0001-02

Note

Issuer Manager

RICHARD FREEMAN LARK, JR. Vice-Chairman Managers	214.996.428-73	Services Provision	Directly controlled company

Related Person

GOL Finance S.A.
Manager

Note

Issuer Manager

RICHARD FREEMAN LARK, JR. Vice-Chairman Managers	214.996.428-73	Services Provision	Directly controlled company

Related Person

GOL Finance Manager	12.255.721/0001-21

Note

Issuer Manager

70

71

72

Our Managers are also the managers of the subsidiaries.

Issuer Manager
CONSTANTINO DE OLIVEIRA JUNIOR 417.942.901-25 Control Indirect Controller

Effective member of the Board of Managers.
Related Person

Smiles Fidelidade S.A. 15.912.764/0001-20
Effective member of the Board of Managers.
Note

Mr. Constantino de Oliveira Junior has a control and service provision relationship with the controlled company Smiles Fidelidade S.A., where he is the Company's indirect controlling shareholder and member of the Board of Managers.

Issuer Manager

JOAQUIM CONSTANTINO NETO 084.864.028-40 Control Indirect Controller
Effective member of the Board of Managers.

Related Person

Smiles Fidelidade S.A. 15.912.764/0001-20
Effective member of the Board of Managers

Note

Mr. Joaquim Constantino Neto has a control and service provision relationship with the controlled company Smiles Fidelidade S.A., where he is the Company's indirect controlling shareholder and member of the Board of Managers.

Issuer Manager

RICARDO CONSTANTINO 546.988.806-10 Control Indirect Controller
Effective member of the Board of Managers.

Related Person

Smiles Fidelidade S.A. 15.912.764/0001-20
Effective member of the Board of Managers.

Note

Mr. Ricardo Constantino has a control and service provision relationship with the controlled company Smiles Fidelidade S.A., where he is the Company's indirect controlling shareholder and member of the Board of Managers.

Issuer Manager
PAULO SERGIO KAKINOFF 194.344.518-41 Services Provision Directly controlled company
Chief Executive Officer
Related Person
GOL Linhas Aéreas S.A. 07.575.651/0001-59
Chief Executive Officer
Note
Mr. Paulo Sergio Kakinoff has a service provision relationship with GOL Linhas Aéreas S.A., a subsidiary of the Company, where he is the Company's Chief Executive Officer.

73

Issuer Manager

EDUARDO JOSÉ BERNARDES NETO — 165.610.978-66 — Services Provision — Directly controlled company
Vice-Chairman Managers

Related Person

GOL Linhas Aéreas S.A. — 07.575.651/0001-59
Vice-Chairman Managers

Note

Mr. Eduardo José Bernardes Neto has a service provision relationship with GOL Linhas Aéreas S.A., a subsidiary of the Company, where he is the Company's Vice President.

Issuer Manager

PAULO SERGIO KAKINOFF — 194.344.518-41 — Subordination — Directly controlled company
President Manager

Related Person

GOL Finance S.A.
Manager

Note

Issuer Manager

CONSTANTINO DE OLIVEIRA JUNIOR — 417.942.901-25 — Control — Debtor
Chairman of the Board of Managers

Related Person

GOL Finance S.A.
Manager

Note

Mr. Constantino de Oliveira Junior has an indirect control and service provision relationship with GOL Finance S.A.

Issuer Manager

CONSTANTINO DE OLIVEIRA JUNIOR — 417.942.901-25 — Control — Directly controlled company
Chairman of the Board of Managers

Related Person

GAC Inc. — 09.098.779/0001-02
Manager

Note

Mr. Constantino de Oliveira Junior has an indirect control and service provision relationship with GAC Inc.

Issuer Manager

CONSTANTINO DE OLIVEIRA JUNIOR — 417.942.901-25 — Control — Directly controlled company
Chairman of the Board of Managers

Related Person

GOL Finance — 12.255.721/0001-21
Manager

74

75

CELSO GUIMARÃES FERRER JUNIOR 309.459.748-33 Services Provision Directly controlled company

Vice-President Manager

Related Person

GOL Finance 12.255.721/0001-21
Manager

Note

Issuer Manager

EDUARDO JOSÉ BERNARDES NETO 165.610.978-66 Services Provision Directly controlled company
Vice-President Manager

Related Person

GOL Finance 12.255.721/0001-21
Manager

Note

Issuer Manager

EDUARDO JOSÉ BERNARDES NETO 165.610.978-66 Services Provision Directly controlled company
Vice-President Manager

Related Person

GAC Inc. 09.098.779/0001-02
Manager

Note

Issuer Manager

RICHARD FREEMAN LARK, JR. 214.996.428-73 Services Provision Directly controlled company
Vice-Chairman Managers

Related Person

GOL Linhas Aéreas S.A. 07.575.651/0001-59

76

77

78

79

Our Managers are also the managers of the subsidiaries.

Issuer Manager

CONSTANTINO DE OLIVEIRA JUNIOR	417.942.901-25	Control	Indirect Controller

Effective member of the Board of Managers.

Related Person

Smiles Fidelidade S.A. 15.912.764/0001-20

Effective member of the Board of Managers.

Note

Mr. Constantino de Oliveira Junior has a control and service provision relationship with the controlled company Smiles Fidelidade S.A., where he is the Company's indirect controlling shareholder and member of the Board of Managers.

Issuer Manager

JOAQUIM CONSTANTINO NETO	084.864.028-40	Control	Indirect Controller

Effective member of the Board of Managers.

Related Person

Smiles Fidelidade S.A. 15.912.764/0001-20

Effective member of the Board of Managers

Note

Mr. Joaquim Constantino Neto has a control and service provision relationship with the controlled company Smiles Fidelidade S.A., where he is the Company's indirect controlling shareholder and member of the Board of Managers.

Issuer Manager

RICARDO CONSTANTINO	546.988.806-10	Control	Indirect Controller

Effective member of the Board of Managers.

Related Person

Smiles Fidelidade S.A. 15.912.764/0001-20

Effective member of the Board of Managers.

Note

Mr. Ricardo Constantino has a control and service provision relationship with the controlled company Smiles Fidelidade S.A., where he is the Company's indirect controlling shareholder and member of the Board of Managers.

Issuer Manager

PAULO SERGIO KAKINOFF	194.344.518-41	Services Provision	Directly controlled company

Chief Executive Officer

Related Person

GOL Linhas Aéreas S.A. 07.575.651/0001-59

Chief Executive Officer

Note

Mr. Paulo Sergio Kakinoff has a service provision relationship with GOL Linhas Aéreas S.A., a subsidiary of the Company, where he is the Company's Chief Executive Officer.

80

Issuer Manager

EDUARDO JOSÉ BERNARDES NETO | 165.610.978-66 | Services Provision | Directly controlled company
Vice-Chairman Managers

Related Person

GOL Linhas Aéreas S.A. | 07.575.651/0001-59
Vice-Chairman Managers

Note

Mr. Eduardo José Bernardes Neto has a service provision relationship with GOL Linhas Aéreas S.A., a subsidiary of the Company, where he is the Company's Vice President.

Issuer Manager

PAULO SERGIO KAKINOFF | 194.344.518-41 | Subordination | Directly controlled company
President Manager

Related Person

GOL Finance S.A.
Manager

Note

Issuer Manager

CONSTANTINO DE OLIVEIRA JUNIOR | 417.942.901-25 | Control | Debtor
Chairman of the Board of Managers

Related Person

GOL Finance S.A.
Manager

Note

Mr. Constantino de Oliveira Junior has an indirect control and service provision relationship with GOL Finance S.A.

Issuer Manager

CONSTANTINO DE OLIVEIRA JUNIOR | 417.942.901-25 | Control | Directly controlled company
Chairman of the Board of Managers

Related Person

GAC Inc. | 09.098.779/0001-02
Manager

Note

Mr. Constantino de Oliveira Junior has an indirect control and service provision relationship with GAC Inc.

Issuer Manager

CONSTANTINO DE OLIVEIRA JUNIOR | 417.942.901-25 | Control | Directly controlled company
Chairman of the Board of Managers

Related Person

GOL Finance | 12.255.721/0001-21
Manager

81

Note
Mr. Constantino de Oliveira Junior has an indirect control and service provision relationship with GOL Finance.

Issuer Manager

PAULO SERGIO KAKINOFF President Manager	194.344.518-41	Services Provision	Directly controlled company

Related Person

GAC Inc. Manager	09.098.779/0001-02

Note

Issuer Manager

PAULO SERGIO KAKINOFF President Manager	194.344.518-41	Services Provision	Directly controlled company

Related Person

GOL Finance Manager	12.255.721/0001-21

Note

Issuer Manager

CELSO GUIMARÃES FERRER JUNIOR Vice-President Manager	309.459.748-33	Services Provision	Directly controlled company

Related Person

GAC Inc. Manager	09.098.779/0001-02

Note

Issuer Manager

82

CELSO GUIMARÃES FERRER JUNIOR	309.459.748-33		Services Provision	Directly controlled company	

Vice-President Manager

Related Person

GOL Finance Manager	12.255.721/0001-21			

Note

Issuer Manager

EDUARDO JOSÉ BERNARDES NETO Vice-President Manager	165.610.978-66	Services Provision	Directly controlled company

Related Person

GOL Finance Manager	12.255.721/0001-21		

Note

Issuer Manager

EDUARDO JOSÉ BERNARDES NETO Vice-President Manager	165.610.978-66	Services Provision	Directly controlled company

Related Person

GAC Inc. Manager	09.098.779/0001-02		

Note

Issuer Manager

RICHARD FREEMAN LARK, JR. Vice-Chairman Managers	214.996.428-73	Services Provision	Directly controlled company

83

Related Person

GOL Linhas Aéreas S.A. 07.575.651/0001-59

Manager

Note

Issuer Manager

RICHARD FREEMAN LARK, JR. Vice-President Manager	214.996.428-73	Services Provision	Directly controlled company

Related Person

GAC Inc. Manager	09.098.779/0001-02

Note

Issuer Manager

RICHARD FREEMAN LARK, JR. Vice-Chairman Managers	214.996.428-73	Services Provision	Directly controlled company

Related Person

GOL Finance S.A.
Manager

Note

Issuer Manager

RICHARD FREEMAN LARK, JR. Vice-Chairman Managers	214.996.428-73	Services Provision	Directly controlled company

Related Person

GOL Finance Manager	12.255.721/0001-21

Note

84

85

2.1.5.       MANAGERS' COMPENSATION (ITEM 13 OF THE REFERENCE FORM)

13.1 DESCRIPTION OF THE COMPENSATION POLICY OR PRACTICE, INCLUDING NON-STATUTORY BOARD

a.       Purposes of the compensation policy or practice, stating whether the compensation policy has been formally approved, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, locations on the World Wide Web where the document can be consulted

The compensation policy aims to stimulate and promote the alignment of the objectives of our managers and employees, in a constant and permanent search for greater productivity and efficiency, maintaining competitiveness in the market in which we operate. As it contains confidential information on compensation-related topics, access to the document is restricted to the Company’s People and Culture area.

The compensation strategy emphasizes our determination to attract and retain talented employees and is built to ensure the competitiveness of compensation levels in an economically viable manner. The compensation package includes competitive salaries-result participation programs, bonus programs and long-term incentives for the executive levels.

We have a Corporate Governance and Personnel Committee, which is responsible for coordinating, implementing and periodically reviewing the best corporate governance practices, for monitoring and keeping our Board of Directors informed about the best market practices and the regulations applicable to such practices, as well as any changes.

Our annual profit-sharing programs are negotiated between the company and trade unions for the benefit of both unionized and non-unionized employees. In the context of these programs, a portion of the amount of the results subject to distribution is related to the achievement of our corporate goals and for the Coordination levels and above we also consider the individual goals.

The Long-Term Incentive Program consists of the Stock Option Plan and the Restricted Stock Plan, and covers the entire executive level of the Company.

Specifically with regard to the compensation of the managers, in accordance with the Brazilian Corporate Law, it is the responsibility of the shareholders to fix annually, in a General Meeting, the global or individual amount of the compensation of the members of the Board of Directors and the Executive Board. Our Bylaws determine that it is the responsibility of the General Shareholders' Meeting to set the annual global compensation of the managers and of the Board of Directors, to carry out the distribution of the values to its members and to the members of the Executive Board.

b.        Composition of compensation

(i) Elements of compensation and the objectives of each of them:

86

Board of Directors: The Independent Managers, Shareholders' Managers and the Chairman of the Board receive a fixed monthly compensation. In addition, we grant a package of air tickets on sections operated by GOL. There is no variable compensation program for this level.

Committees: We have five Management Committees, four of them permanent, which advise and support our Board of Directors. We also have a Subcommittee on Accounting, Tax Policies and Financial Statements, which is subordinated to the Statutory Audit Committee and the Company's Board of Directors. The members of the Committees and Sub-Committee shall be entitled to a fee per meeting held. The members of the Board of Directors who participate in our Committees are entitled to an additional compensation per participation.

Audit committee: The Fiscal Directors receive a fixed monthly compensation. There is no variable compensation program for at level.

Statutory Board: The compensation policy of the Executive Board consists of:

☐ Basic monthly salary, consisting of thirteen monthly salaries per year;

Benefits package that includes life insurance, meals, medical assistance, medical check-up, vehicle concession every 36 months, Fuel Voucher, air tickets in sections operated by us and discounts on the purchase of Smiles program miles;

☐ Short-term variable compensation constituted according to the achievement of overall results (EBIT), corporate and individual targets, are paid annually through the Profit Sharing Program, under the terms of Law No. 10101 of December 19, 2000 ("PPR"), or bonuses in accordance with Management's prior resolution.

☐ Long-term Incentive Program granted annually through the Company's Stock Option Plan and Restricted Stock Plan, approved by the Extraordinary General Meeting on July 30, 2020, ("Stock Option Plan" and "Restricted Stock Plan"), the distribution of which is assigned according to indicators of our corporate results, position level and individual performance evaluation.

Our short-term variable compensation defines targets for multiple monthly salaries attributed according to individual result indicators of the Company's Managers and corporate results, and is paid through PPR and/or Bonuses, as defined by management.

The fixed compensation of Statutory and Non-Statutory Managers is defined by using as a reference the market median salary obtained through an annual survey carried out by a specialized consultant, respecting the progressive salary valuation for internal use (promotions) and new proposals for external hiring

The short and long term variable compensation, PPR, Bonuses and the Stock and Stock Option Plan, respectively, aim to encourage managers and employees to contribute substantially to our success.

87

Non-Statutory Board: The compensation policy for non-statutory managers consists of:

☐	Basic monthly salary, consisting of thirteen monthly salaries per year;
☐	Benefits package that includes life insurance, meals, medical assistance, medical check-up and discounts on air tickets for parts operated by us, discounts on the purchase of Smiles program miles;
☐	Short-term variable compensation established according to the achievement of overall results (EBIT), corporate and individual targets, paid annually through the Profit Sharing Program, under the terms of Law No. 10,101 of December 19, 2000 ("PPR"), or bonuses, as decided by the Management.
☐	Long-term Incentive Program granted annually through the Company's Stock Option Plan and Restricted Stock Plan, approved by the Extraordinary General Meeting on July 30, 2021, ("Stock Option Plan" and "Restricted Stock Plan"), the distribution of which is assigned according to indicators of our corporate results, position level and individual performance evaluation.

Our short-term variable compensation defines potential multiples of monthly salaries assigned according to the individual result indicators of the Company's Managers and corporate results, and is paid through PPR and/or Bonuses, as defined by management. Our Board of Directors may, in exceptional and justified cases, convert the amount to be paid into an equivalent number of hypothetical shares, based on the share price on the date the amount to be paid is defined, and the amount effectively paid is the equivalent of the share price on the date the PPR or Bonus is paid. This option allows us to enhance the alignment between our interests and those of our Managers.

(ii) the proportion of each element in the total compensation:

The average proportions of each compensation element in the year of 2021 are shown in the table below, considering our current compensation policy.

88

2021	Salary and Pro-Labore	Benefits	Fees and Committee Participation	Short-Term Variable Compensation (PPR)	Stock-based compensation	Charges	Total
Board of Directors	0,00%	11,08%	79,82%	0,00%	0,00%	9,10%	100,00%
Audit committee	0,00%	0,00%	88,52%	0,00%	0,00%	11,48%	100,00%
Committees	0,00%	14,40%	77,10%	0,00%	0,00%	8,51%	100,00%
Statutory Board	26,94%	10,08%	0,00%	0,00%	42,67%	20,30%	100,00%
Non-statutory Board	37,19%	10,75%	0,00%	0,00%	35,55%	16,50%	100,00%

(iii) calculation and adjustment methodology for each of the compensation elements:

The compensation of the members of the Board of Directors and Statutory board is reviewed annually and submitted for approval by the General Meeting.

In the case of Statutory and Non-Statutory Managers, the fixed monthly compensation is adjusted according to a collective agreement defined with the Union and, eventually, there may be an increase in the salary policy, defined by us, by merit.

With regard to short-term variable compensation policies, the calculation of compensation for 2020 was based on the achievement of financial and operating targets. For the year 2021, the payment of short-term variable compensation is also subject to compliance with financial and operating targets established by the Company's management.

Regarding long-term compensation, the Options Plan and the Restricted Shares Plan are managed by the Corporate Governance and Personnel Committee and the Board of Directors, according to the Plan's guidelines.

The Corporate Governance and Personnel Committee annually approves the exercise price of the stock option for each grant, observing the calculation methodology provided by the Options Plan in force. The current Plan determines that the price must be: (a) equal to the weighted average price per volume of shares of the same type recorded on the thirty six (36) months prior to the date of the grant, or (b) fixed by the Board of Directors, with reference to our profitability outlook, the value of shareholders' equity per share, or the Market Value, with the premium or discount allowed in accordance with market conditions.

The description in this reference form refers to our current Options and Restricted Shares Plans.

In general, to ensure the best market practices, we conduct annual salary surveys conducted by specialized consultants in order to keep our compensation strategy in line with our objectives and those of our employees, keeping us competitive.

89

With regard to benefits, we constantly review market practices and periodically, as appropriate, make adjustments to align competitiveness.

(iv) reasons justifying the composition of the compensation:

Our compensation strategy aims at composing short, medium and long term elements that ensure alignment with our objectives, of our employees and managers, keeping it competitive in the market, attractive to retain the best executives and remunerate employees according to the responsibilities assigned to their respective positions. Thus, our compensation strategy aims to position the fixed compensation of our executives at 90% (ninety percent) of the median market wage, the difference being through short- and long-term variable compensation, which are linked to our corporate and individual performance, which can further leverage the gains.

c.        main performance indicators that are taken into account when determining each element of compensation:

For the fixed portion of the compensation, salary surveys conducted by specialized consultants and individual and collective performance indicators are considered, linked to the level of responsibility of the position held. In addition, the professional qualification for the position is considered.

For variable compensation programs, performance indicators are taken into consideration, such as individual performance appraisals and the achievement of corporate goals. We used a set of financial and operating indicators to determine the variable compensation, such as: EBIT, CASK Ex-Fuel, Operational Security (NODSO), Customer Satisfaction Index (NPS) and Individual Performance Assessment.

d.       how compensation is structured to reflect the evolution of performance indicators

The short-term variable compensation is conditioned and determined based on the achievement of a set of corporate indicators, EBIT, CASK Ex-Fuel, Operational Safety (NODSO), Customer Satisfaction Index (NPS) and other individual indicators established for the year. Thus, the overall value of short-term variable compensation is structured and affected by the scope of these indicators.

The long-term incentive plan, consistent with the Stock Option Plan and Restricted Shares, is linked to the valuation of the shares, our perspective of profitability, the value of equity per share, or the market value of the shares, allowing for premium or negative premium due to market conditions in the long term.

e. how the compensation policy or practice aligns with the Company's short, medium and long term interests.

We aim to keep our professionals' compensation always competitive as compared to the market, in order to attract and retain talent that allows them to achieve their short, medium and long

90

term strategic objectives. In this sense, our compensation strategy reflects mechanisms that encourage our professionals to remain in the organization.

According to this compensation strategy, there is a balance between short-term compensation, based on performance indicators on an annual basis, and medium and long-term compensation (Stock Options and Restricted Stock Plan) in line with our medium and long-term interests.

We thus encourage our employees to meet and exceed the annual targets that are linked to short-term variable compensation and to take medium- and long-term measures that can generate value for us and that will consequently be reflected in the valuation of our shares in the market, and are therefore associated with the Stock Option Plans and Restricted Shares.

f. existence of compensation supported by direct or indirect subsidiaries, controlled companies or controllers

Our statutory and non-statutory board has a compensation package consisting of: fixed annual compensation, short-term variable compensation and stock-based compensation. The compensation is supported by the Company and its subsidiary GOL Linhas Aéreas S.A. No other management body of the Company receives compensation supported by direct or indirect controlled companies or controllers.

g. existence of any compensation or benefit linked to the occurrence of a certain corporate event, such as the disposal of the Company's corporate control.

There are no compensations or benefits linked to the occurrence of any corporate event involving us, such as disposal of corporate control, and/or the implementation of strategic partnerships.

With regard to the Stock Option Plan and the Restricted Stock Plan, in the event of the merger, consolidation, spin-off or reorganization of the Company, in which we are not the remaining company, or the sale of substantially all our assets, or even in the event of transfer of control, the Plan will end and any option granted until then or restricted stock to be granted will be extinguished, unless otherwise provided for in the deliberative documents of the reorganization.

h. practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and executive board, indicating:

i.	the issuer's bodies and committees that participate in the decision-making process, identifying how they participate.

The Executive Board of People and Culture prepares the individual compensation proposals based on market surveys and submits them to the Corporate Governance and Personnel Committee, which is the body responsible for approving and directing the Board of Directors.

91

ii.	criteria and methodology used for setting individual compensation, indicating whether studies are used to verify market practices and, if so, the criteria for comparison and the scope of such studies

The individual compensation is defined on the basis of market research, conducted by specialized consultants, the data are obtained through a set of companies with organizational structure and size similar to GOL. The market median is used as a benchmark for the preparation of proposals.

iii.	how often and how the Board of Directors evaluates the adequacy of the issuer's compensation policy

The evaluation and review of compensation is carried out annually, based on the results of market surveys, by the Corporate Governance and Personnel Committee and then considered by the members of the Board of Directors in meetings specifically for the topic.

92

13.2 TOTAL COMPENSATION OF THE BOARD OF DIRECTORS, STATUTORY BOARD AND AUDIT COMMITTEE

Expected for 2022	Board of Directors	Statutory Board	Audit committee	Total
Number of members	7	4	3	14
Number of paid members	7	4	3	14
Annual fixed compensation (in R$)	5.311.413,42	8.232.579,52	500.115,84	14.044.108,78
Salary or pro-labore	3.625.563,08	4.467.459,80	396.000,00	8.489.022,88
Direct or indirect benefits	615.790,08	1.061.353,93	51.315,84	1.728.459,85
Compensation or participation in committees	758.000,00	-	-	758.000,00
Others:	312.060,26	2.703.765,79	52.800,00	3.068.626,05
Variable compensation	0,00	6.211.693,63	0,00	6.211.693,63
Bonus				0,00
Profit Sharing		6.211.693,63		6.211.693,63
Compensation for participation in meetings				0,00
Committees				0,00
Other				0,00
Post-employment benefits				0,00
Benefits due to termination of office				0,00
Stock-based compensation		8.418.203,63		8.418.203,63
Amount of compensation	5.311.413,42	22.862.476,78	500.115,84	28.674.006,04

2021	Board of Directors	Statutory Board	Audit committee	Total
Number of members	9	4	3	9
Number of paid members	7	4	3	7
Annual fixed compensation (in R$)	3.258.590,98	9.620.191,79	459.800,00	3258.590,98
Salary or pro-labore	1.938.721,88	4.521.378,65	407.000,00	1.938.721,88
Direct or indirect benefits	388.524,75	1.691.936,88	0,00	388.524,75
Compensation or participation in committees	639.684,10	-	-	639.684,10
Others:	291.660,25	3.406.876,26	52.800,00	291.660,25
Variable compensation	0,00	0,00	0,00	0,00
Bonus				0,00
Profit Sharing		0,00		0,00
Compensation for participation in meetings				0,00
Committees				0,00
Other				0,00
Post-employment benefits				0,00
Benefits due to termination of office				0,00
Stock-based compensation		7.160.437,99		7.160.437,99
Amount of compensation	3.258.590,98	16.780.629,78	459.800,00	3.258.590,98
2020	Board of Directors	Statutory Board	Audit committee	Total
Number of members	9	4	3	16
Number of paid members	7	4	3	14
Annual fixed compensation (in R$)	2.806.272,23	7.703.868,87	293.812,96	10.803.954,06
Salary or pro-labore	1.868.888,72	3.820.670,63	253.000,00	5.942.559,35
Direct or indirect benefits	239.603,23	318.085,31	5.612,96	563.301,50
Compensation or participation in committees	519.806,78	-	-	519.806,78
Others:	177.973,50	3.565.112,93	35.200,00	3.778.286,43
Variable compensation	0,00	0,00	0,00	0,00
Bonus	-	-	-	0,00
Profit Sharing	-	0 00	-	0,00
Compensation for participation in meetings	-	-	-	0,00
Committees	-	-	-	0,00
Other	-	-	-	0,00
Post-employment benefits				0,00
Benefits due to termination of office				0,00
Stock-based compensation	-	7.160.437,99	-	7.160.437,99
Amount of compensation	2.806.272,23	14.864.306,86	293.812,96	17.499.681,46
93

2019	Board of Directors	Statutory Board	Audit committee	Total
Number of members	8,75	4,17	3	15,92
Number of paid members	6	5	3	14
Annual fixed compensation (in R$)	3.862.739,09	10.106.486,99	513.681,20	14.482.907,27
Salary or pro-labore	2.541.563,08	5.519.895,18	396.000,00	8.457.458,26
Direct or indirect benefits	587.201,40	1.094.339,06	48.481,20	1.730.021,66
Compensation or participation in committees	515.114,35	-	-	515.114,35
Others:	218.860,26	3.492.252,75	69.200,00	3.780.313,00
Variable compensation	0,00	5.781.782,21	0,00	5.781.782,21
Bonus	-	-	-	0,00
Profit Sharing	-	5.781.782,21	-	5.781.782,21
Compensation for participation in meetings	-	-	-	0,00
Committees	-	-	-	0,00
Other	-	-	-	0,00
Post-employment benefits				0,00
Benefits due to termination of office				0,00
Stock-based compensation	-	11.748.178,28	-	11.748.178,28
Amount of compensation	3.862.739,09	27.636.447,48	513.681,20	32.012.867,77

94

13.3 VARIABLE COMPENSATION OF THE BOARD OF DIRECTORS, STATUTORY BOARD AND AUDIT COMMITTEE

2019	Board of Directors	Statutory Board	Audit committee	Total
Number of members	8,75	4,17	3	15,92
Bonus (in R$)	N/A	N/A	N/A	N/A
Minimum amount foreseen in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount foreseen in the compensation plan **	N/A	N/A	N/A	N/A
Amount foreseen in the compensation plan, if the established goals were achieved	N/A	N/A	N/A	N/A
Value actually recognized in profit or loss	N/A	N/A	N/A	N/A
Profit sharing (in R$)	N/A	5.781.782,21	N/A	5.781.782,21
Minimum amount foreseen in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount foreseen in the compensation plan	N/A	11.983.716,73	N/A	11.983.716,73
Amount foreseen in the compensation plan, if the established goals were achieved	N/A	9.586.973,39	N/A	9.586.973,39
Value actually recognized in income	N/A	5.781.782,21	N/A	5.781.782,21

2020	Board of Directors	Statutory Board	Audit committee	Total
Number of members	9	4	3	16
Bonus (in R$)	N/A	N/A	N/A	N/A
Minimum amount foreseen in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount foreseen in the compensation plan **	N/A	N/A	N/A	N/A
Amount foreseen in the compensation plan, if the established goals were achieved	N/A	N/A	N/A	N/A
Value actually recognized in profit or loss	N/A	N/A	N/A	N/A
Profit sharing (in R$)	N/A	N/A	N/A	N/A
Minimum amount foreseen in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount foreseen in the compensation plan	N/A	7.805.786,64	N/A	7.805.786,64
Amount foreseen in the compensation plan, if the established goals were achieved	N/A	6.244.629,31	N/A	6.244.629,31
Value actually recognized in income	N/A	0	N/A	0

95

2021	Board of Directors	Statutory Board	Audit committee	Total
Number of members	9	4	3	16
Bonus (in R$)	N/A	N/A	N/A	N/A
Minimum amount foreseen in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount foreseen in the compensation plan **	N/A	N/A	N/A	N/A
Amount foreseen in the compensation plan, if the established goals were achieved	N/A	N/A	N/A	N/A
Value actually recognized in profit or loss	N/A	N/A	N/A	N/A
Profit sharing (in R$)	N/A	N/A	N/A	N/A
Minimum amount foreseen in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount foreseen in the compensation plan	N/A	7.026.112,06	N/A	7.026.112,06
Amount foreseen in the compensation plan, if the established goals were achieved	N/A	5.620.889,64	N/A	5.620.889,64
Value actually recognized in income	N/A	N/A	N/A	N/A

Expected for 20222021	Board of Directors	Statutory Board	Audit committee	Total
Number of members	7	4	3	14
Bonus (in R$)	N/A	N/A	N/A	N/A
Minimum amount foreseen in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount foreseen in the compensation plan **	N/A	N/A	N/A	N/A
Amount foreseen in the compensation plan, if the established goals were achieved	N/A	N/A	N/A	N/A
Value actually recognized in profit or loss	N/A	N/A	N/A	N/A
Profit sharing (in R$)	N/A	N/A	N/A	N/A
Minimum amount foreseen in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount foreseen in the compensation plan	N/A	7.764.617,04	N/A	7.764.617,04
Amount foreseen in the compensation plan, if the established goals were achieved	N/A	6.211.693,63	N/A	6.211.693,63
Value actually recognized in income	N/A	N/A	N/A	N/A

Executive Board: The variable compensation is conditional on the achievement of the established goals, which may represent an increase of no more than 25% of the Expected Value, if all the goals are exceeded. If individual targets are not exceeded, the maximum variable compensation payment does not apply.

Board of Directors: The Independent Managers, Shareholders' Managers and the Chairman of the Board receive a fixed monthly compensation. Furthermore, we granted a package of air tickets on sections operated by GOL. There is no variable compensation program for this level.

Audit committee: the Fiscal Managers receive a fixed monthly compensation. In addition, we granted a package of air tickets on sections operated by GOL. There is no variable compensation program for this level. Audit committee was first established on April 2018.

96

13.4 STOCK-BASED COMPENSATION PLAN FOR THE BOARD OF DIRECTORS AND STATUTORY BOARD

a.       general terms and conditions

In an Extraordinary General Meeting held on July 30, 2020, our shareholders approved the Stock Option Plan - Long Term Incentive Plan, as well as the Restricted Stock Plan - Long Term Incentive Plan. The Plans are administered by our Corporate Governance and Personnel Committee and by the Board of Directors and establish the general conditions for granting stock options and awards issued by us to selected individuals, at the discretion of the Committee, who are holding the positions of vice president, manager, or, in the case of the Restricted Shares Plan, other managerial level employees, ours or of our subsidiaries; as set forth in these Plans. The Stock Option Plan and the Restricted Stock Plan are valid for 10 years from the date of the Grant of the Stock Option or Restricted Stock to the Beneficiaries~~.~~

The granting of stock options and awards to the Participants selected by the aforementioned Committee is carried out annually, following performance criteria, linked to the Management Cycle, establishing the maximum total number of options and awards to be granted to the beneficiaries for each exercise, observing what determines the Stock Option Plan and Restricted Shares, and any penalties and restrictions additional to those provided for in the referred Plans. The Corporate Governance and Personnel Committee has wide powers to take the necessary and appropriate measures to manage the Plans. The deliberations of the Committee are final and have binding effect with respect to matters related to the Plans, except with respect to certain matters that are subject to ratification by the Board of Directors, such as: the total number of options and shares to be granted each calendar year.

Under the terms of the Plans, the Corporate Governance and Personnel Committee may grant differentiated treatment to certain participants, in justified cases and subject to ratification by the Board of Directors, and provided that the basic principles of the Plans are not affected. The Committee may also include new participants in plans already approved and still in force, granting them options or granting them actions that it deems appropriate, respecting the annual limits established by the Board of Directors and the other conditions provided for in the Plans.

In the exercise of its powers, certain decisions of the Committee are subject to ratification by the Board of Directors, within the limits established by law, applicable regulations, plans and guidelines established by our shareholders at a general meeting. Omissions are regulated by the Board and the Shareholders' General Meeting is consulted when appropriate.

b.       Main objectives of the Plan

The Stock Option Plan and the Restricted Stock Plan have the purpose of allowing the executives elected as Beneficiaries ("Eligible Persons") to acquire or receive Shares in order to: (a) stimulate the expansion, success and achievement of the Company's corporate objectives; (b) align the interests of the Company's shareholders with those of the Eligible Persons; and (c) enable the Company or other companies under its control to attract and keep the Eligible Persons bound to it.

97

c.       how the plan contributes to these purposes

The Stock Option Plan consists of the grant of Stock Options, in accordance with the rules, pre-established in this Plan, concerning the price of the exercise of the Options and the terms of this exercise. To contribute to its purposes, this Plan determines (i) vesting periods for the exercise of the Options and (ii) that, should the Beneficiaries resign from the Company or from a company under its control, as applicable, for any reason, all the Options that have been granted but are not yet exercisable on the day of the resignation, shall be automatically extinguished, regardless of prior notice or indemnity. Furthermore, the gains of the Beneficiaries of this Plan, through the exercise of the Options, are directly related (i) to the valuation of the shares issued by the Company and owned by the Beneficiaries, after the granting of the Options and (ii) to the permanence of the Beneficiaries in their positions, and both situations encourage the Beneficiary to act in order to seek the expansion and success of the Company.

In order to contribute to its objectives, the Restricted Shares Plan determines that the transfer of the Restricted Shares must respect the Vesting period of 03 (three) years counted from the Date of grant. Also, concerning withdrawal of the Beneficiaries from the Company or from a company under its control, as the case may be, in case the withdrawal occurs in the interest of the Company, for any reason other than just cause, the Beneficiary holding Bonuses whose Vesting period has not expired on the day of withdrawal will have the right to receive a number of Restricted Shares proportional to the period elapsed from the Vesting period, calculated in number of months. In the event that the Beneficiaries' termination occurs in the interest of the Beneficiary or in the interest of the Company as a result of just cause termination, all Awards that have been granted and whose Vesting periods have not exhausted on the day of termination shall be automatically cancelled. Furthermore, it should be noted that the value of the gains of the Beneficiaries of the Restricted Shares Plan is directly related to: (i) the valuation of the Company's shares after the transfer of the Restricted Shares. As there is no financial consideration by the beneficiary, the final financial benefit realized is the value of the shares as quoted on the stock exchange at the time of the transfer; and (ii) permanence in his position, with both situations encouraging the Beneficiary to act in order to seek the expansion and success of the Company.

d.       how the plan fits into the Company's compensation policy

The Company's Stock Option Plan and Restricted Stock Plan contribute considerably in the composition of the total compensation of the Company's managers and, in this sense, strongly attach the individual performance to its objectives, since the managers have an additional incentive to implement medium and long term actions that generate added value for us and that will be reflected in the valuation of their shares in the market, besides being instruments of strong power of attraction and retention of talents.

Options granted under the previous plan shall remain in force and shall be governed by the plan in force at the time of their grant.

e.       how the plan aligns the interests of the management and the Company in the short, medium and long term

98

In the short term, both the Stock Option Plan and the Restricted Stock Plan align the interests of the Beneficiaries with those of the Company by splitting the individual objectives of the Company's annual goals. Furthermore, these Plans strongly attach the individual performance of the Beneficiary with the objectives of the Company, since the Beneficiaries have an additional incentive to implement medium and long-term actions that generate added value for the Company and that will therefore be reflected in the market valuation of the shares issued by the Company and the ownership of the Beneficiary. Furthermore, these Plans are instruments of strong power to attract and retain talent in the Company.

f./ g. maximum number of shares covered and maximum number of options to be granted

The Options granted under the Stock Option Plan, in addition to the Prizes (rights to receive preferred shares issued by the Company under the terms of the Restricted Stock Plan, as defined below) granted under the terms of the Long-Term Incentive Plan - Gol's Restricted Stock Plan, approved by the Extraordinary General Meeting of the Company held on July 30, 2020 ("Restricted Stock Plan"), may grant rights over a number of shares not exceeding, at any time, five percent (5%) of the shares issued by the Company. If the Options granted are not exercised, the shares to which they refer will not be computed again in the number of shares included in this Plan.

For the year 2019, 1,749,223 Stock Options were granted, under the terms of the Long-Term Incentive - Stock Purchase Option (“Options”). The grant date of the Options for for all purposes, was April 30, 2019 (“Concession Date”), as approved by the the Corporate Governance and Personnel Committee.

For the year 2020, 700,758 Stock Options and 849,022 Restricted Shares were granted under the terms of the Long-Term Incentive Plan - Stock Option ("Options"). The date of grant of Options for all purposes was April 30, 2020 ("Date of grant"), as approved by the Corporate Governance and Personnel Committee.

=For the fiscal year 2020, 615,177 Stock Options and 801,993, in terms of the Long Term Incentive Plan - Stock Option and Restricted Stock Plan. The grant date of the Options for for all purposes, was April 30, 2021 (“Concession Date”), as approved by the Corporate Governance and Personnel Committee..

For the year 2022, the granting of 682,601 stock options and 889,892 restricted stock are expected , the date of grant of Stock Options and Restricted Stock Awards to the beneficiaries of each Plan, for all purposes, is April 30, 2022 ("Date of Grant"), to be approved by the Corporate Governance and Personnel Committee. In the case of the Restricted Shares Plan, there are no options to be transferred since the 2019 plan was fully granted in stock options..

h.       conditions of purchase of shares

In the Stock Option Plan, each Option will entitle the Beneficiary to acquire 01 (one) Share, subject to the terms and conditions established in the respective Adhesion Contract (a private instrument entered into between the Company and the Beneficiary, by means of which the Beneficiary will adhere to the terms and conditions of the Plan).

99

The Internal Evaluation Committee shall establish, annually or when it deems convenient and as approved by the Committee of Persons and the Board of Directors, the criteria for granting Options for each category of Beneficiary in order to achieve the objectives of the Plan. Unless otherwise resolved by the Committee or the Board of Directors, the criteria for granting Options shall establish the following, subject to the general criteria established in the Plan:

(i)       the maximum total number of Options to be granted to the Beneficiaries, for each fiscal year;

(ii)       the Beneficiaries to whom Options will be granted under the Plan;

(iii)       the calculation of the exercise price of the Options and the terms of their payment;

(iv)       any restrictions additional to those provided for in the Plan to the shares subscribed through the exercise of the Options; and

(v)       possible penalties.

In addition to the general terms and conditions set forth in the Plan and in the criteria for granting the Option, the terms and conditions of each Option granted to each Beneficiary shall be established by the signature of Terms of Adhesion between the Company and the Beneficiaries.

The Committee, subject to the approval of the Board of Directors, may subject the exercise of the Option to certain conditions, as well as impose restrictions on the transfer of the Acquired shares with the exercise of the Options, and may also reserve to the Company repurchase options and/or preemptive rights in the event of disposal by the Beneficiary of these same Shares.

In the case of the Restricted Shares Plan, there will be no acquisition of shares issued by the Company covered by the Restricted Shares Plan, but the concession without consideration of such shares.

Each Award will entitle the Beneficiary to receive one (1) Restricted Share, subject to the terms and conditions set forth in the respective Term of Adhesion (private instrument entered into between the Company and the Beneficiary, through which the Beneficiary adheres to the terms and conditions of the Restricted Shares Plan).

The Internal Evaluation Committee shall establish, annually or when it deems convenient and as approved by the Committee, the Award Criteria for each category of Beneficiaries in order to achieve the objectives of this Restricted Shares Plan.

Unless otherwise resolved by the Committee or the Board of Directors, the Award Criteria shall establish the following, in compliance with the general criteria established in this Restricted Shares Plan:

(i)       the maximum total number of Awards will be granted to the Beneficiaries, for each fiscal year;

(ii)       the Beneficiaries in favor of whom the Awards will be granted under the Restricted Shares Plan;

(iii)       any restrictions in addition to those provided for in this Restricted Shares Plan to the Restricted Shares received; and

(iv)       possible penalties.

100

The number of Awards to be granted to each Beneficiary, in each fiscal year, will be defined according to a methodology to be determined by the Committees (which means, jointly, the Internal Evaluation Committee and the Corporate Governance and Personnel Committee).

In addition to the general terms and conditions set forth in this Restricted Shares Plan and in the Award Criteria, the terms and conditions of each Award granted to each Beneficiary shall be established upon the execution of Terms of Adhesion between the Company and the Beneficiaries.

The Corporate Governance Committee and Persons, subject to the approval of the Board of Directors, may subject the granting of the Prize to certain conditions, as well as impose restrictions on the transfer of the Restricted Shares to which the Beneficiaries are entitled, and may also reserve to the Company repurchase options and/or preemptive rights in the event of disposal by the Beneficiary of these same Restricted Shares.

i.       criteria for setting the acquisition or exercise price

The exercise price of the Options in the Stock Option Plan shall be calculated based on the average price, weighted by volume, of shares of the same type recorded on the thirty six (36) trading sessions prior to the Date of grant, which is the date on which the Board of Directors shall determine the number of Options to be granted to the Beneficiaries.

The exercise price shall be paid by the holders of the Options in cash or, exceptionally, under other conditions determined by the Committee, subject to the minimum realization provided for by law in the case of issuance of new shares.

In the case of the Company's Restricted Shares Plan, there is no exercise price, but for the conversion of the quantity of shares to each eligible member, on the date of the grant of each year, the fair price set for 3 (three) years is used. The Restricted Shares Plan consists of the right of the Beneficiary to exercise the Restricted Shares at the end of the vesting period. The market price of the shares on the date of transfer is used as a measure of this benefit. For the purpose of awarding the Prize, the Company shall not establish a price at the time of award. Likewise, the Company shall not charge any amount as a price at the time of settlement of the Award, pursuant to Item 9 of the Restricted Shares Plan. The objective of the Restricted Shares Plan is to confer on the Beneficiary the economic effect of holding the Restricted Shares during the vesting period.

j. criteria for setting the exercise period

With respect to the Stock Option Plan, without prejudice to the other terms and conditions established in the respective Terms of Adhesion, the Options shall become exercisable for the period between the Date of grant and the dates specified below, as follows:

(i)       Twenty percent (20%) of the Options may be exercised after the 1st anniversary of the Date of Grant;

(ii)       Twenty percent (20%) of the Options may be exercised after the 2nd anniversary of the Granting Date;

101

(iii)       Thirty percent (30%) of the Options may be exercised after the 3rd anniversary of the Date of Grant; and

(iii)       Thirty percent (30%) of the Options may be exercised after the 4rd anniversary of the Date of grant.

The exercise of all the Options granted shall only be permitted after a minimum period of four (4) years from the Date of Grant.

The Stock Option Plan came into effect upon approval by the Company's General Meeting and will remain in effect for a period of ten (10) years from that approval.

In the case of the Restricted Shares Plan, there is no deadline for the exercise of options, but a deadline for the delivery of the Restricted Shares. Without prejudice to the other terms and conditions established in the respective Terms of Adhesion, the transfer of all the Restricted Shares arising from the Awards granted shall only be permitted after the expiry of a minimum period of three (03) years from the Date of grant.

The Restricted Shares Plan came into force upon approval by the Company's General Meeting, dated July 30, 2020, and shall remain in force for a period of ten (10) years from that date.

k.        settlement form

In the Stock Option Plan, the Options will be settled through the delivery of Shares by the Company to the Beneficiaries or compulsorily after 10 years, if not exercised by the beneficiary. In order to satisfy the exercise of the Options under the Plan, the Company may, at the discretion of the Board of Directors, issue new shares within the limit of the authorized capital or sell shares held in treasury.

Concerning the Restricted Shares Plan, there is no settlement of the options, but liquidation of the Premiums. The Prizes will be settled through the delivery of Restricted Shares by the Company to the Beneficiaries. The Company may, at the discretion of the Board of Directors, transfer to the Beneficiaries the preferred shares issued by the Company and held in treasury.

l.        restrictions on transfer of shares

Concerning Stock Option Plan, the Committee may establish restrictions on the transfer of the Shares, as well as establish preemptive rights, prices and conditions for their repurchase, including those shares that may be acquired by virtue of bonus, splits, subscription or any other form of acquisition, provided that such rights of the holder have originated from this Plan.

Regarding the Restricted Shares Plan, the Committee may establish restrictions to the transfer of the Restricted Shares, as well as establish preemptive right, price and conditions for their repurchase, including those shares that may be acquired by virtue of bonus, split, subscription or any other form of acquisition, provided that such rights of the holder have originated from the Restricted Shares Plan. All transfers of restricted shares determined by this Plan presuppose the respective agreement of the Beneficiaries

102

m.       criteria and events which, when verified, will lead to the suspension, amendment or termination of the plan

In both the Stock Option Plan and the Restricted Stock Plan, the Company's General Meeting shall be exclusively responsible for modifying these Plans, as well as creating new performance plans or incentives based on the granting of options or on the grant of awards issued by the Company. In addition, any significant legal changes concerning regulation of corporations, public companies, labor legislation and/or the tax effects of a call option plan or incentive plan based on the grant of awards may lead to the full revision of these plans, which will be submitted to the Meeting.

The Stock Option Plan and the Restricted Stock Plan may be terminated, at any time, by decision of the General Meeting or on the occurrence of the following events:

(i)       reorganization of the Company, as defined below;

(ii)       dissolution or liquidation of the Company;

(iii)       cancellation of the public company registration;

(iv)       End of validity; or

(v)       shareholders' resolution to extinguish the Plan.

Reorganization of the Company is considered as: the incorporation, merger, spin-off or reorganization of Gol, in which the remaining company is not Gol or a company of Grupo Gol, or the substantial sale of all assets of the Company, or the transfer of control of the Company.

There is no provision for the suspension of the Stock Option Plan or the Restricted Shares Plan.

n.        effects of the departure of the manager from the Company's bodies on the manager’s rights under the stock and option-based compensation plan

No provision of the Plan confers rights on the beneficiaries regarding the guarantee of permanence as the employee or service provider, as well as of our subsidiaries, or will in any way interfere with our rights or those of our subsidiaries, subject to the legal conditions and those of the employment contract or service agreement, as the case may be, to terminate at any time the professional relationship with the Participant. Nothing in the Plan shall confer on any holder of an option any right to remain in office until the end of his/her term as Manager or member of the administration, or in any way interfere with our or our subsidiaries' right to remove him/her from office, nor shall it guarantee his/her right to re-election to the position.

With respect to the Options Plan, in the event of termination by us, our subsidiary or the Participant for any reason whatsoever, except for just cause, all options and shares which have been granted to it and which are not yet exercisable shall automatically lapse, irrespective of prior notice or indemnity. However, the option holder shall have the right to exercise the options already exercisable on the date of withdrawal within an non-extendable period of ninety (90) days from the date of withdrawal and upon payment in cash. Furthermore, if the shares subscribed or acquired under the Plan are not fully paid or paid for, the participant will have a period of ninety (90) days from withdrawal to make full payment or will have the number of shares reduced in proportion to the amount effectively contributed or paid.

103

Regarding the Restricted Shares Plan, in case of withdrawal of the beneficiaries due to the Company's interest, except for just cause, the beneficiary will have the right to review a number of Restricted Shares proportional to the period transferred from the vesting period.

In the event of the withdrawal of the holder of options, shares or of its subsidiary due to just cause, all the options granted to him/her, but not yet exercisable, shall automatically expire, regardless of prior notice or compensation. However, the option holder shall have the right to exercise the options already exercisable on the date of withdrawal, and against payment in cash. No provision of the Stock Option Plan or Restricted Stock Plan shall confer rights to the Beneficiaries regarding the guarantee of permanence as manager or employee of the Company or companies under its control or interfere in any way with the right of the Company or companies under its control, subject to the legal conditions and those of the employment agreement, to terminate at any time the relationship with the Beneficiaries. No provision in the aforementioned Plans shall confer on the Beneficiaries any rights related to their permanence until the end of their term of office as Vice-President, Manager or member of the administration, or in any way interfere with the right of the Company or of companies under its control to remove them from office, nor shall it ensure the right to their re-election to the position.

In the event that the Withdrawal of the Beneficiaries from the Options Plan and/or the Restricted Shares Plan occurs in the interest of the Beneficiaries or as a result of just cause, all the Options and Premiums granted to the Beneficiaries and which are within the Vesting period will automatically expire automatically, regardless of prior notice or indemnification.

104

13.5 IN REGARD TO THE STOCK-BASED COMPENSATION RECOGNIZED IN THE RESULT OF THE 3 LASR FISCAL YEARS AND THE CURRENT FISCAL YEAR OF THE BOARD OF DIRECTORS AND THE STATUTORY BOARD

2022	Conselho de Administração	Diretoria Estatutária
Number of members	N/A	4
Number of compensated members	N/A	4
In regard to each grant of shares/options		2019	2020	2020	2021	2021	2022	2022
Grants	N/A	15th grant	16th grant- AR (d)	16th grant	17th grant - AR (d)	17th grant	18th grant - AR (d)	18th grant
Date of grant	N/A	12/11/2019	04/30/2020	04/30/2020	04/30/021	04/30/021	04/30/2022	04/30/2022
Number of granted options/shares	N/A	595.040	275.627	261.757	275.627	261.757	305.836	290.446
Deadline for options/shares to become exercisable	N/A	20% in 1st year 30% in 2nd year 50% in 3rd year	Transfer of 100% on the 3rd year	20% in 1st year / 20% in 2nd year / 30% in 3rd year/ 30% in 4th year	Transfer of 100% on the 3rd year	20% in 1st year / 20% in 2nd year / 30% in 3rd year/ 30% in 4th year	Transferência de 100% no 3° ano	20% in 1st year / 20% in 2nd year / 30% in 3rd year/ 30% in 4th year
Maximum period for exercising options	N/A	01/05/2029	N/A	01/05/2030	N/A	01/05/2031	N/A	01/05/2032
Restriction period for the transfer of shares	N/A	N/A	05/01/2023	N/A	05/01/2024	N/A	05/01/2025	N/A
Weighted average exercise price of each of the following options/shares groups
Open at the beginning of the Fiscal Year	N/A	R$ 25,40	N/A (e)	R$ 20,57	N/A (e)	R$ 20,57	N/A (e)	R$ 20,57
Lost during the Fiscal Year (b)	N/A	R$ 25,40	N/A (f)	R$ 20,57	N/A (f)	R$ 20,57	N/A (f)	R$ 20,57
Exercised during the Fiscal Year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Expired during the Fiscal Year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of options at grant date	N/A	R$ 12,10	N/A (c)	R$ 14,44	N/A (c)	R$ 14,44	N/A (c)	R$ 14,44
Potential dilution in case of exercise of all options granted (a)	N/A	0,17%	0,08%	0,07%	0,08%	0,07%	0,08%	0,07%

105

2021	Board of Directors	Statutory Board
Number of members	N/A	4
Number of compensated members	N/A	4
In regard to each grant of shares/options		2018	2018	2019	2020	2020	2021	2021
Grants	N/A	14th grant	14th grant - AR (d)	15th grant	16th grant - AR (d)	16th grant	17th grant - AR (d)	17th grant
Date of grant	N/A	05/24/2018	05/24/2018	12/11/2019	04/30/2020	04/30/2020	04/30/2021	04/30/2021
Number of granted options/shares	N/A	295.723	183.297	595.040	275.627	261.757	275.627	261.757
Deadline for options/shares to become exercisable	N/A	20% in 1st year 30% in 2nd year 50% in 3rd year	Transfer of 100% on the 3rd year	20% in 1st year 30% in 2nd year 50% in 3rd year	Transfer of 100% on the 3rd year	20% in 1st year 20% in 2nd year 30% in 3rd year 30% in 4th year	Transfer of 100% on the 3rd year	20% in 1st year 20% in 2nd year 30% in 3rd year 30% in 4th year
Maximum period for exercising options	N/A	05/01/2028	N/A	05/01/2029	N/A	05/01/2030	N/A	05/01/2031
Restriction period for the transfer of shares	N/A	N/A	05/01/2021	N/A	05/01/2023	N/A	05/01/2024	N/A
Weighted average exercise price of each of the following options/shares groups
Open at the beginning of the Fiscal Year	N/A	R$20,18	N/A (e)	R$25,40	N/A (e)	R$20,57	N/A (e)	R$ 20,57
Lost during the Fiscal Year (b)	N/A	R$20,18	N/A (f)	R$25,40	N/A (f)	R$20,57	N/A (f)	R$ 20,57
Exercised during the Fiscal Year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Expired during the Fiscal Year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of options at grant date	N/A	R$12,51	N/A (c)	R$12,10	N/A (c)	R$14,44	N/A (c)	R$ 14,44
Potential dilution in case of exercise of all options granted (a)	N/A	0,08%	0,05%	0,17%	0,08%	0,07%	0,08%	0,07%

106

2020	Board of Directors	Statutory Board
Number of members	N/A	4
Number of compensated members	N/A	4
In regard to each grant of shares/options		2017	2017	2018	2018	2019	2020	2020
Grants	N/A	13th grant	13th grant - AR (d)	14th grant	14th grant - AR (d)	15th grant	16th grant - AR (d)	16th grant
Date of grant	N/A	08/08/2017	08/08/2017	05/24/2018	05/24/2018	12/11/2019	04/30/2020	04/30/2020
Number of granted options/shares	N/A	377.992	351.239	295.723	183.297	595.040	275.627	261.757
Deadline for options/shares to become exercisable	N/A	20% in 1st year 30% in 2nd year 50% in 3rd year	Transfer of 100% on the 3rd year	20% in 1st year 30% in 2nd year 50% in 3rd year	Transfer of 100% on the 3rd year	20% in 1st year 30% in 2nd year 50% in 3rd year	Transfer of 100% on the 3rd year	20% in 1st year / 20% in 2nd year / 30% in 3rd year/ 30% in 4th year
Maximum period for exercising options	N/A	01/05/2027	N/A	01/05/2028	N/A	01/05/2029	N/A	01/05/2030
Restriction period for the transfer of shares	N/A	N/A	05/01/2020	N/A	05/01/2021	N/A	05/01/2023	N/A
Weighted average exercise price of each of the following options/shares groups
Open at the beginning of the Fiscal Year	N/A	R$ 20,18	N/A (e)	R$ 25,40	N/A (e)	R$ 20,57	N/A (e)	R$ 20,57
Lost during the Fiscal Year (b)	N/A	R$ 20,18	N/A (f)	R$ 25,40	N/A (f)	R$ 20,57	N/A (f)	R$ 20,57
Exercised during the Fiscal Year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Expired during the Fiscal Year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of options at grant date	N/A	R$ 12,51	N/A (c)	R$ 12,10	N/A (c)	R$ 14,44	N/A (c)	R$ 14,44
Potential dilution in case of exercise of all options granted (a)	N/A	0,08%	0,05%	0,17%	0,08%	0,07%	0,08%	0,07%
107

2019	Board of Directors	Statutory Board
Number of members	N/A	4,16
Number of compensated members	N/A	4,16
In regard to each grant of shares/options		2016	2016	2017	2017	2018	2018	2019
Grants	N/A	12th grant	12th grant - AR (d)	13th grant	13th grant - AR (d)	14th grant	14th grant - AR (d)	15th grant
Date of grant	N/A	06/30/2016	06/30/2016	08/08/2017	08/08/2017	05/24/2018	05/24/2018	12/11/2019
Number of granted options/shares	N/A	3.139.970	1.052.453	377.992	351.239	295.723	183.297	595.040
Deadline for options/shares to become exercisable	N/A	20% in 1st year 30% in 2nd year 50% in 3rd year	Transfer of 100% on the 3rd year	20% in 1st year 30% in 2nd year 50% in 3rd year	Transfer of 100% on the 3rd year	20% in 1st year 30% in 2nd year 50% in 3rd year	Transfer of 100% on the 3rd year	20% in 1st year 30% in 2nd year 50% in 3rd year
Maximum period for exercising options	N/A	05/01/2026	N/A (c)	05/01/2027	N/A (c)	05/01/2028	N/A (c)	05/01/2029
Restriction period for the transfer of shares	N/A	N/A	05/01/2019	N/A	05/01/2020	N/A	05/01/2021	N/A
Weighted average exercise price of each of the following options/shares groups
Open at the beginning of the Fiscal Year	N/A	R$2,62	N/A (e)	R$8,44	N/A (e)	R$20,18	N/A (e)	R$25,40
Lost during the Fiscal Year (b)	N/A	R$2,62	N/A (f)	R$8,44	N/A (f)	R$20,18	N/A (f)	R$25,40
Exercised during the Fiscal Year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Expired during the Fiscal Year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of options at grant date	N/A	R$1,24	N/A (c)	R$7,91	N/A (c)	R$12,51	N/A (c)	R$12,10
Potential dilution in case of exercise of all options granted (a)	N/A	0,89%	0,30%	0,11%	0,10%	0,08%	0,05%	0,17%
108

Note(a): For the calculations regarding the potential dilution in the table above, we have considered the Company's shareholder basis as of December 31, 2019, net of shares held in treasury.

Note (b): refer to options cancelled as a result of the withdrawal of the participant from the Company.

Note (c): the shares are fully transferred to the beneficiary upon completion of the 3-year vesting period.

Note (d): Restricted Shares plan.

Note (e): the Company did not set a price at the time the prizes were granted.

Note (f): In the Restricted Shares plan none exercise price, awards are granted which consist of the beneficiary's right to receive Restricted Shares at the end of the vesting period.

109

13.6 REGARDING THE OUTSTANDING OPTIONS OF THE BOARD OF DIRECTORS AND STATUTORY BOARD AT THE END OF THE LAST FISCAL YEAR:

2021	Board of Directors	Statutory Board
Number of members	N/A	4
Grants	N/A	15th grant - SOP	16th grant - AR (a)	16th grant - SOP	17th grant – AR (a)	17th grant - SOP
Options not yet exercisable
Amount	N/A	595.040	275.628	261.757	292.640	224.469
Date they will become exercisable	N/A	119.008 options on 05/01/2020 178.152 options on 05/01/2021 297.520 options on 05.01.2022	None (b)	52.351 options on 05/01/2021 52.351 options on 05/01/2022 78.527 options on 01/05/2023 78.527 options on 01/05/2024	None (b)	44,894 options on 05/01/2022 44,894 options on 05/01/2023 67,341 options on 05/01/2024 67,341 options on 05/01/2025
Maximum term for exercise	N/A	05/01/2029	None	05/01/2030	None	05/01/2031
Restriction period for the transfer of shares	N/A	None	05/01/2021	None	05/01/2022	None
Weighted average price for the year	N/A	R$25,40	N/A (c)	R$20,57	N/A (c)	R$21,05
Fair value of options on the last day of the fiscal year	N/A	R$15.114.016,00	N/A	R$5.384.341,49	N/A	R$ 4.725.072,45
Exercisable options
Amount	N/A	59.145	N/A	N/A	N/A	52.341
Maximum term for exercise	N/A	05/01/2028	None	05/01/2029	None	05/01/2029
Restriction period for the transfer of shares	N/A	None	01/05/2027	None	01/05/2028	None
Weighted average price for the year	N/A	R$20,18	N/A (c)	R$25,40	N/A (c)	R$20,57
Fair value of options on the last day of the fiscal year	N/A	R$1.93.567,60	N/A	N/A	N/A	R$ 1.076.868,30
Fair value of total options on the last day of the fiscal year	N/A	R$5.967.838,00	N/A	R$15.114.016,00	N/A	R$6.461.209,79

Note (a): Restricted stock plan.

Note (b): The shares are fully transferred to the beneficiary when the 3-year grace period is completed.

Note (c): There is no strike price for restricted stock plans.

110

13.7        Regarding the options exercised and shares delivered related to the share-based compensation of the Board of Directors and the Statutory Executive Board, in the last 3 fiscal years:

2021	Board of Directors	Statutory Board
Number of members	N/A	4
Number of paid members	N/A	4
Grants	N/A	12th grant	13th grant - AR	14th grant - AR	15th grant	16th grant - AR
Exercised options
Number of Actions	N/A	111.440	N/A	N/A	N/A	N/A
Weighted average price for the year	N/A	R$2,62	N/A	N/A	N/A	N/A
Total value of the difference between the exercise value and the market value of the shares related to the options exercised	N/A	R$ 2.243.945,22	N/A	N/A	N/A	N/A
Shares delivered
Number of Actions	N/A	N/A	N/A	151.687	N/A	N/A
Weighted average purchase price	N/A	N/A	N/A	N/A	N/A	N/A
Total difference between the acquisition price and the market value of the acquired shares	N/A	N/A	N/A	N/A	N/A	N/A

2020	Board of Directors	Statutory Board
Number of members	N/A	4
Number of paid members	N/A	4
Grants	N/A	12th grant	12th grant - AR	13th grant - AR	14th grant	14th grant - AR
Exercised options
Number of Actions	N/A	61.770	N/A	N/A	N/A	N/A
Weighted average price for the year	N/A	R$2,62	N/A	N/A	N/A	N/A
Total value of the difference between the exercise value and the market value of the shares related to the options exercised	N/A	R$3.685.246	N/A	N/A	N/A	N/A
Shares delivered
Number of Actions	N/A	N/A	N/A	N/A	N/A	N/A
111

Weighted average purchase price	N/A	N/A	N/A	N/A	N/A	N/A
Total difference between the acquisition price and the market value of the acquired shares	N/A	N/A	N/A	N/A	N/A	N/A

2019	Board of Directors	Statutory Board
Number of members	N/A	4,16
Number of paid members	N/A	4,16
Grants	N/A	6th grant	8th grant	8th grant - AR	12th grant	12th grant - AR
Exercised options
Number of Actions	N/A	50.561	10.280	N/A	1.379.728	N/A
Weighted average price for the year	N/A	R$37,62	R$12,81	N/A	R$2,62	N/A
Total value of the difference between the exercise value and the market value of the shares related to the options exercised	N/A	R$311.961,37	R$235.524,20	N/A	R$42.483.202,02	N/A
Shares delivered
Number of Actions	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average purchase price	N/A	N/A	N/A	N/A	N/A	N/A
Total difference between the acquisition price and the market value of the acquired shares	N/A	N/A	N/A	N/A	N/A	N/A

112

13.8 INFORMATION NECESSARY TO UNDERSTAND THE DATA DISCLOSED IN ITEMS 13.5 TO 13.7 - METHOD FOR PRICING THE VALUE OF SHARES AND OPTIONS

a.       pricing model

The fair value of stock options was estimated at the grant date using the Black-Scholes option pricing model. The Black-Scholes model is an econometric model commonly used for valuing this type of asset, and calculates the fair value of an option based on certain assumptions such as the probability of distribution of the underlying asset, the option exercise price, the risk-free interest rate, the expected dividends for the underlying asset, and the maturity of the option.

In the case of the Company's Restricted Shares Plan, there is no exercise price, but for the conversion of the quantity of shares to each eligible member, on the date of each grant, the average value, weighted by volume, of shares of the same type from the last 36 months trading sessions prior to the grant date is used and these are granted for the last three concessions. The Restricted Shares Plan consists of the right of the Beneficiary to exercise the Restricted Shares at the end of the vesting period.  The market price of the shares on the date of transfer is used as a measure of this benefit. For the purpose of awarding the Prize, the Company shall not establish a price at the time of award.  Likewise, the Company shall not charge any amount as a price at the time of settlement of the Premium. The objective of the Restricted Shares Plan is to confer on the Beneficiary the economic effect of holding the Restricted Shares during the vesting period.

b.       data and assumptions used in the pricing model, including the weighted average share price, exercise price, expected volatility, option lifetime, expected dividends, and the risk-free interest rate

The assumptions used in the Black-Scholes option pricing model for determining fair value are as follows:

Model assumptions	Assumptions used
Calculation Date	In accordance with CPC 10 R1 - Stock-based Payment, the stock options were measured on the date of grant of the respective plan.
Share price	It was determined using as a basis the weighted average per volume of the last 36 (thirty-six) months object of the option on the grant date of the respective plan.
Exercise price	The exercise price of the options is determined by the average price of shares traded on the stock exchange by the Company, weighted by volume and recorded in the 36 (thirty-six) months prior to the grant date of the respective plan.
Expected Volatility	The expected volatility is based on the historical volatility of the last 8 years of the Company's publicly traded shares, in line with the average term of the plan.
113

Duration of the option	For plans granted by the Company, 4 tranches of maturity 9/10/8/7 years and 20%/20%/30%/30% representativeness, respectively. The average term is 8,3 years.
Expected Dividends	The dividend distribution rate (or dividend yield) represents the ratio of the dividend per share paid in a given period to the market price of the share determined at the date of the option pricing.
Risk-free interest rate	The risk-free rate was obtained from the average of the Interbank Deposit (DI) future curve between April 2021 and August 2029 (average term of 8.3 years of the plan)

In addition to those aforementioned, the assumptions associated with the pricing model were also assumed that the returns associated with the share are normally distributed, that there is no arbitration in the market and that volatility is constant over time.

Considering the aforementioned premises and the dates of grant of options, we have the following information:

114

Facts and Assumptions	8th grant	8th grant - AR	9th grant	9th grant - AR	10th grant	10th grant - AR	11th grant	11th grant - AR	12th grant	12th grant - AR	13th grant	13th grant - AR
Date of Grant	10/19/2012	10/19/2012	05/13/2013	05/13/2013	08/12/2014	08/12/2014	08/11/2015	08/11/2015	09/30/2016	09/30/2016	08/08/2017	08/08/2017
Option exercise price	12,81	N/A (*)	12,76	N/A (*)	11,31	N/A (*)	9,35	N/A (*)	2,62	N/A (*)	08/08/2017	08/08/2017
Weighted average stock price in the market	12,81	N/A (*)	12,76	N/A (*)	11,31	N/A (*)	9,35	N/A (*)	2,62	N/A (*)	8,44	N/A (*)
Fair value of the option at the grant date	5,32	9,7	6,54	12,76	7,98	11,31	3,37	9,35	1,24	2,62	8,44	N/A (*)
Estimated Share Price Volatility	52,25%	52,25%	46,91%	46,91%	52,66%	52,66%	55,57%	55,57%	98,20%	98,20%	7,91	8,44
Expected dividend	0,0226	(*)	0,02	(*)	0,0327	(*)	0,0506	(*)	6,59%	(*)	80,62%	80,62%
Risk-free rate of return	9,00%	9,00%	7,50%	7,50%	11,00%	11,00%	13,25%	13,25%	14,25%	14,25%	1,17%	(*)
Duration of the option (in years)	10	N/A (*)	10	N/A (*)	10	N/A (*)	10	N/A (*)	10	N/A (*)	11,25%	11,25%
											10	N/A (*)

Facts and Assumptions	14h grant	14h grant - AR	15th grant	16h grant - AR	16th grant - AR	17h grant	17h grant - AR
Date of Grant	30/04/2018	30/04/2018	30/04/2019	30/04/2020	30/04/2020	30/04/2021	30/04/2021
Option exercise price	20,18	N/A (*)	25,40	20,57	N/A (*)	21,05	N/A (*)
Weighted average stock price in the market	20,18	N/A (*)	25,40	20,57	N/A (*)	21,05	N/A (*)
Fair value of the option at the grant date	12,51		12,10	14,44		14,44
Estimated Share Price Volatility	55,58%	55,58%	61,98%	71,37%	71,37%	71,37%	71,37%%
Expected dividend	0,53%	0,60%	2,83%	0,92%	(*)	0,92%	(*)
Risk-free rate of return	6,50%	6,50%	9,05%	6,24%	6,24%	6,24%	6,24%%
Duration of the option (in years)	10	N/A (*)	10	8,3	N/A (*)	8,3	N/A (*)

115

c.       method used and the assumptions made to incorporate the expected effects of early exercise

For all plans granted until 2009, the options become exercisable within the vesting period stipulated by the plan at the rate of 20% per year and can be exercised up to 10 years after the date of grant.

As a result of the changes made to this Stock Option Plan, approved by the Ordinary and Extraordinary Shareholders' Meeting held on April 30, 2010, for options granted from 2010 onwards, they became fully available for exercise after the third anniversary of the grant of the options, according to the following schedule:

(a) Up to twenty percent (20%) of the total options granted may be exercised from the first anniversary of the grant of the options;

(b) Additionally, up to thirty percent (30%) from the second anniversary of the grant of the options; and

(c) Fifty percent (50%) remaining may be exercised from the third anniversary.

Such plans do not have a clause allowing the early exercise of the options granted. In accordance with CPC 10 R1, we have incorporated the effects of the expenses with the action plans, considering the fair value of the option calculated in accordance with the methodology explained above, respecting the vesting periods under the plan.

On October 19, 2012 the new Stock Option Plan of the Company was approved. With respect to this current and valid Plan, without prejudice to the other terms and conditions established in the respective Terms of Adhesion, the Options shall become exercisable for the period between the Date of grant and the dates specified below, as follows:

(i) Twenty percent (20%) of the Options may be exercised after the 1st anniversary of the Date of grant;

(ii) 30% (thirty percent) of the Options may be exercised after the 2nd anniversary of the Date of grant; and

(iii)       Fifty percent (50%) of the Options may be exercised after the 3rd anniversary of the Date of grant.

The exercise of all the Options granted shall only be permitted after a minimum period of three (3) years has elapsed from the Date of grant.

On July 30, 2020, the Company's new Stock Option Plan was approved. In relation to this current and effective Plan, without prejudice to the other terms and conditions established in the respective Adhesion Terms, the Options will become exercisable for the period between the Grant Date and the dates specified below, as follows:

(i) Twenty percent (20%) of the Options may be exercised after the 1st anniversary of the Date of grant;

116

(ii)       Twenty percent (20%) of the Options may be exercised after the 2nd anniversary of the Date of grant;

(iii)       Thirty percent (30%) of the Options may be exercised after the 3rd anniversary of the Date of grant; and

(iv) Thirty percent (30%) of the Options may be exercised after the 4th anniversary of the Date of grant.

The exercise of the totality of the Options granted will only be allowed after the expiration of a minimum period of 4 (four) years from the Date of the Grant.

The Beneficiary who wishes to exercise his/her Option shall notify the Company of his/her intention to do so, by means of a written letter addressed to the Company's Human Resources Board, indicating the number of Options he/she wishes to exercise.

Options not exercised within the stipulated terms and conditions shall be considered automatically extinguished, without indemnification, subject to the maximum term of validity of the Options.

The Board of Directors may determine the suspension of the right to exercise the Options, whenever situations are verified that, under the terms of the law or regulation in force, restrict or prevent the trading of Shares by the Beneficiaries.

d.       form of expected volatility determination

The expected volatility is based on the historical volatility of the last 2.016 business days of the Company's publicly traded shares, taking into account the last 8 years and a basis of 252 working days per year.

e.       whether any other feature of the option has been incorporated into the measurement of its fair value

All characteristics relevant to the fair value measurement were described in the letters above.

117

13.9 STAKES IN SHARES, QUOTAS AND OTHER CONVERTIBLE SECURITIES, HELD BY MANAGEMENT AND AUDIT COMMITTEE MEMBERS - BY ENTITY.

Shares issued by Gol Linhas Aéreas Inteligentes S.A.

2021	Common Shares	Preferred shares
Board of Directors*	2.863.682.710	117.604.321
Executive Board	-	1.625.364

*Issuer shares that are indirectly held by members of the Board of Directors (Constantino de Oliveira Junior, Ricardo Constantino and Joaquim Constantino Neto), through MOBI Fundo de Investimento em Ações, are also classified under the heading referring to the Board of Directors.

Total number of shares held by members of the Board of Directors issued by the controlling shareholder MOBI Fundo de Investimento em Ações.

Shareholders	Quotas
Ricardo Constantino	246,368,798.49
Joaquim Constantino Neto	246,368,798.48
Constantino de Oliveira Junior	246,368,798.49
Total	985,475,193.94
118

13.10 PENSION PLANS IN FORCE GRANTED TO MEMBERS OF THE BOARD OF DIRECTORS AND STATUTORY MEMBERS

None

13.11 MINIMUM, AVERAGE AND MAXIMUM COMPENSATION FOR MEMBERS OF THE BOARD OF DIRECTORS, XECUTIVE BOARD AND AUDIT COMMITTEE

2021	Board of Directors	Statutory Board	Audit committee
Number of members	9	4,00	3,00
Value of the highest individual compensation (in R$)	585.600,00	8.782.164,19	158.400,00
Value of lowest individual compensation (in R$)	32.428,76	1.383.898,46	143.000,00
Average amount of individual compensation (in R$)	258.290,35	4.202.932,15	153.266,67

2020	Board of Directors	Statutory Board	Audit committee
Number of members	9	4,00	3
Value of the highest individual compensation (in R$)	468.446,05	7.508.933,39	111.212,96
Value of lowest individual compensation (in R$)	29.468,04	1.199.152,78	77.000,00
Average amount of individual compensation (in R$)	305.015,47	3.599.899,07	97.937,65

2019	Board of Directors	Statutory Board	Audit committee
Number of members	8,75	4,17	3
Value of the highest individual compensation (in R$)	649.133,20	13.486.190,26	213.930,60
Value of lowest individual compensation (in R$)	67.294,80	1.296.621,83	66.000,00
Average amount of individual compensation (in R$)	416.220,65	6.347.817,81	132.313,55

13.12 MECHANISMS FOR COMPENSATION OR INDEMNITY FOR MANAGERS IN THE EVENT OF REMOVAL FROM OFFICE OR RETIREMENT

119

We have Civil Liability Insurance for Managers, Officers and/or Managers - D&O (Managers & Officers) which guarantees coverage to the insured person in the event of third party claims, related to management acts performed in the exercise of the company's management duties. The current premium for our Managers' Liability (D&O) insurance is USD 3,644,199.08.. Assured capital of USD 15,000,000

The Company's current policy is that there is no compensation or indemnity mechanism for managers in the event of removal from office or retirement.

13.13 PERCENTAGE IN THE TOTAL COMPENSATION HELD BY MANAGERS AND AUDIT COMMITTEE MEMBERS WHO ARE PARTIES RELATED TO THE CONTROLLING SHAREHOLDERS

2021
Board of Directors	Executive Board	Audit committee
4,6%	30,2%	0,6%
2020
Board of Directors	Executive Board	Audit committee
4,3%	29,5%	0,8%

2019
Board of Directors	Executive Board	Audit committee
3,7%	31,9%	0,6%

120

13.14 COMPENSATION OF MANAGERS AND MEMBERS OF THE AUDIT COMMITTEE, GROUPED BY ENTITY, RECEIVED FOR ANY REASON OTHER THAN THE POSITION THEY HOLD

2021	Board of Directors	Executive Board	Audit committee	Total
Committees	-	-	-	-
Consulting Services	-	-	-	-
Advisory Services	-	-	-	-

2020	Board of Directors	Executive Board	Audit committee	Total
Committees	-	-	-	-
Consulting Services	1.393.863,46	-	-	1.393.863,46
Advisory Services	-	-	-	-

2019	Board of Directors	Executive Board	Audit committee	Total
Committees	-	-	-	-
Consulting Services	-	-	-	-
Advisory Services	-	-	-	-

13.15 COMPENSATION OF MANAGERS AND MEMBERS OF THE AUDIT COMMITTEE RECOGNIZED IN THE RESULT OF DIRECT OR INDIRECT CONTROLLING SHAREHOLDERS, COMPANIES UNDER COMMON CONTROL AND SUBSIDIARIES OF THE ISSUER

Fiscal year 2021 - compensation received as a result of the position in the issuer

2021	Board of Directors	Executive Board	Audit committee	Total
Direct and indirect controllers	-	-	-	-
Controlled by the issuer	-	8.236.293,34	-	8.236.293,34
Companies under common control	-	-	-

Fiscal year 2021 - other compensations received, specifying to which titles they were assigned

2021	Board of Directors	Executive Board	Audit committee	Total
Direct and indirect controllers	-	-	-	-
Controlled by the issuer	-	-	-	-
Companies under common control	-	-	-	-

Fiscal year 2020 - compensation received as a result of the position in the issuer

2020	Board of Directors	Executive Board	Audit committee	Total
Direct and indirect controllers	-	-	-	-
Controlled by the issuer	-	6.504.716,09	-	6.504.716,09
Companies under common control	-	-	-

Fiscal year 2020 - other compensations received, specifying to which titles they were assigned

121

2020	Board of Directors	Executive Board	Audit committee	Total
Direct and indirect controllers	-	-	-	-
Controlled by the issuer	-	-	-	-
Companies under common control	-	-	-	-
122

Fiscal year 2019 - compensation received as a result of the exercise of the position in the issuer

2019	Board of Directors	Executive Board	Audit committee	Total
Direct and indirect controllers	-	-	-	-
Controlled by the issuer	-	14.363.660,80	-	14.363.660,80
Companies under common control	-	-	-	-

Fiscal year 2019 - other compensations received, specifying to which titles they were assigned

2019	Board of Directors	Executive Board	Audit committee	Total
Direct and indirect controllers	-	-	-	-
Controlled by the issuer	-	-	-	-
Companies under common control	-	-	-	-

13.16        OTHER RELEVANT DETAILS

None

123

3.       ANNUAL REPORT OF THE STATUTORY AUDIT COMMITTEE ON THE COMPANY'S FINANCIAL STATEMENTS

The Statutory Audit Committee ("CAE") is a statutory body related to the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. ("Company") and consists of three independent members who are members of the Board of Directors, who are elected annually by the managers, one of whom is qualified as a Financial Specialist. The main functions of the CAE, under the terms of its internal regulations, are: to supervise the quality and integrity of reports and financial statements, adherence to legal, regulatory, and statutory standards, the adequacy of risk management processes, internal control policies and procedures, and the activities of internal auditors. Furthermore, the CAE oversees the work of the independent auditors, including their independence, the quality and appropriateness of the services provided, and any differences of opinion with the management, and approves the fees charged by them. It provides for the registration and exercise of independent audit activity in the Brazilian securities market (CVM), in addition to performing the function of Audit Committee, pursuant to the provisions of the Sarbanes Oxley Act, which the Company is subject to as a company registered with the Securities and Exchange Commission ("SEC"). Transactions with related parties, activities related to risk monitoring and compliance, and the operation of the installed complaints and reports channel are also supervised by the CAE.

The activities developed by CAE, through the holding of 6 meetings, in the year ending December 31, 2021, include

•	CAE coordinator set the guidelines and chaired the CAE meetings;
•	Evaluated the annual work plan and discussed the results of the activities performed by the independent auditors for the year 2021;
•	Supervised the activities and performance of the Company’s internal audit, analyzing the annual work plan, discussing the results of the activities performed and the reviews carried out. The issues raised by the internal audit on improvements in the internal control environment are discussed with the responsible managers/managers with the objective of implementing continuous improvements.
•	Supervised and reviewed the effectiveness, quality and integrity of internal control mechanisms in order, among others, to monitor compliance with the provisions related to the integrity of financial statements, including quarterly financial information and other interim statements;
•	Along with the Management and internal audit, the Company has supervised contracts of various types between the Company or its subsidiaries, on the one hand, and the controlling shareholder, on the other, to verify compliance with the Company's policies and controls with respect to operations with related parties;
•	Met with the independent auditors, Grant Thornton Auditores Independentes for the purpose of complying with the CVM’s requirements, and Ernst & Young for the purpose of complying with the requirements of the U.S. Securities and Exchange Commission, addressing, among others, the following topics: the hiring, the relationship and communication between the CAE and the external auditors, the scope of the auditors' work, as well as the conclusions presented through the execution of the Independent Auditors' work plan; and
124

•	It prepared the activities report and CAE operation during 2021, following good corporate governance practices as well as applicable regulations.

Internal Control Systems

Based on the agenda defined for the year 2021, CAE addressed the main issues related to the Company's internal controls, evaluating the risk mitigation actions and the commitment of the senior management members to its continuous improvement.

As a result of the meetings with the Company's internal areas, the Statutory Audit Committee had the opportunity to offer the Board of Directors suggestions for process improvement, supervising the results already obtained in 2021.

Based on the work developed throughout 2021, CAE believes that the internal control system of the Company and its subsidiaries is appropriate for the size and complexity of its business and structured to ensure the efficiency of its operations, the systems that generate the financial reports, as well as compliance with the applicable internal and external rules.

Corporate Risk Management

CAE members, in the exercise of their duties and legal responsibilities, received information from management on the relevant corporate risks, including the continuity risks, making their assessments and recommendations to increase the effectiveness of the risk management processes, directly at the meetings of the Board of Directors, contributing and ratifying the actions implemented in 2021.

Conclusion

CAE found the facts submitted to it at the time of the work performed and described in this Report to be appropriate and recommended, in its opinion, the approval of the Company's audited financial statements for the year ended December 31, 2021.

São Paulo, March 29, 2022.

André Béla Jánszky

Member of the Statutory Audit Committee

Antônio Kandir

Member of the Statutory Audit Committee

Germán Pasquale Quiroga Vilardo

Member of the Statutory Audit Committee

125

4.       STATEMENT OF THE MANAGERS THAT THEY HAVE REVIEWED, DISCUSSED AND AGREED WITH THE COMPANY'S FINANCIAL STATEMENTS

In compliance with the provisions of CVM Instruction 480/09, the managers declare that they have discussed, reviewed and agreed with the financial statements for the year ended December 31, 2021.

São Paulo, March 29, 2022.

Paulo Sergio Kakinoff

President Manager

Richard Freeman Lark, Jr.

Vice President Financial Officer and DRI

126

5.       STATEMENT OF THE MANAGERS THAT THEY HAVE REVIEWED, DISCUSSED AND AGREED WITH THE VIEWS EXPRESSED IN THE INDEPENDENT AUDITORS' OPINION

In compliance with the provisions of CVM Instruction 480/09, the Executive Board declares that it discussed, reviewed and agreed with the opinion expressed in the report of the independent auditor, Grant Thornton Auditores Independentes on the individual and consolidated financial statements for the year ended December 31, 2021.

São Paulo, March 29, 2022.

Paulo Sergio Kakinoff

President Manager

Richard Freeman Lark, Jr.

Chief Financial Officer and DRI

127

6.       AUDIT COMMITTEE OPINION

The Audit committee of Gol Linhas Aéreas Inteligentes S.A., in the exercise of its legal and statutory powers, having examined the Management Report, the Balance Sheet, the Income Statement, the Comprehensive Income Statement, the Statement of Changes in Shareholders' Equity, the Cash Flow Statement, the Statement of Added Value and the respective Individual and Consolidated Explanatory Notes, for the fiscal year ended December 31, 2021, and along with the report of the Independent Auditors, is of the opinion that the aforementioned pieces adequately reflect the equity situation and the economic-financial position of the Company as of December 31, 2021, recognizing that they are in a condition to be deliberated by the Ordinary General Meeting.

São Paulo, March 29, 2022.

Renato Chiodaro

Chairman of the Audit Committee

Marcelo Moraes

Member of the Audit Committee

Marcela de Paiva

Member of the Audit Committee

128

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/ME nº 06.164.253/0001-87

NIRE 35.300.314.441

7. EXTRAORDINARY SHAREHOLDERS’ MEETING

7.1.	Approval of the Company's capital increase - Information required by Article 11 of CVM Instruction 481/09

The Company's management proposes to amend the caput of article 5 of the Company's Bylaws, in order to reflect the capital increases approved at meetings of the Company's Board of Directors, held during the fiscal year of 2021, as permitted by article 6 of the Company's Bylaws.

The proposed amendment aims to make the Company's Bylaws reflect the current share capital, in view of the approved increases made by the Board of Directors, without the need for statutory reform, on February 9, 2021, April 28, 2021, June 4, 2021, July 28, 2021, November 8, 2021 and March 14, 2022. There are no legal or economic consequences resulting from this change, considering that the capital increases have already been approved by the Company's management.

For the purposes of CVM Instruction 481/09, the Company's management makes available below the information related to the change in the proposed statutory capital.

Current Bylaws Wording	Proposed Changes (highlighted)
ARTICLE 5 - The Share Capital, fully subscribed and paid in, is R$ 3,165,054,354.88 (three billion, one hundred sixty five million, fifty-four hundred thousand, three hundred fifty four BRL and eighty-eight cents), divided into 3,137,706,967 (three billion, one hundred and thirty seven million, seven hundred and six thousand, nine hundred and sixty-seven) shares, of which 2,863,682,710 (two billion, eight hundred and sixty-three million, six hundred and eighty-two thousand, seven hundred and ten) are common shares, and 274,024,257 (two hundred and seventy four million, twenty-four thousand, two hundred and fifty-seven) are preferred shares, all nominative and without par value.	ARTICLE 5 - The Share Capital, fully subscribed and paid in, is R$ 4,196,959,142.88 (four billion, one hundred and ninety-six million, nine hundred and fifty-nine thousand, one hundred and forty-two reais and eighty-eight cents), divided into 3,178,079,596 (three billion, one hundred and seventy-eight million, seventy-nine thousand, five hundred and ninety-six) shares, of which 2,863,682,710 (two billion, eight hundred and sixty-three million, six hundred and eighty-two thousand, seven hundred and ten) are common shares, and 314,396,886 (three hundred and fourteen million, three hundred and ninety-six thousand, eight hundred and eighty-six) are preferred shares, all nominative and without par value.

129

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer